As filed with the Securities and Exchange Commission on December 19, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELEVEN BIOTHERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-2025616
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

215 First Street, Suite 400

Cambridge, MA 02142

(617) 871-9911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Abbie C. Celniker, Ph.D.

President and Chief Executive Officer

Eleven Biotherapeutics, Inc.

215 First Street, Suite 400

Cambridge, MA 02142

(617) 871-9911

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Redlick, Esq.

Richard A. Hoffman, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do no check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	1,743,680	$11.42	$19,912,825.60	$2,314
Common Stock, par value $0.001 per share underlying warrants	871,840	$11.42	$9,956,412.80	$1,157
Total	2,615,520	$11.42	$29,869,238.40	$3,471

(1)	Represents shares offered by the selling stockholders. Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low prices of the Registrant’s common stock on December 12, 2014, as quoted on the NASDAQ Global Market.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2014

PRELIMINARY PROSPECTUS

Eleven Biotherapeutics, Inc.

2,615,520 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 1,743,680 shares of our common stock that we sold to the selling stockholders and 871,840 shares of common stock that are issuable upon the exercise of outstanding warrants to purchase our common stock issued to the selling stockholders in connection with a private placement completed on December 2, 2014. We will not receive any proceeds from the sale of these shares by the selling stockholders.

We are not selling any shares of common stock and will not receive any proceeds from the sale of the shares under this prospectus. Upon the exercise of the warrants for 871,840 shares of our common stock by payment of cash, however, we will receive the exercise price of the warrants, which is $15 per share. The warrants covered by the registration statement of which this prospectus is a part have a net exercise provision that allows the holders to receive a reduced number of shares of our common stock, equal to the aggregate fair value less the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash.

We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges, if any, incurred for the sale of shares of our common stock.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 52. For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 50.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our common stock is traded on the NASDAQ Global Market under the symbol “EBIO.” On December 18, 2014, the closing sale price of our common stock on the NASDAQ Global Market was $12.00 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2014.

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2013 and our other filings with the Securities and Exchange Commission (the “SEC”) listed in the section of this prospectus entitled “Incorporation of Documents By Reference.” This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements and the related notes thereto, in each case appearing elsewhere in this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2013 or in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, incorporated by reference herein, before making an investment decision.

Company Overview

We are a clinical-stage biopharmaceutical company with a proprietary protein engineering platform, called AMP-Rx, that we apply to the discovery and development of protein therapeutics to treat diseases of the eye. Our therapeutic approach is based on the role of cytokines in diseases of the eye, our understanding of the structural biology of cytokines and our ability to rationally design and engineer proteins to modulate the effects of cytokines. Cytokines are cell signaling molecules found in the body that can have important inflammatory effects. We believe cytokines play a major role in the pathology underlying many eye diseases and that protein therapeutics are an effective means of modulating the effects of cytokines in diseases of the eye. We have used our AMP-Rx platform to rationally design, engineer and generate a pipeline of innovative protein therapeutic candidates that target cytokines we believe are central to diseases of the eye. We are conducting research and development programs directed at both diseases of the front of the eye, such as dry eye disease and allergic conjunctivitis, and diseases of the back of the eye, such as diabetic macular edema, or DME, and uveitis.

Our most advanced product candidate is EBI-005. We designed, engineered and generated EBI-005 using our AMP-Rx platform and are developing EBI-005 as a topical treatment for dry eye disease and allergic conjunctivitis. Our EBI-005 program is based on the role that elevated levels of the inflammatory cytokine interleukin-1, or IL-1, play in the initiation and maintenance of the inflammation and pain associated with dry eye disease and the itching associated with allergic conjunctivitis. We hold worldwide commercialization rights to EBI-005.

In 2013, we completed a Phase 1b/2a clinical trial of EBI-005 in patients with moderate to severe dry eye disease. We believe that the results of this trial, together with the results of a separate Phase 1/2 clinical trial conducted by one of our scientific co-founders using another IL-1 receptor antagonist in patients with moderate to severe dry eye disease and published in the peer-reviewed journal JAMA Ophthalmology in 2013, supported our initiation of a pivotal Phase 3 clinical program in January 2014 to further evaluate EBI-005.

Our current pivotal Phase 3 clinical program consists of two Phase 3 clinical trials evaluating the safety and efficacy of EBI-005 for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 for one year. We initiated the first of these Phase 3 clinical trials in patients with dry eye disease in early 2014. We expect to have top-line data from our first Phase 3 trial available in the second quarter of 2015. If the results of both our Phase 3 trials and our separate safety trial are favorable, we plan to submit a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, seeking approval of EBI-005 for the treatment of dry eye disease in the United States in the second half of 2016. We also initiated a Phase 2 clinical trial in February 2014 to evaluate the use of EBI-005 in patients with allergic conjunctivitis, for which we announced top-line data in October 2014.

Our preclinical product candidates include EBI-031, an anti-interleukin-6, or IL-6, antibody for the treatment of DME, a serious disease of the central portion of the retina known as the macula, and EBI-028 for the treatment of uveitis, which is an inflammatory disease of the middle layer of the eye known as the uvea. We plan to initiate studies of EBI-031 necessary to support the filing of an investigational new drug application, or IND, with the FDA by the end of 2015. We plan to continue to study EBI-028 in preclinical models to further optimize this product candidate for potential use in humans.

The following table summarizes key information about our product development programs.

We are led by a management team with extensive experience in the pharmaceutical industry. Our President and Chief Executive Officer, Abbie C. Celniker, Ph.D., brings more than 20 years of experience in leading protein therapeutic discovery and development companies and programs. The cornerstone of our biological approach is based on the research of one of our co-founders, Reza Dana, M.D., who is currently a Professor of Ophthalmology and the Claes Dohlman Chair in Ophthalmology at Harvard Medical School.

Our Approach

Until recently, ocular therapies generally have been developed based on a limited understanding of the biology underlying the initiation and maintenance of the disease state. As a result, many of the therapies for eye diseases were not the result of rational drug design, but instead were ophthalmic formulations of pharmaceuticals that were originally developed and approved for non-ocular diseases, such as steroids and antihistamines. We believe that this limited understanding of the biology of eye diseases impeded the discovery and development of innovative ophthalmic therapeutics.

Over the past 15 years, researchers have been developing a greater understanding of the key proteins and pathways involved in ocular disease. For instance, the understanding of the protein pathways involved in the retinal disease wet age-related macular degeneration, or wet AMD, has led to the successful development of drugs such as Lucentis and Eylea that have dramatically improved the outcomes for many patients. We believe that we can apply similar advances in the understanding of other protein pathways involved in eye diseases to the discovery and development of new treatments for these diseases.

We apply a rational, biology-based approach to the discovery and development of novel protein therapeutics for patients suffering from eye diseases. Our therapeutic approach is based on the role of cytokines in diseases of the eye, our understanding of the structural biology of cytokines and our ability to rationally design proteins to modulate the effects of cytokines.

AMP-Rx is our proprietary platform that we use to design, engineer and generate novel protein therapies that modulate key molecular targets we believe are responsible for the initiation or maintenance of an ocular disease. We begin by analyzing the target and identifying the protein-based approaches we may use to modulate the target. We then generate protein candidates and model protein/target interactions to inform an iterative protein optimization technique. We use this process to modify protein drugs to meet design specifications for improved biological and drug-like properties. We have established a collaboration with ThromboGenics, N.V., or ThromboGenics, in which we apply our AMP-Rx platform to design and engineer innovative ophthalmic medicines.

Dry Eye Disease

Dry eye disease affects the ocular surface and is characterized by symptoms of dryness, pain, discomfort and irritation. If dry eye disease is left untreated or becomes severe, patients may suffer chronic ocular pain and distortion of vision that can significantly reduce their quality of life. Dry eye disease often is classified as mild, moderate or severe based primarily on clinical symptom severity. Dry eye disease is one of the leading causes of patient visits to eye care professionals in the United States. According to Market Scope, LLC, or Market Scope, a publisher of research and analysis on the ophthalmic market, approximately 68 million people in the United States, European Union, Japan and other developed markets have dry eye disease, including approximately 26 million people who suffer from the moderate to severe form of dry eye disease. According to Market Scope, approximately 19 million people in the United States have dry eye disease, including approximately seven million people who suffer from the moderate to severe form of dry eye disease.

The current standard of care for moderate to severe dry eye disease includes artificial tears and topical anti- inflammatory and immune-modulating drugs. The anti-inflammatory and immune-modulating drug market for the treatment of moderate to severe dry eye disease consists primarily of Restasis, which is approved for use in the United States, and off-label use of corticosteroids. Restasis, which had annual worldwide sales of approximately $940 million in 2013, is not approved for the treatment of the symptoms of dry eye disease, but only for increasing tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation associated with dry eye disease. In clinical trials, approximately 15% of Restasis-treated patients versus approximately 5% of vehicle-treated patients demonstrated statistically significant increases in tear production at six months after initiation of treatment in patients whose tear production was presumed to be suppressed due to ocular inflammation. Approximately 17% of patients reported ocular burning following the use of Restasis. We believe that there remains a significant unmet medical need for new treatments for patients suffering from moderate to severe dry eye disease.

EBI-005 – a Novel IL-1 Receptor Antagonist

Our most advanced product candidate is EBI-005, a recombinant protein which binds with the IL-1 receptor and blocks, or antagonizes, IL-1 receptor signaling on many cell types in the eye. We are developing EBI-005 as a topical, eye-drop treatment for dry eye disease and allergic conjunctivitis. When the IL-1 receptor is blocked by EBI-005, the IL-1 receptor is unable to transmit the biological signals that we believe are responsible for many of the signs and symptoms of ocular surface inflammatory diseases, such as pain, discomfort, itching and inflammation. We have designed, engineered and generated EBI-005 using our AMP-Rx platform to have the following product attributes that we believe improve its utility as a topical therapeutic:

•

Rapid onset of action. We have designed EBI-005 to be a potent blocker of IL-1. In a biochemical study of receptor binding, EBI-005 bound up to 500 times more strongly to the IL-1 receptor than the natural ligands IL-1ß and IL-1Ra. We believe this may result in a rapid onset of symptomatic relief.

•

Comfortable for patients. We have optimized EBI-005 for topical, ophthalmic delivery and have formulated it with a preservative-free comfortable solution, or vehicle, for delivery as an eye drop. We believe patient comfort is an important factor in patient compliance and physician recommendation of a topical drug for diseases of the ocular surface.

•

Convenient dosing. We have designed EBI-005 to bind tightly to the IL-1 receptor and block it for an extended period of time. We have measured the duration of this receptor binding in biochemical studies outside the body, or in vitro. Based on these tests and our understanding of the natural cycling of the IL-1 receptor from the cell surface to the cell interior, we believe EBI-005 remains bound to an IL-1 receptor during the entire period the receptor is present on the surface of a cell. We believe a long duration of receptor binding may allow for a convenient dosing schedule.

•

Stable dosage form. We designed EBI-005 to be a thermally stable protein product. In well-controlled analytical tests, EBI-005 was stable for up to five months at room temperature. We believe room temperature stability without the need for refrigeration is an important convenience for patients.

In 2013, we completed a Phase 1b/2a clinical trial of EBI-005 in patients with moderate to severe dry eye disease. We designed our Phase 1b/2a clinical trial of EBI-005 principally to assess safety in dry eye disease patients and secondarily, to measure efficacy in order to inform the design of our pivotal clinical trials. In our Phase 1b/2a trial, EBI-005 was generally well tolerated. While we did not power our Phase 1b/2a trial to measure efficacy with statistical significance, and the differences from baseline that we observed in the EBI-005 treatment groups were not statistically significant when compared to differences from baseline in patients who received vehicle control, we observed the following results, among others, in this trial:

•

on the primary efficacy endpoint of change in patient symptoms as assessed by a patient questionnaire called the ocular surface disease index, or OSDI, an improvement in patients treated with EBI-005 from baseline at six weeks;

•

on the secondary efficacy endpoint of change in total corneal fluorescein staining, or CFS, a measure of ocular surface injury, an improvement in patients treated with EBI-005 from baseline at six weeks;

•

on the painful or sore eyes question of the OSDI, a greater improvement from baseline at six weeks in patients treated with EBI-005 compared to improvement from baseline at six weeks in patients in the vehicle control group; and

•	fewer artificial tears used by patients treated with EBI-005 compared with patients in the vehicle control group, and this difference was statistically significant.

We believe these results were clinically relevant.

In early 2014, we initiated our pivotal Phase 3 clinical program that consists of two Phase 3 clinical trials to evaluate the safety and efficacy of EBI-005 from baseline at 12 weeks at a concentration of 5 mg/ml for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 at the same concentration for one year. We have designed our pivotal Phase 3 clinical program based on the results we observed in our Phase 1b/2a clinical trial of EBI-005. We initiated the first of our Phase 3 trials in patients with moderate to severe dry eye disease in early 2014. We expect to have top-line data from our first Phase 3 trial available in the second quarter of 2015. We currently intend to initiate our second Phase 3 trial after reviewing top-line data from our first Phase 3 trial. We expect to initiate our separate clinical trial evaluating the safety of treatment with EBI-005 for one year by the end of 2014. If the results of both of our Phase 3 trials and our separate safety trial are favorable, we plan to submit a BLA with the FDA seeking approval of EBI-005 for the treatment of dry eye disease in the United States in the second half of 2016.

In addition to our clinical development of EBI-005 in dry eye disease, we initiated and completed a Phase 2 clinical trial in 2014 of EBI-005 in patients with allergic conjunctivitis, including patients who have not responded adequately to antihistamines or mast cell stabilizers. Allergic conjunctivitis is an inflammatory disease of the conjunctiva, the membrane covering the inside of the eyelids and sclera, the white part of the eye, primarily from a reaction to allergy- causing substances such as pollen or pet dander. We designed the Phase 2 study to evaluate the safety and efficacy of EBI-005 compared to vehicle-control in two models of allergen challenge adapted to evaluate the late phase response of allergy. The two models were a modified environmental exposure chamber model, or EEC, and a modified direct conjunctival allergen challenge model, or CAPT.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on developing and commercializing novel protein therapeutics to treat diseases of the eye. The key elements of our strategy in support of this goal are to:

•

Complete clinical development of and seek marketing approval for EBI-005 for the treatment of dry eye disease. If the results of both of our Phase 3 trials and our separate safety trial are favorable, we plan to submit a BLA to the FDA seeking approval of EBI-005 for the treatment of dry eye disease in the United States in the second half of 2016.

•

Expand the use of EBI-005 for additional ocular indications. In 2014, we completed a Phase 2 clinical trial to assess the potential therapeutic benefit of EBI-005 for the treatment of allergic conjunctivitis in patients who have not responded adequately to antihistamines or mast cell stabilizers. Data analyses are ongoing and we plan to have an update on our strategy going forward in allergic conjunctivitis in early 2015.

•

Maximize commercial potential of EBI-005. We hold worldwide commercialization rights to EBI-005 and may decide to build our own focused, specialty sales force in order to commercialize EBI-005 in the United States ourselves. We intend to enter into strategic collaborations for the development and commercialization of EBI-005 outside of the United States.

•

Advance EBI-031 for the treatment of diabetic macular edema. Our most advanced preclinical product candidate is EBI-031, an optimized version of an anti-interleukin-6, or IL-6, antibody we referred to as EBI-029, for the treatment of DME. We are undertaking the necessary CMC development work and nonclinical safety studies to support the submission of an IND to the FDA by the end of 2015 for the purpose of conducting clinical trials of EBI-031.

•

Apply AMP-Rx platform to build a pipeline of product candidates for the treatment of eye diseases. We use our AMP-Rx platform to rationally design, engineer and generate a pipeline of innovative protein therapeutic candidates that target cytokines that we believe are central to diseases of the eye.

•

Pursue collaborative and other strategic opportunities. We have established a collaboration with ThromboGenics, a European based, publicly held biopharmaceutical company focused on developing and commercializing innovative ophthalmic medicines. We plan to evaluate opportunities to enter into other collaborations that may contribute to our ability to advance our product candidates and to progress concurrently a range of discovery and development programs.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include the following:

•

We depend heavily on the success of EBI-005. Our ability to generate product revenues, which we do not expect will occur before 2017, if ever, will depend heavily on our obtaining marketing approval for and commercializing EBI-005.

•

Our Phase 3 clinical program evaluating EBI-005 may not be successful. In our Phase 1b/2a trial of EBI-005, neither of the doses of EBI-005 tested achieved statistically significant superiority compared to vehicle control based on any primary or secondary efficacy endpoints, including those we intend to use for our planned Phase 3 clinical trials. We have based many elements of the design of the protocol for our planned Phase 3 clinical trials, including key eligibility criteria and the co-primary endpoints we expect to use, on retrospective subgroup analyses that we performed on the results of our Phase 1b/2a clinical trial. These retrospective subgroup analyses may not be predictive of the results of these Phase 3 trials.

•	We are an early stage company. We currently have no commercial products, and all of our product candidates, other than EBI-005, are still in preclinical development.

•

We have not yet demonstrated our ability to successfully complete a pivotal Phase 3 clinical trial, obtain marketing approvals, manufacture at commercial scale, or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of EBI-005 or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed.

•

We face substantial competition. There are a number of products and therapies in preclinical research and clinical development by third parties to treat dry eye disease. Some patients with moderate to severe dry eye disease are effectively treated by the current standard of care therapies, some of which are available in generic form or offered at relatively low prices. We also would face competition with respect to EBI-005 if anakinra, another IL-1 blocker approved for subcutaneous administration for the treatment of rheumatoid arthritis, was available commercially for the treatment of dry eye disease.

•

We have incurred significant losses since our inception and will need substantial additional funding. As of September 30, 2014, we had an accumulated deficit of $83.6 million. We expect to incur significant expenses and operating losses over the next several years.

Our Corporate Information

We were incorporated under the laws of the state of Delaware on February 25, 2008 under the name NewCo LS14, Inc. We subsequently changed our name to DeNovo Therapeutics, Inc. in September 2008 and again to Eleven Biotherapeutics, Inc. in February 2010. Our principal executive offices are located at 215 First Street, Suite 400, Cambridge, Massachusetts 02142, and our telephone number is (617) 871-9911. Our website address is www.elevenbio.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Eleven,” “we,” “us,” “our” and similar references refer to Eleven Biotherapeutics, Inc. Eleven Biotherapeutics, AMP-Rx and the

Eleven logo are our trademarks. The copyright to the Ocular Surface Disease Index and the registered trademark Restasis are the property of Allergan, Inc. The registered trademark Kineret is the property of Swedish Orphan Biovitrum AB. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company until December 31, 2019. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by the selling stockholders	2,615,520 shares, including 871,840 shares of our common stock issuable upon exercise of warrants at an exercise price of $15 per share

Common stock outstanding	18,034,370 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	“EBIO”

The number of shares of our common stock outstanding is based on 18,034,370 shares of our common stock outstanding as of December 5, 2014 and excludes the following:

•	1,462,445 shares of our common stock issuable upon the exercise of stock options outstanding as of December 5, 2014 at a weighted average exercise price of $4.65 per share;

•

27,500 shares of our common stock issuable upon exercise of warrants held by our venture debt lender, Silicon Valley Bank, and Life Science Loans, LLC, and 27,500 additional shares of our common stock issuable upon exercise of such warrants following such date, if any, that the Company draws down the second tranche under the loan facility with Silicon Valley Bank;

•	871,840 shares of our common stock issuable upon exercise of warrants held by the selling stockholders at an exercise price of $15 per share;

•	465,558 shares of our common stock available for future issuance under our 2014 Stock Incentive Plan, or the 2014 Plan, as of December 5, 2014; and

•	157,480 shares of our common stock available for future issuance under our 2014 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants described above.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus. We have derived the statement of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2013. We have derived the statement of operations data for the nine months ended September 30, 2013 and 2014 and the balance sheet data as of September 30, 2014 from our unaudited financial statements incorporated by reference in this prospectus from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. The unaudited financial data include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, that are necessary for a fair statement of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands, except per share data)
Statement of Operations Data:
Collaboration revenue	$—	$1,334	$824	$1,868
Operating expenses:
Research and development	15,263	13,788	10,576	21,445
General and administrative	4,213	4,024	2,606	6,259

Total operating expenses	19,476	17,812	13,182	27,704

Loss from operations	(19,476)	(16,475)	(12,358)	(25,836)
Other income (expense):
Other income (expense), net	(13)	(147)	(96)	56
Interest expense	(168)	(1,400)	(505)	(237)

Total other expense, net	(181)	(1,547)	(601)	(181)

Net loss and comprehensive loss	$(19,657)	$(18,025)	$(12,959)	$(26,017)

Cumulative preferred stock dividends	(3,111)	(3,857)	(2,715)	(519)

Net loss applicable to common stockholders	$(22,768)	$(21,822)	$(15,674)	$(26,536)

Net loss per share applicable to common stockholders—basic and diluted	$(22.93)	$(16.18)	$(11.87)	$(1.90)

Weighted-average number of common shares used in net loss per share applicable to common stockholders-basic and diluted(1)	993	1,352	1,320	13,954

(1)	See Note 2 within the notes to our financial statements incorporated by reference in this prospectus for a description of the method used to calculate basic and diluted net loss per common share.

As of September 30, 2014
(in thousands)
Balance Sheet Data:(1)
Cash and cash equivalents	$35,943
Working capital	29,784
Total assets	36,981
Notes payable, net of current portion	1,645
Accumulated deficit	(83,611)
Total stockholders’ equity	28,778

(1)	The unaudited balance sheet data does not give effect to (i) the private placement transaction which closed on December 2, 2014, pursuant to which we sold 1,743,680 shares of our common stock and warrants to purchase 871,840 shares of our common stock to institutional accredited investors in exchange for aggregate gross proceeds of approximately $20.0 million, or (ii) our entry into a second loan modification agreement with Silicon Valley Bank which closed on November 25, 2014, under which we increased the amount we may borrow under our venture debt facility from $5.0 million to $15.0 million and borrowed a first tranche of $10.0 million, of which amount approximately $3.2 million was applied to the repayment of outstanding debt obligations to Silicon Valley Bank, including accrued interest.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Financial Position and Need For Additional Capital

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. As of September 30, 2014, we had an accumulated deficit of $83.6 million. To date, we have financed our operations primarily through private placements of our preferred stock and convertible bridge notes, venture debt borrowings and our initial public offering, or IPO, and, to a lesser extent, from a collaboration. All of our revenue to date has been collaboration revenue, which we first began to generate in 2013. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and, beginning in 2012, clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of any drugs. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses will increase substantially as compared to prior periods in connection with conducting our pivotal Phase 3 clinical program, consisting of two Phase 3 clinical trials evaluating the safety and efficacy of EBI-005, our most advanced product candidate, for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 for one year, and seeking marketing approval for EBI-005 for this indication in the United States. We began randomizing and treating patients in our first Phase 3 trial in January 2014.

We received scientific advice from the European Medicine Agency’s, or EMA, Committee for Medicinal Products for Human Use, or CHMP, that indicates that the requirements for European registration in dry eye disease will differ from the requirements for registration in the United States and our pivotal Phase 3 clinical program is not consistent with the advice of the CHMP. We will continue to evaluate the scientific advice received from the EMA and plan to further discuss with the EMA a registration plan for EBI-005 in moderate to severe dry eye disease for the European Union. We may be required to conduct additional clinical trials to support an application for marketing approval of EBI-005 in the European Union. We anticipate that our expenses will increase substantially if we pursue, alone or in collaboration with third parties, the development of and seek marketing approval for, EBI-005 for the treatment of moderate to severe dry eye disease in the European Union.

Our expenses will also increase if and as we:

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pursue the development of EBI-005 for the treatment of allergic conjunctivitis or additional indications or for use in other patient populations or, if it is approved, seek to broaden the label for EBI-005;

•	continue the research and development of our other product candidates;

•	seek to discover and develop additional product candidates;

•	in-license or acquire the rights to other products, product candidates or technologies for the treatment of ophthalmic diseases;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•	establish sales, marketing and distribution capabilities and scale up and validate external manufacturing capabilities to commercialize any products for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, quality control, scientific and management personnel;

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expand our operational, financial and management systems and personnel, including personnel to support our clinical development, manufacturing and planned future commercialization efforts and our operations as a public company; and

•	increase our insurance coverage as we expand our clinical trials and commence commercialization of EBI-005.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses will increase substantially if:

•	we are required by the United States Food and Drug Administration, or FDA, or EMA to perform studies in addition to those currently expected; or

•	if there are any delays in enrollment of patients in, continuing or completing our clinical trials or the development of EBI-005 or any other product candidates that we may develop.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, EBI-005, which we do not expect will occur before 2017, if ever. This will require us to be successful in a range of challenging activities, including:

•	completing and obtaining favorable results from our pivotal Phase 3 clinical program for EBI-005 for the treatment of moderate to severe dry eye disease;

•	subject to obtaining favorable results from our pivotal Phase 3 clinical program for EBI-005, applying for and obtaining marketing approval for EBI-005 in the United States;

•

establishing sales, marketing and distribution capabilities, either ourselves or through collaboration or other arrangements with third parties, to effectively market and sell EBI-005 in the United States;

•	initiating and obtaining favorable results from registration trials of EBI-005 for the treatment of moderate to severe dry eye disease in the European Union;

•	subject to obtaining favorable results from registration trials for EBI-005 in the European Union, applying for and obtaining marketing approval for EBI-005 in the European Union;

•	establishing collaboration, distribution or other marketing arrangements with third parties to commercialize EBI-005 in markets outside the United States;

•	achieving an adequate level of market acceptance of EBI-005;

•	protecting our rights to our intellectual property portfolio related to EBI-005; and

•	ensuring the manufacture of commercial quantities of EBI-005.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to devote substantial financial resources to our ongoing and planned activities, particularly completing our pivotal Phase 3 clinical program evaluating EBI-005 for the treatment of moderate to severe dry eye disease and, if successful, seeking marketing approval for EBI-005. We expect to devote additional financial resources to the clinical development of EBI-005 as we initiate and conduct additional clinical trials of EBI-005 for the treatment of dry eye disease in the European Union and for the treatment of allergic conjunctivitis or other diseases and to functions associated with operating as a public company. We also expect to devote additional financial resources to conducting research and development, if we determine to proceed into clinical development, initiating clinical trials of, and seeking regulatory approval for, our other product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we would need to devote substantial financial resources to commercialization efforts, including product manufacturing, marketing, sales and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our future capital requirements will depend on many factors, including:

•	the progress, costs and outcome of our pivotal Phase 3 clinical program for EBI-005 and of any clinical activities for regulatory review of EBI-005 outside of the United States;

•	the costs and timing of process development and manufacturing scale up and validation activities associated with EBI-005;

•	the costs, timing and outcome of regulatory review of EBI-005 in the United States, the European Union and in other jurisdictions;

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the costs and timing of commercialization activities for EBI-005 if we receive, or expect to receive, marketing approval, including the costs and timing of establishing product sales, marketing, distribution and outsourced manufacturing capabilities;

•	subject to receipt of marketing approval, the amount of revenue received from commercial sales of EBI-005;

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the progress, costs and outcome of developing EBI-005 for the treatment of additional indications or for use in other patient populations, including any clinical trials to assess the potential therapeutic benefit of EBI-005 for the treatment of allergic conjunctivitis;

•	our ability to establish collaborations on favorable terms, if at all, particularly licensing, manufacturing, marketing and distribution arrangements for our product candidates;

•	the scope, progress, results and costs of preclinical development, laboratory testing and, if we determine to proceed into clinical development, clinical trials of our other product candidates;

•	the success of our collaboration with ThromboGenics;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•	the extent to which we in-license or acquire rights to other products, product candidates or technologies for the treatment of ophthalmic diseases.

As of September 30, 2014, we had cash and cash equivalents of $35.9 million. We believe that our cash and cash equivalents as of September 30, 2014, will enable us to fund our operating expenses, debt service obligations and capital expenditure requirements into the first quarter of 2016, without giving effect to any potential milestone payments we may receive under our existing collaboration and license agreement with ThromboGenics. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We are planning to spend significant funds to complete our Phase 3 clinical program evaluating EBI-005 and to submit a Biologics License Application, or BLA, to the FDA seeking approval of EBI-005 for the treatment of dry eye disease in the United States in the second half of 2016. We also are planning to spend significant funds on other development programs, including possible additional clinical trials of EBI-005 for the treatment of allergic conjunctivitis. At this time we cannot reasonably estimate the remaining costs necessary to prepare and submit the BLA seeking approval of EBI-005 and commercialize EBI-005 for the treatment of dry eye disease, including commercial manufacturing of EBI-005, or the nature, timing or costs of the efforts necessary to complete the development of EBI-005 for the treatment of allergic conjunctivitis or another disease or to complete the development of any other product candidate we may develop.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. Our commercial revenues, if any, will be derived from sales of EBI-005 or any other products that we successfully develop, none of which we expect to be commercially available for several years, if at all. In addition, if approved, EBI-005 or any other product candidate that we develop or any product that we in-license may not achieve commercial success. Accordingly, we will need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, collaborations, strategic alliances, licensing arrangements and marketing and distribution arrangements. We do not have any committed external source of funds other than funding under our existing collaboration and license agreement with ThromboGenics in the form of research funding. Under this collaboration, we also may receive potential milestone payments upon the achievement of specified development, regulatory and other milestones and royalties with respect to future sales of collaboration products by ThromboGenics. ThromboGenics may terminate our existing collaboration for convenience on short notice. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as holders of our common stock. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our pledge of specified assets as collateral to secure our obligations under our existing loan and security agreement with our venture debt lender, Silicon Valley Bank, may limit our ability to obtain additional debt financing.

If we raise additional funds through government or other third-party funding, collaborations, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were incorporated and commenced active operations in early 2008, and our operations to date have been limited to organizing and staffing our company, acquiring rights to intellectual property, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies and, beginning in 2012, conducting clinical trials of EBI-005. All of our product candidates, other than EBI-005, are still in preclinical development. We have not yet demonstrated our ability to successfully complete a pivotal Phase 3 clinical trial, obtain marketing approvals, manufacture at commercial scale, or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks Related to the Discovery and Development of Our Product Candidates

We depend heavily on the success of EBI-005, our most advanced product candidate, which we are developing for the treatment of moderate to severe dry eye disease. If we are unable to successfully complete our pivotal Phase 3 clinical program and obtain marketing approvals for EBI-005, or experience significant delays in doing so, or if after obtaining marketing approvals, we fail to commercialize EBI-005, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of EBI-005 for the treatment of patients with moderate to severe dry eye disease and for other disease indications. There remains a significant risk that we will fail to successfully develop EBI-005. In 2013, we completed a Phase 1b/2a clinical trial to evaluate the safety, tolerability and biological activity of EBI-005 in patients with moderate to severe dry eye disease. In 2014, we completed a Phase 2 clinical trial to evaluate the safety, tolerability and biological activity of EBI-005 in patients with allergic conjunctivitis. Our pivotal Phase 3 clinical program in dry eye disease will consist of two Phase 3 clinical trials evaluating EBI-005 for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 for one year. We began randomizing and treating patients in our first Phase 3 trial in January 2014. We do not expect to have initial, top-line data from our first Phase 3 trial available until the second quarter of 2015. The timing of the availability of such top-line data and the completion of our pivotal Phase 3 clinical program is dependent, in part, on our ability to locate and enroll a sufficient number of eligible patients in our pivotal Phase 3 clinical program on a timely basis. Even if the results of both of our Phase 3 clinical trials evaluating EBI-005 for the treatment of moderate to severe dry eye disease and our separate safety trial are favorable, we do not plan to submit a BLA to the FDA seeking approval of EBI-005 for the treatment of dry eye disease in the United States before the second half of 2016. We cannot accurately predict when or if EBI-005 will prove effective or safe in humans or whether it will receive marketing approval. Our ability to generate product revenues, which we do not expect will occur before 2017, if ever, will depend heavily on our obtaining marketing approval for and commercializing EBI-005.

The success of EBI-005 will depend on several factors, including the following:

•	completing and obtaining favorable results from our pivotal Phase 3 clinical program for EBI-005;

•	initiating and obtaining favorable results from registration trials of EBI-005 for the treatment of moderate to severe dry eye disease in the European Union;

•	applying for and receiving marketing approvals from applicable regulatory authorities for EBI-005;

•

making arrangements with third-party manufacturers for commercial quantities of EBI-005 and receiving regulatory approval of our manufacturing processes and our third-party manufacturers’ facilities from applicable regulatory authorities;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of EBI-005, if and when approved, whether alone or in collaboration with others;

•	acceptance of EBI-005, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies, including the existing standard of care;

•	maintaining a continued acceptable safety profile of EBI-005 following approval;

•	obtaining and maintaining coverage and adequate reimbursement from third-party payors;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

•	protecting our rights in our intellectual property portfolio related to EBI-005.

Successful development of EBI-005 for additional indications, such as allergic conjunctivitis, or for use in broader patient populations and our ability, if it is approved, to broaden the label for EBI-005 will depend on similar factors. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize EBI-005, which would materially harm our business.

If clinical trials of EBI-005 or any other product candidate that we develop fail to demonstrate safety and efficacy to the satisfaction of the FDA, the EMA or other regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be delayed or unable to complete, the development and commercialization of EBI-005 or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, including EBI-005, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We will be required to demonstrate the safety of treatment with EBI-005 for one year in a separate safety trial in order to support marketing approval of EBI-005 for the treatment of dry eye disease in the United States. To meet this requirement, we plan to conduct a safety trial with no fewer than 100 patients who will be treated with EBI-005 for one year. We cannot predict the results of this safety trial because we have no clinical data on the safety of EBI-005 when administered for a period longer than six weeks and only limited clinical safety data on the effects of EBI-005 when formulated with the vehicle being used in our pivotal Phase 3 clinical program.

In general, the FDA requires two adequate and well controlled clinical trials demonstrating effectiveness on two primary endpoints for marketing approval of a dry eye disease drug. One of these co-primary endpoints must be a sign of dry eye disease and the other must be a symptom of dry eye disease. We are not aware of any investigational dry eye disease drug in development that has met these criteria. Regulatory authorities outside the United States, in particular in the European Union, have not issued public guidance on the requirements for approval of a dry eye drug. We have received scientific advice from the CHMP regarding European registration requirements for EBI-005 for the treatment of moderate to severe dry eye disease. The scientific advice indicates that the requirements for registration in the European Union will differ from the requirements for registration in the United States and our pivotal Phase 3 clinical program is not consistent with the advice of the CHMP. Our pivotal Phase 3 clinical program also may not be sufficient to support an application for marketing approval in other jurisdictions outside the United States.

Our Phase 1b/2a trial evaluated EBI-005 for the treatment of moderate to severe dry eye disease. In our Phase 1b/2a trial, neither of the doses of EBI-005 tested achieved statistically significant superiority compared to vehicle control based on any primary or secondary efficacy endpoints, including those we intend to use for our Phase 3 clinical trials.

Retrospective subgroup analyses that we performed on the results of our Phase 1b/2a clinical trial may not be predictive of the results of our pivotal Phase 3 clinical program. We have based many elements of the design of the protocol for our Phase 3 clinical trials on retrospective subgroup analyses, including our expected use of improvement in pain and discomfort as measured by the painful or sore eyes question of the ocular surface disease index, or OSDI, as the co-primary endpoint measuring a patient symptom. In our Phase 1b/2a trial, we used total OSDI scores as a secondary efficacy endpoint. Although we believe that the retrospective analyses support our protocol design for our Phase 3 clinical trials and our proposed mechanism of action, retrospective analyses performed after unmasking trial results can result in the introduction of bias, may not be predictive of future study results and are given less weight by regulatory authorities than pre-specified analyses.

We may fail to achieve success in our pivotal Phase 3 clinical program evaluating EBI-005 for the treatment of moderate to severe dry eye disease for a variety of potential reasons.

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The efficacy endpoints in our Phase 1b/2a trial were measured six weeks after the first dose of EBI-005. The co-primary efficacy endpoints in our pivotal Phase 3 clinical program will be measured 12 weeks after the first dose of EBI-005. We have no clinical data on EBI-005 in any clinical trial longer than six weeks.

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We have made changes to the vehicle we use to formulate EBI-005 for topical, ophthalmic delivery in our Phase 3 clinical trials from the vehicle used in our Phase 1b/2a trial. The most significant change to the vehicle is the removal of carboxymethyl cellulose, or CMC. CMC is a common ingredient in artificial tears. We used our new formulation in our completed Phase 2 clinical trial of EBI-005 in patients with allergic conjunctivitis.

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We will restrict the use of rescue artificial tears by patients in our Phase 3 clinical trials. If the restriction on the use of artificial tears causes discomfort to patients and results in patients’ discontinuing their participation in our Phase 3 clinical trials, such discontinuations would harm our ability to complete our Phase 3 clinical trials on a timely basis.

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We changed the eligibility criteria in our Phase 3 clinical trials from the criteria we used in our Phase 1b/2a trial with regard to patient scores on the OSDI. We cannot predict the impact these changes will have on the rate at which patients will be enrolled or randomized in our Phase 3 clinical trials. If these changes slow the rate at which patients are enrolled or randomized compared to the rate we anticipate, the availability of top-line clinical data from our first Phase 3 clinical trial and our completion of our pivotal Phase 3 clinical program will be delayed.

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We plan to conduct our Phase 3 clinical trials at many clinical centers that were not included in our Phase 1b/2a trial. The introduction of new centers, and the resulting involvement of new treating physicians, can introduce additional variability into the conduct of the trials in accordance with their protocols and may result in greater variability of patient outcomes, which could adversely affect our ability to detect statistically significant differences between patients treated with EBI-005 and vehicle control.

If, in our first Phase 3 clinical trial, we do not demonstrate a statistically significant improvement from baseline in the EBI-005 treatment group on a pre-specified co-primary endpoint, but we do demonstrate a statistically significant improvement from baseline in the EBI-005 treatment group on one of our secondary endpoints, we may decide to substitute that secondary endpoint for the co-primary endpoint in our second Phase 3 clinical trial prior to initiation of our second Phase 3 clinical trial. Whether this substitution and combination of results would be an acceptable means of meeting the FDA’s requirement that we duplicate in two adequate and well controlled clinical trials a statistically significant improvement on a clinically relevant sign and symptom would be a review issue at the time of our application for marketing approval. If the FDA does not find this to be an acceptable means of meeting the requirements for marketing approval, we will not receive marketing approval for EBI-005, and we will have to conduct another Phase 3 clinical trial if we wish to seek marketing approval for EBI-005 in the future.

The protocols for our pivotal Phase 3 clinical program and other supporting information are subject to review by the FDA and regulatory authorities outside the United States. The FDA or other regulatory authorities may request additional information, require us to conduct additional non-clinical trials or require us to modify our pivotal Phase 3 clinical program, including its endpoints or patient enrollment criteria, to receive clearance to initiate such program or to continue such program once initiated.

In November 2013, we submitted to the FDA the protocol for our first pivotal Phase 3 clinical trial of EBI-005 and data supporting our change to a larger-scale manufacturing process for the production of EBI-005 to be used in this Phase 3 clinical trial. We submitted the protocol for our separate safety study to the FDA and intend to submit the protocol for our second pivotal Phase 3 clinical trial to the FDA prior to initiation of that trial. The FDA is not obligated to comment on our submissions within any specified time period or at all or to affirmatively clear or approve any clinical trial, and we are not obligated to wait for clearance or approval of the FDA to commence any clinical trial. We initiated our first pivotal Phase 3 clinical trial in the United States in January 2014 without waiting for comments from the FDA. On March 24, 2014, we received a letter from the FDA requesting additional information regarding the characterization of EBI-005 produced using our larger-scale manufacturing process based on the FDA’s product quality review of our November 2013 submission. We have responded to the FDA with the information the FDA requested. If the FDA is not satisfied with our responses, the FDA may delay our continuing our first Phase 3 clinical trial. If our Phase 3 program is placed on clinical hold by the FDA, we may be significantly delayed and incur significantly greater expense in our proposed development program. For example, our Phase 1b/2a trial of EBI-005 was placed on clinical hold between September 6, 2012 and October 29, 2012 until we provided particular manufacturing stability information regarding the drug product lots intended to be used in our clinical studies.

We submitted to the EMA a draft protocol for our Phase 3 clinical program of EBI-005 for the treatment of moderate to severe dry eye disease and sought and received scientific advice from the CHMP regarding European registration requirements for EBI-005. The scientific advice received indicates that the requirements for European registration in dry eye disease will differ from the requirements for registration in the United States and our pivotal Phase 3 clinical program is not consistent with the advice of the CHMP. We will continue to evaluate the scientific advice received from the EMA and plan to further discuss with the EMA a registration plan for EBI-005 in moderate to severe dry eye disease for the European Union. The EMA may require us to conduct other clinical trials, in addition to those included in our Phase 3 clinical program, in order to support an application for marketing approval of EBI-005.

We also are required to submit our plans for clinical trials to each national regulatory authority in the European Union having jurisdiction over a country in which we wish to conduct these clinical trials. These national regulatory authorities are not obligated to follow the scientific advice of the EMA and may impose additional requirements on our conduct of clinical trials of EBI-005 in order to initiate clinical trials and support our application for marketing approval of EBI-005. If we are required by the EMA or a national regulatory authority in the European Union to conduct other clinical trials, in addition to those included in our Phase 3 clinical program, our expenses will increase substantially, and we may experience delays in completing the development and commercialization of EBI-005 in the European Union.

We have not received guidance from other regulatory authorities outside the United States regarding the design of our pivotal Phase 3 clinical program. We may not receive clearance from the EMA or other national regulatory authorities in the European Union or other regulatory authorities outside the European Union to initiate our pivotal Phase 3 clinical trials on a timely basis, if at all.

In our Phase 2 clinical trial of EBI-005 in patients with allergic conjunctivitis, we designed the Phase 2 study to evaluate the safety and efficacy of EBI-005 compared to vehicle-control in two models of allergen challenge adapted to evaluate the late phase response of allergy. The two models were a modified environmental exposure chamber model, or EEC, and a modified direct conjunctival allergen challenge model, or CAPT. Although we believe, based on the results of our Phase 2 trial, that the modified CAPT is an appropriate model for assessing EBI-005 for the treatment of allergic conjunctivitis, and we intend to use this model in future clinical development, neither the modified CAPT nor the modified EEC has been used as the basis for approval by the FDA of any other treatment for allergic conjunctivitis. We do not know whether these models will be acceptable to the FDA as a basis for regulatory review of EBI-005.

Our Phase 2 trial of EBI-005 for the treatment of allergic conjunctivitis was conducted in Canada. We have not submitted an investigational new drug application, or IND, to the FDA for the purpose of conducting clinical trials of EBI-005 for the treatment of allergic conjunctivitis. We must submit an IND to the FDA before commencing clinical trials of EBI-005 for the treatment of allergic conjunctivitis in the United States. Submission of the IND may not result in the FDA allowing clinical trials to commence.

If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize EBI-005 or any other product candidates that we may develop, including:

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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we may decide, or regulators or institutional review boards may require us, to suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

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our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or are only modestly favorable or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for EBI-005 or our other product candidates that we may develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as EBI-005, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;

•	the eligibility criteria for the study in question;

•	the perceived risks and benefits of the product candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or unacceptable side effects are identified during the development of EBI-005 or any other product candidates that we may develop, we may need to abandon or limit our development of EBI-005 or such other product candidates.

If EBI-005 or any of our other product candidates are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Although EBI-005 was generally well tolerated in our Phase 1b/2a dry eye trial and Phase 2 allergic conjunctivitis trial, we have no clinical safety data on exposure to EBI-005 for longer than six weeks. We have limited clinical safety data on patient exposure to EBI-005 formulated with the vehicle we are using in our Phase 3 dry eye clinical trials. Many compounds that initially showed promise in clinical or early stage testing for treating ophthalmic disease have later been found to cause side effects that prevented further development of the compound.

We may not be successful in our efforts to use our AMP-Rx platform to build a pipeline of product candidates.

A key element of our strategy is to use our proprietary AMP-Rx platform to rationally design, engineer and generate a pipeline of novel protein therapies and progress these therapies through clinical development for the treatment of a variety of ophthalmic diseases. Our research and development efforts to date have resulted in a pipeline of additional product candidates directed at the treatment of ophthalmic diseases. Other than EBI-005, our product candidates all are in early preclinical research and have not been tested in humans. These and any other potential product candidates that we identify may not be suitable for continued preclinical or clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize our product candidates that we develop based upon our technological approach, we will not be able to obtain product revenues in future periods.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to the Commercialization of Our Product Candidates

Even if EBI-005 or any other product candidate that we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for EBI-005 may be smaller than we estimate.

If EBI-005 or any other product candidate that we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Current treatments that are used for moderate to severe dry eye disease include low cost artificial tears, Restasis and low cost, off-label use of corticosteroids. These treatments are well established in the medical community, and doctors may continue to rely on these treatments rather than EBI-005, if and when it is approved for marketing by the FDA. In addition, it is possible that the FDA may approve generic versions of Restasis in the foreseeable future. If generic versions of Restasis are approved for marketing by the FDA, they would likely be offered at a substantially lower price than EBI-005. As a result, healthcare professionals and third-party payors may choose to rely on such products rather than EBI-005. If EBI-005 does not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.

The degree of market acceptance of EBI-005 or any other product candidate that we may develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments, including the existing standard of care;

•	our ability to offer our products for sale at competitive prices, particularly in light of the lower cost of alternative treatments;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of our marketing and distribution support;

•	timing of market introduction of competitive products;

•	the availability of third-party coverage and adequate reimbursement, particularly by Medicare in light of the prevalence of dry eye disease in persons over age 55;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

Our assessment of the potential market opportunity for EBI-005 is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. If the actual market for EBI-005 is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing EBI-005 or any other product candidates that we may develop if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of therapeutic products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish sales, marketing and distribution capabilities, either ourselves or through collaborations or other arrangements with third parties.

In the future, we plan to build a focused sales and marketing infrastructure to market or co-promote EBI-005 and possibly other product candidates that we develop in the United States, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of EBI-005 or any other product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize EBI-005 or any other product candidates on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We expect to enter into arrangements with third parties to perform sales, marketing and distribution services in markets outside the United States. We may also enter into arrangements with third parties to perform these services in the United States if we do not establish our own sales, marketing and distribution capabilities in the United States or if we determine that such third-party arrangements are otherwise beneficial. Our product revenues and our profitability, if any, under any such third-party sales, marketing or distribution arrangements are likely to be lower than if we were to market, sell and distribute EBI-005 or any other product candidates that we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute EBI-005 or any other product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market EBI-005 or our other product candidates effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing EBI-005 or any other product candidates that we may develop.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to EBI-005 and our other current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

The current standard of care for dry eye disease includes artificial tears and topical anti-inflammatory and immune-modulating drugs. The anti-inflammatory and immune-modulating drug market for the treatment of moderate to severe dry eye disease consists primarily of Restasis, which is approved for use in the United States, and off-label use of corticosteriods. Some patients with moderate to severe dry eye disease are effectively treated by the current standard of care therapies, some of which are available in generic form or offered at relatively low prices. There are also a number of products and therapies in preclinical research and clinical development by third parties to treat dry eye disease. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. These companies include pharmaceutical companies, biotechnology companies, and specialty pharmaceutical and generic drug companies of various sizes, such as Shire Plc (lifitegrast), Mimetogen Pharmaceuticals Inc.

(MIM-D3), Allergan, Inc. (AGN-195263 and Restasis-X, a new formulation of Restasis), Kala Pharmaceuticals, Inc. (loteprednol mucous prenetrating particle (KPI-121)), Ocular Technologies SARL (OTX-101), Herantis Pharma Plc (Cis-urocanic acid (Cis-UCA)), Xigen SA (XG-104) and Parion Sciences, Inc. (P-321).

In 2013, the peer-reviewed journal JAMA Ophthalmology published the results of an exploratory clinical trial in 75 patients conducted by one of our scientific co-founders, Dr. Reza Dana, at the Massachusetts Eye and Ear Infirmary using anakinra to treat patients with moderate to severe dry eye disease. Interleukin-1, or IL-1, is the therapeutic target of both anakinra and EBI-005, and the mechanisms of action of anakinra and EBI-005 are very similar. For this proof-of-concept study, the investigators compounded, or reformulated, anakinra in eye drops at two different concentrations for topical administration. The investigators reported positive results from this trial. We believe that the investigators continue to treat dry eye patients using reformulated anakinra. We would face competition with respect to EBI-005 if reformulated anakinra was available commercially through compounding pharmacies or if a third party successfully completed pivotal clinical trials of, and received marketing approval for, reformulated anakinra for the treatment of dry eye disease.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than EBI-005 or other product candidates that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, particularly Medicare, seeking to encourage the use of generic products. Generic products are currently being used for the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. For example, the FDA’s Office of Generic Drugs recently released guidance for the development of generic versions of Restasis. If EBI-005 or any other product candidate that we may develop achieves marketing approval, we expect that it will be priced at a significant premium over competitive generic products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize EBI-005 or any other product candidate that we may develop, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm our business.

Our ability to commercialize EBI-005 or any other product candidates that we may develop successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for EBI-005 or any other product that we commercialize and, even if they are available, the level of reimbursement may not be satisfactory.

Inadequate reimbursement may adversely affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize EBI-005 or any other product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop would compromise our ability to generate revenues and become profitable.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

There can be no assurance that our product candidates or any products that we may in-license, if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication, that they will be considered cost-effective by third-party payors, that coverage and an adequate level of reimbursement will be available, or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Our strategy of obtaining rights to product candidates and approved products for the treatment of a range of ophthalmic diseases through in-licenses and acquisitions may not be successful.

We may expand our product pipeline through opportunistically in-licensing or acquiring the rights to other products, product candidates or technologies for the treatment of ophthalmic diseases. The future growth of our business may depend in part on our ability to in-license or acquire the rights to approved products, additional product candidates or technologies. However, we may be unable to in-license or acquire the rights to any such products, product candidates or technologies from third parties. The in-licensing and acquisition of pharmaceutical products is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire products, product candidates or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the rights to the relevant product, product candidate or technology on terms that would allow us to make an appropriate return on our investment. Furthermore, we may be unable to identify suitable products, product candidates or technologies within our area of focus. If we are unable to successfully obtain rights to suitable products, product candidates or technologies, our ability to pursue this element of our strategy could be impaired.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we develop.

We face an inherent risk of product liability exposure related to the use of EBI-005 and any other product candidates that we develop in human clinical trials and will face an even greater risk if we commercially sell any products that we develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced time and attention of our management to pursue our business strategy; and

•	the inability to commercialize any products that we develop.

We currently hold $5.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $5.0 million, which may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage as we expand our clinical trials. We will need to further increase our insurance coverage if we commence commercialization of EBI-005 or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

We have entered into one collaboration and in the future may enter into collaborations with other third parties for the development or commercialization of our product candidates, including EBI-005. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

In May 2013, we entered into a collaboration and license agreement with ThromboGenics. Under the agreement, we and ThromboGenics are collaborating to identify protein or peptide therapeutics that directly modulate any of a specified set of targets in a novel pathway in retinal disease. This collaboration generally prohibits us, our affiliates and any entities which become affiliates of ours as a result of an acquisition of us by a third party, from researching, developing, manufacturing or commercializing any protein or peptide therapeutic that directly modulates one of the specified targets, except as otherwise provided in the agreement. This restriction may have the effect of preventing us from undertaking development and other efforts that may appear to be attractive to us.

We expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with third parties to commercialize EBI-005 in markets outside the United States. We also may enter into arrangements with third parties to perform these services in the United States if we do not establish our own sales, marketing and distribution capabilities in the United States or if we determine that such third-party arrangements are otherwise beneficial. We also may seek third-party collaborators for development and commercialization of other product candidates. Our likely collaborators for any sales, marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Our existing collaboration with ThromboGenics and any future collaborations that we enter into, may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of our product candidates that receive marketing approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•

a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would divert management attention and resources, be time-consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•

collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If our existing collaboration and license agreement with ThromboGenics, and any future collaborations that we enter into, do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours were to be involved in a business combination, it might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be harmed.

If we are not able to establish additional collaborations, we may have to alter our development and commercialization plans and our business could be adversely affected.

For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform.

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have relied on third parties, such as clinical research organizations, or CROs, to conduct our clinical trials of EBI-005 and do not plan to independently conduct clinical trials of EBI-005 or our other product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We contract with third parties for the manufacture of EBI-005 for clinical trials and expect to continue to do so in connection with the commercialization of EBI-005 and for clinical trials and commercialization of any other product candidates that we may develop. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of EBI-005 or any other of our product candidates. We rely, and expect to continue to rely, on third parties to manufacture clinical and commercial supplies of EBI-005, preclinical and clinical supplies of our other product candidates that we may develop and commercial supplies of products if and when any of our product candidates receives marketing approval. Our current and anticipated future dependence upon others for the manufacture of EBI-005 and any other product candidate or product that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis. In addition, any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

We currently rely exclusively on one third-party manufacturer to supply us with EBI-005 drug substance on a purchase order basis. We also rely on another third-party manufacturer to conduct fill-finish services on a purchase order basis. We do not currently have any contractual commitments for commercial supply of bulk drug substance for EBI-005 or for fill-finish services. We also do not currently have arrangements in place for redundant supply or a second source for bulk drug substance for EBI-005 or for fill-finish services. The prices at which we are able to obtain supplies of EBI-005 drug substance and fill-finish services may vary substantially over time and adversely affect our financial results.

If our third-party manufacturer for EBI-005 drug substance fails to fulfill our purchase orders or should become unavailable to us for any reason, we believe that there are a limited number of potential replacement manufacturers, and we likely would incur added costs and delays in identifying or qualifying such replacements. We could also incur additional costs and delays in identifying or qualifying a replacement manufacturer for fill-finish services if our existing third-party manufacturer should become unavailable for any reason. We may be unable to establish any agreements with such replacement manufacturers or to do so on acceptable terms. Even if we could transfer manufacturing to a different third party, the shift would likely be expensive and time consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA approval before using or selling any products manufactured at that facility.

The FDA maintains strict requirements governing the manufacturing process for biologics. When a manufacturer seeks to modify or make even seemingly minor changes to that process, the FDA may require the applicant to conduct a comparability study that evaluates the potential differences in the product resulting from the change in the manufacturing process. The agency has issued several guidances on this point. In connection with our application for a license to market EBI-005 or other product candidates in the United States, we may be required to conduct a comparability study if the product we intend to market is supplied by a manufacturer different from the one who supplied the product evaluated in our clinical studies. Delays in designing and completing this study to the satisfaction of the FDA could delay or preclude our development and commercialization plans and thereby limit our revenues and growth.

Reliance on third-party manufacturers entails additional risks, including:

•

EBI-005 and any other product candidates that we may develop may compete with other product candidates and products for access to a limited number of suitable manufacturing facilities that operate under current good manufacturing practices, or cGMP, regulations;

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if our licensors are unable to obtain and maintain patent protection for the technology or products that we license from them, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our and our licensors’ ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We and our licensors have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our licensors’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products or which effectively prevent others from commercializing competitive technologies and products. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned or licensed patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional preclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Moreover, we may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

We are the exclusive licensee of patent applications owned by The Schepens Eye Research Institute, Inc., or Schepens, that cover methods of treating diseases of the eye using an inhibitor of the inflammatory cytokine IL-1. Even if these applications issue as patents, method-of-treatment patents are more difficult to enforce than composition-of-matter patents because of the risk of off-label sale or use of a drug for the subject method. In addition, European patent law generally makes the enforcement of patents that cover methods of treatment of the human body difficult. In the United States, the FDA does not prohibit physicians from prescribing an approved product for uses that are not described in the product’s labeling. Although use of a product directed by off-label prescriptions may infringe our method-of-treatment patents, the practice is common across medical specialties, particularly in the United States, and such infringement is difficult to detect, prevent or prosecute. For example, anakinra is an IL-1 inhibitor that is approved for marketing in the United States and other countries for the treatment of rheumatoid arthritis and is formulated for subcutaneous administration. Anakinra can be re-formulated, or compounded, for topical ophthalmic application. Off-label sales of anakinra or other products comprising an IL-1 inhibitor could limit our ability to generate revenue from the sale of EBI-005.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the U.S. Patent and Trademark Office. The risks of being involved in such litigation and proceedings may increase as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We may not be aware of all such intellectual property rights potentially relating to our product candidates and their uses. Thus, we do not know with certainty that EBI-005 or any other product candidate, or our commercialization thereof, does not and will not infringe or otherwise violate any third party’s intellectual property.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

We are party to a number of license agreements and a collaboration agreement that impose, and, for a variety of purposes, we will likely enter into additional licensing and funding arrangements with third parties that may impose, diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations on us. Under certain of our existing licensing agreements, we are obligated to pay royalties or make specified milestone payments on net product sales of product candidates or related technologies to the extent they are covered by the agreement. We also are obligated under certain of our existing license agreements to pay maintenance and other fees. We also have diligence and development obligations under certain of those agreements that we are required to satisfy. If we fail to comply with our obligations under current or future license and collaboration agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could diminish the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

If we are not able to obtain required regulatory approvals, we will not be able to commercialize EBI-005 or any other product candidate that we may develop, and our ability to generate revenue will be materially impaired. The marketing approval process is expensive, time-consuming and uncertain. As a result, we cannot predict when or if we, or any collaborators we may have in the future, will obtain marketing approval to commercialize EBI-005 or any other product candidate.

The activities associated with the development and commercialization of our product candidates, including EBI-005, including design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the

United States. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market EBI-005 or any other product candidate from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs to assist us in this process.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years, especially if additional clinical trials are required, if approval is obtained at all. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety, purity and potency. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that EBI-005 or any other product candidate that we may develop is not safe, effective or pure, is only moderately effective or has undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

The regulatory process can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. There are no drugs approved in the European Union and no drugs, other than Restasis, approved in the United States for the treatment of a sign or symptom of moderate to severe dry eye disease. The EMA has not issued any public guidance on the clinical trials that would be sufficient to support an application for marketing approval of a drug to treat dry eye disease. The lack of a defined regulatory pathway in the European Union, the different requirements of the EMA compared with the FDA and the lack of successful development of therapies to treat dry eye disease in both the United States and the European Union may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. If we experience delays in obtaining regulatory approvals, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

We may not be able to obtain orphan drug exclusivity for one or more of our product candidates, and even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan products by the EMA in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same product for the same therapeutic indication for that time period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation, in particular if the product is sufficiently profitable so that market exclusivity is no longer justified.

In order for the FDA to grant orphan drug exclusivity to one of our products, the agency must find that the product is indicated for the treatment of a condition or disease with a patient population of fewer than 200,000 individuals annually in the United States. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet this standard. Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Our therapeutic product candidates for which we intend to seek approval as biological products may face competition sooner than expected.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, abbreviated pathways for approval of biosimilar and interchangeable biological products were created. The BPCIA establishes legal authority for the FDA to review and approve biosimilar biologics for marketing, as well as biosimilars that have been designated as “interchangeable” with a previously approved biologic, or reference product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a full BLA. This period of non-patent exclusivity runs concurrently with, but is independent of, periods of patent protection for the reference product.

We believe that any of our product candidates approved as a biological product under a full BLA should qualify for a 12-year period of exclusivity. However:

•	the United States Congress could amend the BPCIA to significantly shorten this exclusivity period as has been previously proposed; and

•	a potential competitor could seek and obtain approval of its own BLA during our exclusivity period instead of seeking approval of a biosimilar version.

The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could compromise the future commercial prospects for our biological products. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear and will depend on a number of marketplace and regulatory factors that are still developing at both the federal and state levels of government.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell EBI-005 and any other product candidate that we may develop in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be sold in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if we, or any collaborators we may have in the future, obtain marketing approvals for EBI-005 or our other product candidates, the terms of those approvals, ongoing regulations and post-marketing restrictions may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any collaborators we may have in the future, must therefore comply with requirements concerning advertising and promotion for any of our products for which we or they obtain marketing approval. Promotional communications with respect to prescription products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, if EBI-005 or any other product candidate that we may develop receives marketing approval, the accompanying label may limit the approved use of our product, which could limit sales of the product.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, our future collaborators and their contract manufacturers will also be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to physicians, recordkeeping, and potentially costly post-marketing studies or other clinical trials and surveillance to monitor the safety or efficacy of the product such as the requirement to implement a risk evaluation and mitigation strategy.

We may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion or manufacturing of prescription products may lead to investigations by the FDA, Department of Justice and state Attorneys General alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws. In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties.

Our relationships with customers and third-party payors may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates, including EBI-005, for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which imposes obligations, including mandatory contractual terms, on covered healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

Recently enacted and future legislation may affect our ability to commercialize and the prices we obtain for any products that are approved in the United States or foreign jurisdictions.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could affect our ability to profitably sell or commercialize any product candidate, including EBI-005, for which we obtain marketing approval or that we may in-license. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit coverage of and reduce the price that we receive for any approved products. While the MMA applies only to product benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA or other healthcare reform measures may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively PPACA. Among the provisions of PPACA of importance to our business, including, without limitation, our ability to commercialize and the prices we may obtain for any of our product candidates and that are approved for sale, are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

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a new Medicare Part D coverage gap discount program, in which participating manufacturers must agree to offer 50% point-of-sale discounts off negotiated drug prices during the coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, and the addition of new government investigative powers, and enhanced penalties for noncompliance;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs; and

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the United States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenues and become profitable could be impaired.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we or our third-party manufacturers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur significant costs.

We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Abbie Celniker, Ph.D., our President and Chief Executive Officer, Gregory D. Perry, our Chief Financial and Business Officer, Eric Furfine, Ph.D., our Chief Scientific Officer, and Karen L. Tubridy, our Chief Development Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Our Common Stock

Our executive officers, directors and principal stockholders, if they choose to act together, have the ability to control all matters submitted to stockholders for approval.

As of December 5, 2014, our executive officers and directors, combined with our stockholders who own more than 5% of our outstanding common stock, in the aggregate, beneficially owned shares representing approximately 81.6% of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

This concentration of voting power may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	delay or prevent a merger, consolidation, takeover or other business combination involving us on terms that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•

require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

An active trading market for our common stock may not be sustained.

Our shares of common stock began trading on The NASDAQ Global Market on February 6, 2014. Given the limited trading history of our common stock, there is a risk that an active trading market for our shares will not be sustained, which could put downward pressure on the market price of our common stock and thereby affect your ability to sell your shares.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our stockholders.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the price at which you purchased your shares. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of EBI-005 or any other product candidate that we may develop;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key scientific or management personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•

the results of our efforts to discover, develop, acquire or in-license additional products, product candidates or technologies for the treatment of ophthalmic diseases, the costs of commercializing any such products and the costs of development of any such product candidates or technologies;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We also may face securities class action litigation if we cannot obtain regulatory approvals for or if we otherwise fail to commercialize EBI-005. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2013, we had federal net operating loss, or NOL, carryforwards of $53.8 million, state NOL carryforwards of $53.0 million and aggregate federal and state research and development tax credit carryforwards of $1.8 million available to reduce future taxable income. These federal and state NOL carryforwards and federal and state tax credit carryforwards will begin to expire at various dates beginning in 2014, if not utilized. Utilization of these NOL and tax credit carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and comparable provisions of state, local and foreign tax laws due to changes in ownership of our company that have occurred previously or that could occur in the future. Under Section 382 of the Code and comparable provisions of state, local and foreign tax laws, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes, such as research and development tax credits, to reduce its post-change income may be limited. We have not completed a study to determine whether our IPO, our most recent sale of our common stock and warrants to purchase shares of our common stock to the selling stockholders and other transactions that have occurred over the past three years may have triggered an ownership change limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we generate taxable income, our ability to use our pre-change NOL and tax credits carryforwards to reduce U.S. federal and state taxable income may be subject to limitations, which could result in increased future tax liability to us.

A significant portion of our total outstanding shares are eligible to be sold into the market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

As of December 5, 2014, we had outstanding 18,034,370 shares of common stock, of which 11,434,579 shares were restricted securities under Rule 144 under the Securities Act, including the 2,615,520 shares being registered pursuant to the registration statement of which this prospectus forms a part. The 2,615,520 shares being registered pursuant to this registration statement, including 871,840 shares issuable upon the exercise of warrants, may be immediately sold pursuant to this registration statement. Any of our remaining shares that are not restricted securities under Rule 144 under the Securities Act, including, for example, shares sold in our IPO, may be resold in the public market without restriction unless purchased by our affiliates.

Moreover, holders of an aggregate of 8,690,727 shares of our common stock have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. On April 9, 2014, we filed a registration statement registering all shares of common stock that we may issue under our equity compensation plans. As of December 5, 2014, we had outstanding options to purchase an aggregate of approximately 1,462,445 shares of our common stock, of which options to purchase approximately 625,270 shares were vested. These shares can be freely sold in the public market upon issuance, subject to volume, notice and manner of sale limitations applicable to affiliates and the applicable lock-up agreements entered into in connection with this offering.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We expect to continue, in our public reporting, to take advantage of some or all of the reporting exemptions available to emerging growth companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to delay such adoption of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies.

We incur increased costs as a result of operating as a public company, and our management now is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley

Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described in the preceding risk factor. We may remain an emerging growth company until the end of the 2019 fiscal year, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1 billion of non-convertible debt over a three-year period.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of our loan and security agreement with Silicon Valley Bank and any future debt agreements that we may enter into, may preclude us from paying dividends without the lenders’ consent or at all. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to research and develop our product candidates;

•

the initiation and conduct of clinical trials, including the timing, cost, conduct and outcome of our clinical trials of EBI-005 for the treatment of dry eye disease and allergic conjunctivitis, including statements regarding the timing of the availability of, and the costs to obtain, top-line data from such trials, the timing of completion of and outcomes of such trials, and the timing of regulatory filings;

•	our ability to successfully develop our product candidates and complete our planned clinical programs;

•

interim results from a clinical trial and whether they will be predictive of the final results of the trial or results of early clinical studies and whether they will be indicative of the results of future studies;

•

expectations regarding regulatory approvals, including the requirements for marketing approval of EBI-005, the nature and timing of our future interactions with regulatory authorities and our ability to design, implement and complete registration trials acceptable to such regulatory authorities and sufficient to support applications for regulatory approvals;

•

the timing of and our ability to obtain marketing approval of EBI-005 and our other product candidates, and the ability of EBI-005 and our other product candidates to meet existing or future regulatory standards;

•	the potential advantages of EBI-005;

•	our estimates regarding the potential market opportunity for EBI-005 and our other product candidates;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for the manufacture of EBI-005 and our other product candidates;

•

our ability to maintain our collaboration with ThromboGenics N.V., enter into and successfully complete other collaborations or in-license or acquire rights to other products, product candidates or technologies for the treatment of eye diseases;

•	our ability to obtain, maintain and protect our intellectual property for our technology and products;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our estimates regarding expenses, future revenues, capital requirements and need for additional financing;

•	the impact of governmental laws and regulations; and

•	our competitive position.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock described in the section entitled “Selling Stockholders” to resell such shares. We will not receive any proceeds from the resale of any shares offered by this prospectus by the selling stockholders. Upon the exercise of the warrants for 871,840 shares of our common stock by payment of cash, however, we will receive the exercise price of the warrants, which is $15 per share. The warrants covered by the registration statement of which this prospectus is a part have a net exercise provision that allows the holders to receive a reduced number of shares of our common stock, equal to the aggregate fair value less the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by such selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by such selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ Global Market listing fees and fees and expenses of our counsel and our auditors.

SELLING STOCKHOLDERS

On December 2, 2014, we sold 1,743,680 shares of our common stock and warrants to purchase 871,840 shares of common stock at an exercise price of $15 per share in a private placement to institutional accredited investors in connection with our execution of a securities purchase agreement with such parties, which we refer to herein as the securities purchase agreement. The table below sets forth, to our knowledge, information about the selling stockholders as of December 2, 2014.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements or understandings with respect to the sale of any shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. Unless otherwise indicated below, to our knowledge, the selling stockholders named in the table have sole voting and investment power with respect to the shares of common stock beneficially owned by them. The number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (i) all shares of our common stock held by such selling stockholder prior to the private placement, plus (ii) all shares of our common stock purchased by such selling stockholder pursuant to the private placement and being offered pursuant to the prospectus, as well as (iii) all options or other derivative securities held by such selling stockholder, which are exercisable within 60 days of December 2, 2014. The percentages of shares owned after the offering are based on 18,034,370 shares of our common stock outstanding as of December 5, 2014, which includes the outstanding shares of common stock offered by this prospectus. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

Throughout this prospectus, when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring to the shares of our common stock sold in the private placement, unless otherwise indicated.

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the selling stockholders may change over time.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)(2)		Number of Shares of Common Stock Being Offered(1)(2)	Shares of Common Stock to be Beneficially Owned After Offering(3)
Name of Selling Stockholder	Number	Percentage		Number	Percentage
Broadfin Health Care Master Fund, LTD(4)	1,059,450	5.9%	163,350	896,100	5.0%
Redmile Capital Fund, LP(5)	91,500	0.5%	91,500	0	0%
Redmile Capital Offshore Fund, Ltd(5)	148,200	0.8%	148,200	0	0%
Redmile Capital Offshore Fund II, Ltd.(5)	29,400	0.2%	29,400	0	0%
Redmile Special Opportunities Fund, Ltd.(5)	42,750	0.2%	42,750	0	0%
P Redmile Ltd.(5)	48,150	0.3%	48,150	0	0%
Sabby Healthcare Master Fund, Ltd.(6)	653,877	3.6%	653,877	0	0%
Sabby Volatility Warrant Master Fund, Ltd.(6)	392,328	2.2%	392,328	0	0%
Sphera Global Healthcare Master Fund(7)	130,665	0.7%	130,665	0	0%
Tekla Healthcare Opportunities Fund(8)	915,300	5.0%	915,300	0	0%

(1)	Includes an aggregate of 871,840 shares issuable upon exercise of warrants, and assumes a cash exercise of such warrants.
(2)	Does not take into account any limitations on exercise contained in any warrants.
(3)	Assumes the securityholder sells all of the shares of common stock included in this prospectus.
(4)	All shares are held by Broadfin Capital, LLC. Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to have shared voting power and shared dispositive power with respect to all shares held by Broadfin Capital, LLC. Each of Broadfin Capital, LLC and Kevin Kotler disclaims beneficial ownership over these shares except to the extent of any pecuniary interest therein. The address for Broadfin Capital, LLC is 237 Park Avenue, Suite 900, New York, NY 10017.
(5)	Redmile Group, LLC as the investment manager/adviser of Redmile Capital Fund, LP, or RCF, Redmile Capital Offshore Fund, Ltd., or RCO I, Redmile Capital Offshore Fund II, Ltd., or RCO II, Redmile Special Opportunities Fund, Ltd., or RSO and P Redmile Ltd., or PRL and has voting and investment discretion over securities held by RCF, RCO I, RCO II, RSO and PRL. Mr. Jeremy Green is the managing member of Redmile Group, LLC and has voting and investment power over these securities.
(6)	Each of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. (collectively, the “Sabby Funds”) has indicated that Hal Mintz has voting and investment power over the shares held by it. Each of the Sabby Funds has also indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC and that each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over these shares except to the extent of any pecuniary interest therein. The address for Sabby Management, LLC is 10 Mountainview Road, Suite 205 Upper Saddle River, New Jersey 07458.
(7)	Doron Breen is the director of Sphera Global Healthcare Master Fund and disclaims beneficial ownership of the securities reported herein. The address for Sphera Funds Management is 21 Ha’arbaa St. Tel Aviv, Israel.
(8)	Tekla Capital Management, or TCM, maintains investment management responsibility for Tekla Healthcare Opportunities Fund. Daniel Omstead is the managing member of TCM and has investment responsibility for TCM. TCM and Daniel Omstead disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with such registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NASDAQ Global Market under the symbol “EBIO” since February 6, 2014. Prior to that, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market:

Year ending December 31, 2014	High	Low
First Quarter(1):	$19.33	$10.11
Second Quarter:	$17.48	$10.01
Third Quarter:	$14.07	$9.50
Fourth Quarter (through December 18, 2014):	$12.10	$10.00

(1)	Represents the period from February 6, 2014, the date on which our common stock first began to trade on the NASDAQ Global Market after the pricing of our initial public offering, through March 31, 2014, the end of our first fiscal quarter.

On December 18 , 2014, the closing price for our common stock was $12.00 per share. As of December 5, 2014, there were 36 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in respect of our common stock in the foreseeable future. In addition, the terms of our existing loan and security agreement with Silicon Valley Bank preclude us from paying dividends without Silicon Valley Bank’s consent.

DILUTION

This offering is for sales of common stock by the selling stockholders on a continuous or delayed basis in the future. Sales of common stock by the selling stockholders will not result in a change to the net tangible book value per share before and after the distribution of shares by such selling stockholders.

There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the price of shares of common stock may not bear any rational relationship to net tangible book value per share of the common stock.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company with a proprietary protein engineering platform, called AMP-Rx, that we apply to the discovery and development of protein therapeutics to treat diseases of the eye. Our therapeutic approach is based on the role of cytokines in diseases of the eye, our understanding of the structural biology of cytokines and our ability to rationally design and engineer proteins to modulate the effects of cytokines. Cytokines are cell signaling molecules found in the body that can have important inflammatory effects. Our most advanced product candidate is EBI-005, which we designed, engineered and generated using our AMP-Rx platform and are developing as a topical treatment for dry eye disease and allergic conjunctivitis. In 2013, we completed a Phase 1b/2a clinical trial of EBI-005 in patients with moderate to severe dry eye disease. In early 2014, we initiated a pivotal Phase 3 clinical program evaluating EBI-005 for the treatment of moderate to severe dry eye disease. We also completed a Phase 2 clinical trial to evaluate the use of EBI-005 in patients with allergic conjunctivitis in 2014. We hold worldwide commercialization rights to EBI-005.

We believe cytokines play a major role in the pathology underlying many eye diseases and that protein therapeutics are an effective means of modulating the effects of cytokines in diseases of the eye. We have used our AMP-Rx platform to rationally design, engineer and generate a pipeline of innovative protein therapeutic candidates that target cytokines we believe are central to diseases of the eye. We are conducting research and development programs directed at both diseases of the front of the eye, such as dry eye disease and allergic conjunctivitis, and diseases of the back of the eye, such as diabetic macular edema, or DME, and uveitis. Our EBI-005 program is based on the role that elevated levels of the inflammatory cytokine interleukin-1, or IL-1, play in the initiation and maintenance of the inflammation and pain associated with dry eye disease and the redness and itching associated with allergic conjunctivitis. We also are conducting additional discovery efforts for the treatment of diseases of the back of the eye based on the role that other cytokines play in these diseases.

Dry eye disease affects the ocular surface and is characterized by symptoms of dryness, pain, discomfort and irritation. If dry eye disease is left untreated or becomes severe, patients may suffer chronic ocular pain and distortion of vision that can significantly reduce their quality of life. Dry eye disease is one of the leading causes of patient visits to eye care professionals in the United States. According to Market Scope, LLC, or Market Scope, a publisher of research and analysis on the ophthalmic market, approximately 68 million people in the United States, European Union, Japan and other developed markets have dry eye disease, including approximately 26 million people who suffer from the moderate to severe form of dry eye disease. According to Market Scope, approximately 19 million people in the United States have dry eye disease, including approximately seven million people who suffer from the moderate to severe form of dry eye disease.

The current standard of care for moderate to severe dry eye disease includes artificial tears and topical anti-inflammatory and immune-modulating drugs. The anti-inflammatory and immune-modulating drug market for the treatment of moderate to severe dry eye disease consists primarily of Restasis, which is approved for use in the United States, and off-label use of corticosteroids. Restasis is a topically applied, ophthalmic formulation of the immune-modulating drug cyclosporine. Restasis is not approved for the treatment of the symptoms of dry eye disease, but only for increasing tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation associated with dry eye disease. Approximately 17% of patients reported ocular burning following the use of Restasis. We believe that there remains a significant unmet medical need for new treatments for patients suffering from moderate to severe dry eye disease.

We designed our Phase 1b/2a clinical trial of EBI-005 principally to assess safety in dry eye disease patients and secondarily, to measure efficacy in order to inform the design of our Phase 3 clinical trials. In our Phase 1b/2a trial, EBI-005 was generally well tolerated. While we did not power our Phase 1b/2a trial to measure efficacy with statistical significance, and the differences from baseline that we observed in the EBI-005 treatment groups were not statistically significant when compared to differences from baseline in patients who received vehicle control, we observed the following in this trial:

•

on the primary efficacy endpoint of change in patient symptoms as assessed by a patient questionnaire called the ocular surface disease index, or OSDI, an improvement in patients treated with EBI-005 from baseline at six weeks;

•

on the secondary efficacy endpoint of change in total corneal fluorescein staining, or CFS, a measure of ocular surface injury, an improvement in patients treated with EBI-005 from baseline at six weeks;

•

on the painful or sore eyes question of the OSDI, a greater improvement from baseline at six weeks in patients treated with EBI-005 compared to improvement from baseline at six weeks in patients in the vehicle control group; and

•	fewer artificial tears used by patients treated with EBI-005 compared with patients in the vehicle control group, and this difference was statistically significant.

Our pivotal Phase 3 clinical program will consist of two Phase 3 clinical trials evaluating the safety and efficacy of EBI-005 for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 for one year. We began randomizing and treating patients in our first Phase 3 trial in January 2014. We expect to have top-line data from our first Phase 3 trial available in the second quarter of 2015. We also expect to initiate our separate safety trial by the end of 2014. We currently intend to initiate our second Phase 3 trial after reviewing top-line data from our first Phase 3 trial. If the results of both of our Phase 3 trials and our separate safety trial are favorable, we plan to submit a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, seeking approval of EBI-005 for the treatment of dry eye disease in the United States in the second half of 2016.

In addition to our clinical development of EBI-005 in dry eye disease, in October 2014, we announced top-line data from our Phase 2 clinical trial of EBI-005 in patients with allergic conjunctivitis who have not responded adequately to antihistamines and mast cell stabilizers, drugs that inhibit the release of histamine by cells of the immune system. Allergic conjunctivitis is an inflammatory disease of the conjunctiva, the membrane covering the inside of the eyelids and white part of the eye, primarily from a reaction to allergy-causing substances such as pollen or pet dander. Our preclinical product candidates include EBI-031 for the treatment of DME, a serious disease of the central portion of the retina known as the macula, and EBI-028 for the treatment of uveitis, which is an inflammatory disease of the middle layer of the eye known as the uvea.

Background

Until recently, ocular therapies generally have been developed based on a limited understanding of the biology underlying the initiation and maintenance of the disease state. As a result, many of the therapies for diseases of the eye were not the result of rational drug design, but instead were ophthalmic formulations of pharmaceuticals that were originally developed and approved for non-ocular diseases, such as steroids and antihistamines. We believe this limited understanding of the biology of eye diseases impeded the discovery and development of innovative ophthalmic therapeutics.

Over the past 15 years, researchers have been developing a greater understanding of the key proteins and pathways involved in ocular disease. For instance, the understanding of the protein pathways involved in the retinal disease wet age-related macular degeneration, or wet AMD, has greatly expanded. Wet AMD is characterized by abnormal new blood vessel growth in the back of the eye. By studying the biological processes associated with this abnormal growth, researchers identified the key role that a protein called vascular endothelial growth factor, or VEGF, plays in the initiation and maintenance of wet AMD. This understanding then led to the successful development of VEGF-blockers, such as Lucentis and Eylea, as new treatments for wet AMD that have dramatically improved outcomes for many patients. The developers of these VEGF-blockers have created a multi-billion dollar ophthalmic drug market where none existed 10 years ago. We believe that we can apply similar advances in the understanding of other protein pathways involved in eye diseases to the discovery and development of new treatments for these diseases.

Our Approach

We apply a rational, biology-based approach to the discovery and development of novel protein therapeutics for patients suffering from eye diseases. Our therapeutic approach is based on the role of cytokines in diseases of the eye, our understanding of the structural biology of cytokines and our ability to rationally design and engineer proteins to modulate the effects of cytokines.

AMP-Rx is our proprietary platform that we use to design, engineer and generate novel protein therapies that modulate key molecular targets we believe are responsible for the initiation or maintenance of an ocular disease. We begin by analyzing the target and identifying the protein-based approaches we may use to modulate the target. We then generate protein candidates and model protein/target interactions to inform an iterative protein optimization technique. We use this process to modify protein drugs to meet design specifications for improved biological and drug-like properties. We believe that key advantages of the AMP-Rx platform are:

•

Broad applicability.    We can apply the AMP-Rx platform to select among most forms of protein therapeutics, including antibodies, enzymes, soluble receptors and signaling proteins, for the optimal approach to treatment.

•

Efficiency.    We use the AMP-Rx platform to optimize multiple properties of drug candidates simultaneously. We generally avoid the time-consuming approach of traditional protein drug discovery that involves sequential screening and selection of product characteristics.

•

Customized drug design.    We use the AMP-Rx platform to design and engineer therapeutics that incorporate a range of key pharmaceutical properties, such as rapid onset of effect, increased half-life and improved ocular surface retention.

•

Manufacturability of drug candidates.    We use the AMP-Rx platform to generate drug candidates that have favorable manufacturing characteristics, such as high production yield, improved solubility and thermal stability. We believe these characteristics will allow us to minimize costly or difficult production and purification processes.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on developing and commercializing novel protein therapeutics to treat diseases of the eye. The key elements of our strategy in support of this goal are to:

•

Complete clinical development of and seek marketing approval for EBI-005 for the treatment of dry eye disease.    Currently, we are devoting most of our efforts to completing the clinical development of EBI-005. We have initiated a pivotal Phase 3 clinical program consisting of two Phase 3 clinical trials evaluating the safety and efficacy of EBI-005 for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 for one year. We began randomizing and treating patients for our first Phase 3 trial in January 2014. We expect to have top-line data available in the second quarter of 2015. We also expect to initiate our separate safety trial by the end of 2014. We currently intend to initiate our second Phase 3 trial after reviewing top-line data from our first Phase 3 trial. If the results of both of our Phase 3 trials and our separate safety trial are favorable, we plan to submit a BLA to the FDA, seeking approval of EBI-005 for the treatment of dry eye disease in the United States in the second half of 2016.

•

Expand use of EBI-005 for additional ocular indications.    We are evaluating other ocular surface diseases in which we believe elevated levels of IL-1 signaling play a role in the underlying biology of the disease and for which we believe EBI-005 treatment may be beneficial. In 2014, we initiated and completed a Phase 2 clinical trial to assess the potential therapeutic benefit of EBI-005 for the treatment of allergic conjunctivitis in patients who have not responded adequately to antihistamines and mast cell stabilizers. In this trial, subjects were evaluated following exposure to allergens in two modified versions of controlled exposure models commonly used to assess anti-allergy medications—a modified direct conjunctival allergen challenge model, or CAPT, and a modified environmental exposure chamber model, or EEC. Patients treated with EBI-005 showed a statistically significant improvement on the secondary and exploratory endpoints of ocular itching, tearing, and nasal symptoms compared to patients treated with vehicle control in the CAPT arm of this trial. There was no statistically significant difference between treatment with EBI-005 and vehicle control on the primary endpoint of improvement in ocular itching in subjects assigned to the EEC arm of this trial. Further data analyses are ongoing and plans for future clinical development will be reported on in early 2015.

•

Maximize commercial potential of EBI-005.    We hold worldwide commercialization rights to EBI-005. We believe that the specialists in the United States who treat most of the moderate to severe dry eye disease patients are sufficiently concentrated that if EBI-005 receives marketing approval in the United States, we could effectively promote EBI-005 to these specialists with a specialty sales and marketing group. Therefore, we may decide to build our own focused, specialty sales force in order to commercialize EBI-005 in the United States. We intend to enter into strategic collaborations for the development and commercialization of EBI-005 outside of the United States.

•

Advance EBI-031 for the treatment of diabetic macular edema.    Our most advanced preclinical product candidate is EBI-031, an optimized version of an anti-interleukin-6, or IL-6, antibody we referred to as EBI-029, for the treatment of DME. We are undertaking the necessary CMC development work and nonclinical safety studies to support the submission of an investigational new drug application, or IND, to the FDA by the end of 2015 for the purpose of conducting clinical trials of EBI-031.

•

Apply AMP-Rx platform to build a pipeline of product candidates for the treatment of eye diseases.    We use our AMP-Rx platform to rationally design, engineer and generate a pipeline of innovative protein therapeutic candidates that target cytokines that we believe are central to diseases of the eye. We have designed, engineered and generated EBI-005 and our other product candidates using our AMP-Rx platform. After EBI-031, our next most advanced preclinical product candidate is EBI-028 for the treatment of uveitis. EBI-028 is still in early preclinical research and may require further optimization. We plan to continue to apply our platform to expand our product pipeline.

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Pursue collaborative and other strategic opportunities.    We have established a collaboration with ThromboGenics N.V., or ThromboGenics, a European based, publicly held biopharmaceutical company focused on developing and commercializing innovative ophthalmic medicines. In this collaboration, we apply our proprietary AMP-Rx platform to design, engineer and generate protein therapeutics that can modulate a specific novel pathway in retinal disease and that have key pharmaceutical attributes. This collaboration provides us with funding for the specific program that is the subject of the collaboration and allows us to apply our AMP-Rx platform to a product discovery effort we might not otherwise have pursued. We plan to evaluate opportunities to enter into other collaborations that may contribute to our ability to advance our product candidates and to progress concurrently a range of discovery and development programs. We also plan to evaluate opportunities to in-license or acquire the rights to other products, product candidates or technologies for the treatment of eye diseases.

Our Product Development Programs

We apply our proprietary AMP-Rx platform to the discovery and development of protein therapeutics to treat diseases of the eye. Our therapeutic approach is based on the role of cytokines in diseases of the eye, our understanding of the structural biology of cytokines and our ability to rationally design and engineer proteins to modulate the effects of cytokines. We have generated a product pipeline of innovative protein therapeutic candidates that address ocular diseases that are not well served by current therapies.

The following table summarizes key information about our product development programs.

Our Product Candidates

Ocular Surface Diseases

Ocular surface diseases are disorders of the surface of the cornea, the transparent layer that forms the front of the eye, and the conjunctiva, the membrane covering the inside of the eyelids and white part of the eye. These diseases include dry eye disease and allergic conjunctivitis. Patients with ocular surface diseases may suffer from difficulty with routine visual activities, loss of vision, discomfort, infections, erosion of the cornea, ulcerations and scarring of the cornea. We believe that the optimal approach to treatment of diseases of the ocular surface is a potent active ingredient formulated with a comfortable solution, or vehicle, for topical delivery.

Dry Eye Disease

Dry eye disease is a potentially debilitating disease of the eye that may, in its most severe forms, have sight-threatening corneal complications. Dry eye disease often is classified as mild, moderate or severe based on clinical symptom severity. Dry eye disease is one of the leading causes of patient visits to eye care professionals in the United States. According to Market Scope, approximately 68 million people in the United States, European Union, Japan and other developed markets have dry eye disease, including approximately 26 million people who suffer from the moderate to severe form of dry eye disease. According to Market Scope, approximately 19 million people in the United States have dry eye disease, including approximately seven million people who suffer from the moderate to severe form of dry eye disease.

Current Treatments.    The current standard of care for moderate to severe dry eye disease includes artificial tears and topical anti-inflammatory and immune-modulating drugs. Artificial tears act as a wetting agent. They are available as over-the-counter treatments and are usually considered the first line of therapy for patients with mild disease. Artificial tears are effective supplements to other therapies in the treatment of moderate to severe dry eye disease, but they generally are not sufficient as a monotherapy in moderate to severe patients. The anti-inflammatory and immune-modulating drug market for the treatment of moderate to severe dry eye disease consists primarily of Restasis, which is approved for use in the United States, and off-label use of corticosteroids. There are no drugs approved in the European Union for the treatment of dry eye disease.

Corticosteroids applied topically, or directly to the surface of the eye, have been shown to be effective in the treatment of moderate to severe dry eye disease. However, topically applied corticosteroids have been associated with a higher risk of developing glaucoma and cataracts and an increased risk of ocular infection. These are serious side effects that significantly limit the use of corticosteroids.

Restasis is a topically applied, ophthalmic formulation of the immune-modulating drug cyclosporine. Restasis is not approved for the treatment of the symptoms of dry eye disease, but only for increasing tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation associated with dry eye disease. Annual worldwide sales of Restasis have increased from approximately $444 million in 2008 to approximately $940 million in 2013. In clinical trials, Restasis increased tear production, a sign of dry eye disease, after six months of treatment in approximately 15% of treated patients as compared to approximately 5% of patients in the control groups. These increases in tear production generally were observed between three and six months after initiation of treatment. In these same clinical trials, approximately 17% of patients reported ocular burning following the use of Restasis. We believe that there remains a significant unmet medical need for new treatments for patients suffering from moderate to severe dry eye disease.

Biology.    At the onset of dry eye disease, the tear film that is necessary for maintaining the health of the surface of the eye and for providing clear vision breaks down. The precise causes of the breakdown are not well understood but may include hormonal changes, infection or inflammation of the eye, the use of drugs with drying effects such as anti-depressants, contact lens use, smoke and very dry air. Without adequate wetting, the surface of the eye becomes stressed. The symptoms of dry eye disease include discomfort, pain, burning, itching and visual disturbance.

We believe that stress on the ocular surface as a result of the loss of an adequate tear film leads to the signs and symptoms of dry eye disease. As a result of this stress on the ocular surface, various cells and tissues of the eye produce inflammatory mediators, such as the cytokines interleukin-1alpha, or IL-1a, and interleukin-1beta, or IL-1ß. These cytokines, which we refer to together as IL-1, bind to the IL-1 receptor found on many different cell types in the cornea and conjunctiva. This binding and the resulting receptor signaling initiate and maintain an inflammatory response in the tissues of the eye. The resulting inflammation then leads to the further local production of inflammatory cytokines. This cascade of inflammation results in a state of chronic inflammation and ocular surface damage. This damage is indicative of dry eye disease and can be measured by the staining of the ocular surface with the dye fluorescein, a measure known as corneal fluorescein staining, or CFS.

IL-1a and IL-1ß also can bind to the IL-1 receptor on nerve cells. This binding and the resulting receptor signaling stimulates nerve cells, triggers nociception, or feelings of pain, and can result over time in chronic hyperalgesia, or increased sensitivity to pain. Nociception and hyperalgesia lead to patient reported symptoms of discomfort, ocular pain, which patients may report as soreness, stinging or burning, and difficulty with routine visual activities, such as using a computer, driving a car or watching television. These subjective symptoms of dry eye disease can be evaluated through a variety of patient-reported and physician-reported assessments. These usually take the form of questionnaires which provide data that can be scored to provide a quantitative measure of symptom severity.

As depicted in the graphic below, stress on the ocular surface leads to the excess production of IL-1. IL-1 initiates and maintains both inflammatory and neural responses in the tissues of the eye. The inflammatory response results in ocular surface damage, a sign of dry eye disease. The inflammatory response also results in continued production of IL-1 and chronic inflammation, which manifests as various symptoms of dry eye disease. The neural response results in feelings of and hypersensitivity to pain, which are persistent symptoms of dry eye disease.

The biological activities of IL-1 suggest that blocking IL-1 receptor signaling should have a dual function and reduce both a sign of dry eye disease, specifically ocular surface inflammation and injury, and a symptom of dry eye disease, specifically ocular pain and discomfort. In the case of dry eye disease, IL-1a and IL-b, acting independently or in concert, both drive IL-1 receptor signaling. As a result, a therapy that blocks only IL-1a and IL-1ß may not have the desired effect of completely blocking IL-1 receptor signaling and alleviating the signs and symptoms of dry eye disease. We believe that a better approach is to block the IL-1 receptor itself so neither IL-1a nor IL-1ß can bind to the receptor and trigger receptor signaling.

EBI-005 – a Novel IL-1 Receptor Antagonist

Our most advanced product candidate is EBI-005, a recombinant protein which binds with the IL-1 receptor and blocks, or antagonizes, IL-1 receptor signaling. We have designed, engineered and generated EBI-005 using our AMP-Rx platform and are developing EBI-005 as a topical, eye-drop treatment for dry eye disease and allergic conjunctivitis. EBI-005 prevents the binding of both IL-1a and IL-1ß to the IL-1 receptor. When the IL-1 receptor is blocked by EBI-005, the IL-1 receptor is unable to transmit the biological signals that we believe are responsible for pain, discomfort, itching and inflammation in ocular surface diseases.

Design and Attributes of EBI-005

We designed EBI-005 based on our understanding of the molecular structure of the IL-1 receptor and two of the molecules, or ligands, that are known to bind effectively to this receptor, IL-1ß and IL-1 receptor antagonist, or IL-1Ra. We engineered EBI-005 to combine the portions of IL-1ß and IL-1Ra having desirable biophysical properties and IL-1 receptor binding characteristics. We engineered EBI-005 as a pure antagonist to the IL-1 receptor, which means that EBI-005 binds to the IL-1 receptor without triggering receptor signaling. We also designed EBI-005 to have the following product attributes that we believe improve its potential utility as a topical therapeutic:

•

Rapid onset of action.    We have designed EBI-005 to be a potent blocker of IL-1. In a biochemical study of receptor binding, EBI-005 bound up to 500 times more strongly to the IL-1 receptor than the natural ligands IL-1ß and IL-1Ra. In a mouse model of dry eye disease, treatment with EBI-005 resulted in a greater reduction in CFS from baseline at seven days and at 11 days when compared to the reduction in CFS from baseline with IL-1Ra treatment. We believe the potency of EBI-005 may result in a rapid onset of symptomatic relief.

•	Comfortable for patients. We have optimized EBI-005 for topical, ophthalmic delivery and have formulated it with a preservative-free comfortable solution, or vehicle, for delivery as an eye drop. We believe patient comfort is an important factor in patient compliance and physician recommendation of a topical drug for diseases of the ocular surface.

•

Convenient dosing.    We have designed EBI-005 to bind tightly to the IL-1 receptor and block it for an extended period of time. We have measured the duration of this receptor binding in biochemical tests outside the body, or in vitro. Based on these tests and our understanding of the natural cycling of the IL-1 receptor from the cell surface to the cell interior, we believe EBI-005 remains bound to an IL-1 receptor during the entire period the receptor is present on the surface of a cell. We believe a long duration of receptor binding may allow for a convenient dosing schedule.

•

Stable dosage form.    We designed EBI-005 to be a thermally stable protein product. In well controlled analytical tests, EBI-005 was stable for at least five months at room temperature. We believe room temperature stability without the need for refrigeration is an important convenience for patients.

The design of EBI-005 as a combination of those portions of IL-1b and IL-1Ra having desirable biophysical properties and IL-1 receptor binding characteristics is depicted in the graphic below.

EBI-005 Binds Tightly to and Blocks the IL-1 Receptor

We believe IL-1 plays a central role in dry eye disease and that EBI-005 has the potential to treat both the signs and symptoms of dry eye disease by binding tightly to and blocking the transmission of biological signals by the IL-1 receptor. EBI-005 blocks the inflammatory and neuropathic activities of IL-1 by binding to the IL-1 receptor during both the initiation and maintenance of the cycle of pain and inflammation in dry eye disease.

Proof of Concept Clinical Trial with Anakinra, an IL-1 Blocker

In 2013, the peer-reviewed journal JAMA Ophthalmology published the results of an exploratory Phase 1/2 clinical trial in 75 patients conducted by one of our scientific co-founders, Dr. Reza Dana, at the Massachusetts Eye and Ear Infirmary using another IL-1 blocker, anakinra, to treat moderate to severe dry eye disease. Anakinra is approved for subcutaneous administration for the treatment of rheumatoid arthritis and is marketed under the brand name Kineret. For this proof-of-concept study, the investigators compounded, or reformulated, anakinra in eye drops at two different concentrations for topical administration. In this double masked, placebo controlled study, patients with dry eye disease received either anakinra or a placebo control consisting of the vehicle, which was a commercially available eye drop the investigators used to formulate anakinra for topical, ophthalmic application. The investigators in this trial required patients who were using anti-inflammatory therapies, including Restasis, to discontinue their use for 30 days prior to enrollment and throughout this trial. Patients were allowed to continue their use of artificial tears and therapies other than anti-inflammatory therapies. Thirty patients received anakinra at the lower dose of 25 mg/ml and 15 patients received anakinra at the higher dose of 50 mg/ml. Thirty patients received vehicle control. Patients were treated for 12 weeks with a follow up at 16 weeks.

In this trial, there was an improvement in CFS, a sign of dry eye disease, in patients treated with anakinra from baseline at six weeks and at 12 weeks. We believe that the magnitude of the CFS response was clinically relevant for the lower dose anakinra treatment group at six weeks and at 12 weeks. We believe that the magnitude of the CFS response was clinically relevant for the higher dose anakinra treatment group only at six weeks. However, none of these differences was statistically significant when compared to the difference from baseline observed in patients who received vehicle control. We determine statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. Typically, a p-value of 0.05 or less represents statistical significance. There also was an improvement in patient symptoms as measured by the OSDI score in patients treated with anakinra from baseline at six weeks and at 12 weeks. We believe that the magnitude of improvement in patient symptoms as measured by the OSDI score was clinically relevant for both the lower dose and higher dose anakinra treatment groups at six weeks and at 12 weeks, and the differences from baseline at six weeks and at 12 weeks were statistically significant for both the lower dose and higher dose anakinra treatment groups when compared to the differences from baseline observed in patients who received vehicle control.

We subsequently conducted an additional, retrospective analysis of the results of this trial. In this analysis, we observed in patients treated with anakinra that the improvement from baseline at six weeks and at 12 weeks in pain and discomfort, as measured by the painful or sore eyes question on the OSDI, was the largest contributor to the improvement in patient symptoms as measured by the OSDI score at six weeks and one of the largest contributors at 12 weeks. We then analyzed the data on pain and discomfort and observed a statistically significant improvement from baseline in pain and discomfort, as measured by the painful or sore eyes question on the OSDI, in the lower dose anakinra treatment group at six weeks (p=0.01) and at 12 weeks (p=0.04) and higher dose anakinra treatment group at six weeks (p=0.01) and at 12 weeks (p=0.04) compared to the improvement from baseline in the vehicle control group. We believe that the clinical experiences with anakinra are relevant to our development of EBI-005 because the therapeutic targets and mechanisms of action of anakinra and EBI-005 are similar. However, based on our studies of the biophysical characteristics of anakinra, we do not believe that it can be formulated for topical ophthalmic delivery in a convenient format on a commercial basis because at the concentration shown to be effective in the anakinra trial, anakinra is not stable under the conditions encountered during vialing in a standard blow-fill-seal vial configuration. We believe that the blow-fill-seal vial configuration is the most cost-effective process for delivering a preservative-free eye drop. We believe that a drug for dry eye disease should be preservative-free because chronic exposure to preservatives may irritate the ocular surface. In addition, based on our own biochemical studies, we do not believe that the particular formulation of anakinra used in the anakinra trial can be used for topical ophthalmic delivery in a convenient format on a commercial basis because at the concentration shown to be effective in the anakinra trial:

•

anakinra is not stable in solution when agitated, which means that routine handling of a topical, ophthalmic formulation of anakinra by a patient could result in a change in the concentration of anakinra received by the patient upon dosing; and

•	anakinra is not stable at room temperature. We believe room temperature stability without the need for refrigeration is an important convenience for patients.

Clinical Development of EBI-005

We have completed three clinical trials with EBI-005. In 2012, after submitting an IND to the FDA for the purpose of conducting clinical trials for the treatment of dry eye disease, we completed a Phase 1 clinical trial evaluating the safety and tolerability of EBI-005 in healthy volunteers. In 2013, we completed a Phase 1b/2a clinical trial evaluating the safety, tolerability and biological activity of EBI-005 in patients with moderate to severe dry eye disease. In 2014, we completed a Phase 2 clinical trial evaluating the safety, tolerability and biological activity of EBI-005 in patients with allergic conjunctivitis. We have initiated a pivotal Phase 3 clinical program consisting of two Phase 3 clinical trials evaluating the safety and efficacy of EBI-005 for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 for one year. We began randomizing and treating patients in our first Phase 3 trial in January 2014. We expect to have top-line data from our first Phase 3 trial available in the second quarter of 2015. We expect to initiate our separate safety trial by the end of 2014.

In November 2013, we submitted to the FDA the protocol for our first pivotal Phase 3 clinical trial of EBI-005 and data supporting our change to a larger-scale manufacturing process for the production of EBI-005 to be used in this Phase 3 clinical trial. The FDA is not obligated to comment on our submissions within any specified time period or at all or to affirmatively clear or approve any clinical trial, and we are not obligated to wait for clearance or approval of the FDA to commence any clinical trial. On March 24, 2014, we received a letter from the FDA requesting additional information regarding the characterization of EBI-005 produced using our larger-scale manufacturing process based on the FDA’s product quality review of our November 2013 submission. We have responded to the FDA with the information the FDA requested.

We currently intend to initiate our second Phase 3 trial after reviewing top-line data from our first Phase 3 trial. If the results of both of our Phase 3 trials and our separate safety trial are favorable, we plan to submit a BLA with the FDA seeking approval of EBI-005 for the treatment of dry eye disease in the United States in the second half of 2016.

We designed our Phase 1b/2a trial to evaluate the safety and tolerability of EBI-005 and to provide us with insights regarding dose, patient selection and efficacy endpoints for the design of our Phase 3 trials. When we evaluated the results of the anakinra trial, we concluded that we would need to conduct a clinical trial in approximately 650 patients in order to determine with statistical significance a difference in improvements in one sign and one symptom of dry eye disease between patients treated with EBI-005 at concentrations of 5 mg/ml and 20 mg/ml and a vehicle control.

We believed that a trial with approximately 650 patients as our first clinical trial of EBI-005 in patients with dry eye disease was impractical. Accordingly, we designed our Phase 1b/2a trial as a smaller trial to determine if treatment with EBI-005 would result in the magnitude of change from baseline on CFS scores, OSDI scores and OSDI scores specifically on the painful or sore eyes question that had been observed by Dr. Dana with anakinra treatment. CFS is a quantitative measure of the severity of dry eye disease and is a widely used and validated sign of dry eye disease. CFS is measured on a scale from zero, which means no staining and no sign of damage, to a maximum of between three and 15, depending on the particular scale used, which means extensive staining and damage. The OSDI is a commonly used 12-item questionnaire that is designed to determine how a patient experiences the feeling of dry eye disease, the impact that dry eye disease has on routine visual function and what environmental triggers exacerbate symptoms. The OSDI score is a composite of the scores on the individual questions and ranges from zero, which means the patient is experiencing no symptoms, to 100, which means the patient is experiencing severe symptoms. Individual questions in the OSDI, which have scores that range from zero to four, also can be evaluated as measures of specific symptoms.

We formulate the active pharmaceutical ingredient of EBI-005 with a preservative-free solution, or vehicle, for topical, ophthalmic delivery as an eye drop. In descriptions of our clinical trials in this prospectus, we refer to this formulation also as EBI-005. The vehicle is a proprietary mixture of excipients that are commonly used in eye drops. In each of our clinical trials the placebo control group receives vehicle, which is the same as the EBI-005 formulation used in the trial except that it contains none of the EBI-005 active pharmaceutical ingredient.

We tested EBI-005 at concentrations of 5 mg/ml and 20 mg/ml in our Phase 1b/2a trial. We analyzed efficacy data by first combining both EBI-005 dose groups, as specified in the statistical analysis plan, into a single combined EBI-005 treatment group and then by individual EBI-005 dose groups. We designed our Phase 1b/2a trial to evaluate differences in patient responses to EBI-005 on multiple efficacy endpoints without an expectation of achieving statistical significance compared to vehicle control. We believed that the results of our Phase 1b/2a trial would provide a foundation for making informed choices regarding dose of EBI-005, patient eligibility criteria and measures of clinical efficacy for our Phase 3 trials. As described below, we have incorporated our evaluations of the results of our Phase 1b/2a trial into the design of our pivotal Phase 3 clinical program. The pivotal Phase 3 clinical program described in this prospectus is based on our current protocols and is subject to change with respect to the planned second Phase 3 clinical trial and the separate clinical trial evaluating the safety of treatment with EBI-005 for one year.

Pivotal Phase 3 Clinical Program of EBI-005 for the Treatment of Dry Eye Disease

Our pivotal Phase 3 clinical program will consist of two Phase 3 clinical trials to evaluate the safety and efficacy of EBI-005 from baseline at 12 weeks at a concentration of 5 mg/ml for the treatment of moderate to severe dry eye disease and a separate clinical trial evaluating the safety of treatment with EBI-005 at the same concentration for one year. We plan to conduct each of our Phase 3 trials in approximately 650 patients. We began randomizing and treating patients in our first Phase 3 trial in January 2014. We are conducting our first Phase 3 trial at 45 centers in the United States. If the results of our first Phase 3 trial are favorable, we currently intend to initiate our second Phase 3 trial after reviewing top-line data from our first Phase 3 trial. We will conduct each of our Phase 3 trials in an outpatient setting in a natural environment. We will not use a controlled adverse environment chamber.

We have designed our pivotal Phase 3 clinical program based on the results we observed in our Phase 1b/2a clinical trial of EBI-005 for the treatment of dry eye disease. We met with the FDA’s Division of Transplant and Ophthalmology Products in July 2013 to discuss our planned pivotal Phase 3 clinical program. Based in part on the discussions at that meeting, we believe that if the results of both of our Phase 3 trials are favorable, they will be sufficient, together with our separate safety trial, to support a BLA submission to the FDA seeking approval of EBI-005 for the treatment of dry eye disease in the United States.

We are evaluating the development of EBI-005 in Europe in addition to the United States and have sought and received scientific advice from the European Medicine Agency’s, or EMA, Committee for Medicinal Products for Human Use, or CHMP, regarding European registration requirements for EBI-005 for the treatment of dry eye disease. The scientific advice received indicates that the requirements for European registration in dry eye disease will differ from the requirements for registration in the United States and our pivotal Phase 3 clinical program is not consistent with the advice of the CHMP. We will continue to evaluate the scientific advice received from the EMA and plan to further discuss with the EMA a registration plan for EBI-005 in moderate to severe dry eye disease for the European Union.

Phase 3 Clinical Trial Endpoints

Based on our communications with the FDA, we believe that in order to support a BLA submission to the FDA seeking approval of EBI-005 in the United States, we must demonstrate in two Phase 3 clinical trials a statistically significant improvement in at least one sign and one symptom of dry eye disease in patients treated with EBI-005 compared to improvement on the same sign and symptom in patients receiving vehicle. We will specify a sign and a symptom as co-primary endpoints in our Phase 3 trials. In the first Phase 3 trial we have defined one co-primary endpoint as a change in CFS score, a sign of dry eye disease, from baseline at week 12 with EBI-005 treatment compared to change from baseline at week 12 with vehicle control. We have defined the other co-primary endpoint as improvement in pain and discomfort as measured by the painful or sore eyes question on the OSDI, a symptom of dry eye disease, from baseline at week 12 with EBI-005 treatment compared to change from baseline at week 12 with vehicle control.

We have included the change in the OSDI score from baseline at week 12 with EBI-005 treatment compared to change from baseline at week 12 with vehicle control as another measure of change in symptoms and as a secondary endpoint in our first Phase 3 trial. We also included as secondary endpoints in our first Phase 3 trial changes in CFS in specified regions of the cornea from baseline at week 12 with EBI-005 treatment compared to changes from baseline at week 12 with vehicle control. Other secondary endpoints in our first Phase 3 trial include the evaluation of the change in all primary and secondary endpoints from baseline at week nine. In addition to efficacy endpoints, other secondary endpoints in this Phase 3 trial include the evaluation of the safety, tolerability and immunogenicity, or the tendency to elicit an antibody response, of EBI-005 after 12 weeks of dosing.

If we demonstrate a statistically significant improvement from baseline in the EBI-005 treatment group relative to the improvement from baseline in the vehicle control group on a pre-specified secondary endpoint in the first of our Phase 3 trials, we may decide to substitute that secondary endpoint as a co-primary endpoint in our second Phase 3 trial prior to initiation of this second Phase 3 trial. If we demonstrate a statistically significant improvement from baseline in the EBI-005 treatment group relative to the improvement from baseline in the vehicle control group on the substituted co-primary endpoint in the second Phase 3 trial, we may combine the results of the evaluation of the pre-specified secondary endpoint in the first Phase 3 trial with the results of the substituted pre-specified co-primary endpoint in the second Phase 3 trial, in support of our application for marketing approval of EBI-005. Based on our meeting with the FDA in July 2013, we believe that, although it would be a review issue at the time of our application for marketing approval, the FDA may consider this an acceptable means of meeting the requirement that we duplicate in two Phase 3 trials a statistically significant improvement on a clinically relevant sign or symptom.

Phase 3 Clinical Trial Design

Each of our Phase 3 trials will be a double masked, randomized, placebo controlled study. Patients will be screened on the basis of eligibility criteria at a first visit. We expect that patients who qualify for enrollment will receive topical administration in each eye three times per day for one week of vehicle. At the conclusion of this one-week run-in period, we will reassess patients against additional eligibility criteria. Those patients who qualify under these additional criteria will be randomly assigned, or randomized, to either an EBI-005 treatment group or a vehicle control group. We refer to the time at which we randomize a patient as baseline.

Eligible patients will be at least 18 years of age, with moderate to severe dry eye disease. Eligibility criteria also will include the following:

•

OSDI score greater than or equal to 23 and less than or equal to 75 at screening. A score greater than or equal to 23 and less than or equal to 32 is considered moderate dry eye disease. A score greater than or equal to 33 is considered severe dry eye disease.

•	OSDI score greater than or equal to 19 and less than 50 at randomization.

•

CFS score of greater than or equal to six and less than 15 on the National Eye Institute, or NEI, scale at screening. A score greater than or equal to six and less than 15 is consistent with moderate to severe dry eye disease.

•	CFS score of greater than or equal to five and less than 15 on the NEI scale at randomization.

During our Phase 1b/2a trial of EBI-005, we observed greater variability in clinical response in patients who had an OSDI score greater than or equal to 50 at randomization. We believe this increased variability in clinical response made it more difficult to detect differences between the combined EBI-005 treatment groups and the vehicle control group on the primary and secondary efficacy endpoints. In our Phase 3 trials, we will exclude patients with an OSDI score greater than or equal to 50 at randomization because we believe this criteria will reduce variability in clinical response and improve our ability to detect differences between the EBI-005 treatment group and the vehicle control group on the co-primary and secondary efficacy endpoints.

Patients who are randomized will receive topical administration in each eye three times per day for 12 weeks of EBI-005 at 5 mg/ml or vehicle control beginning at randomization. The patients will undergo study evaluations at weeks one, three, six, nine and 12 following randomization. The last dose of EBI-005 will be completed 12 weeks after randomization. We will require patients to attend a final visit three weeks after their week 12 visit.

The timeline for our first Phase 3 trial of EBI-005 and number of patients, or subjects, to be randomized into the EBI-005 treatment and vehicle control groups are depicted in the graphic below.

The following aspects of the design of our Phase 3 trials are based on the results we observed in our Phase 1b/2a trial of EBI-005 for the treatment of dry eye disease:

Eligibility Criteria—OSDI Score.    Our Phase 3 trials of EBI-005 will include patients with OSDI scores at screening greater than or equal to 23 and less than or equal to 75 and with OSDI scores at randomization greater than or equal to 19 and less than 50. In a retrospective analysis of the results of our Phase 1b/2a trial, in which we included patients with OSDI scores at screening greater than or equal to 23 and less than 90 and with OSDI scores at randomization greater than or equal to 19, we observed in patients with OSDI scores less than 50 at randomization less variability in clinical response than we observed in patients with OSDI scores greater than or equal to 50 at randomization. Therefore, we have designed our Phase 3 trials to exclude at randomization patients with an OSDI score greater than or equal to 50. We believe this will make it more likely that our Phase 3 trials will confirm the trend of greater improvement in clinical response from baseline in the combined EBI-005 treatment groups relative to the improvement from baseline in vehicle control group that we observed in our Phase 1b/2a trial. We also have designed our Phase 3 trials to exclude at screening patients with an OSDI score greater than 75, as compared to greater than or equal to 90 in our Phase 1b/2a trial. We believe we can increase the likelihood of recruiting patients who will have an OSDI score less than 50 at randomization by excluding patients with OSDI scores greater than 75 at screening.

Eligibility Criteria–CFS Score.    We will include patients with CFS scores greater than or equal to six and less than 15 on the NEI scale at screening or greater than or equal to five and less than 15 on the NEI scale at randomization. These are the same criteria we used in our Phase 1b/2a trial, except that we did not exclude patients with a CFS score of 15 at randomization in our Phase 1b/2a trial. The determination of CFS score is made by microscopic examination of the cornea by the physician who has to assess the extent of staining in each of five regions of the ocular surface. We have developed an eye-piece for the microscope that projects a grid pattern onto the cornea that divides it into the five regions to be assessed. We believe this helps the physician and reduces some of the subjectivity inherent in the assessment. By reducing the subjectivity, we believe we generate a more reliable data set for statistical analysis.

Use of Rescue Artificial Tears.    We will restrict the use of rescue artificial tears by patients in our Phase 3 trials. In our Phase 1b/2a trial, we measured artificial tear usage by patients as a pre-specified exploratory endpoint. Mean and median artificial tear usage were significantly higher in patients in the vehicle control group than those in the EBI-005 treatment groups. We believe that the use of artificial tears by patients in the vehicle control group could have had an impact on the sign and symptom assessments in our Phase 1b/2a trial. If such assessments improved because of the use of artificial tears, we believe these improvements would have occurred disproportionately in the vehicle control group because we observed that patients in the vehicle control group used more artificial tears and a higher percentage of patients in the vehicle control group used large amounts of artificial tears compared to the combined EBI-005 treatment groups. As a result, we believe that the differences in our Phase 1b/2a trial in the sign and symptom assessment scores between the vehicle control group and the combined EBI-005 treatment groups might have been greater if the use of artificial tears had been restricted.

Dose of EBI—005.    Overall in our Phase 1b/2a trial, we did not observe any significant differences between administration of EBI-005 three times per day at a concentration of 5 mg/ml and at a concentration of 20 mg/ml. Based on our understanding of the mechanism of action and potency of EBI-005, we did not expect to observe any such differences. In our Phase 3 trials, we will be evaluating topical administration of EBI-005 three times per day at a concentration of 5 mg/ml.

Efficacy Endpoint—CFS Score.    In a retrospective analysis of the results of our Phase 1b/2a trial, we observed a trend of greater improvement of CFS scores from baseline at week six in the combined EBI-005 treatment groups relative to the improvement from baseline in the vehicle control group when we excluded the seven patients who had major protocol deviations and included only patients who had baseline OSDI scores less than 50. We believe this trend is consistent with the results of the anakinra trial. In our first Phase 3 trial, we have pre-specified the change in CFS scores from baseline at week 12 as a co-primary efficacy endpoint.

Efficacy Endpoint—OSDI Pain.    In a retrospective analysis of the results of our Phase 1b/2a trial, we observed a trend of greater improvement of the scores on the OSDI question regarding painful or sore eyes from baseline at week six in the combined EBI-005 treatment groups relative to the improvement from baseline in the vehicle control group when we excluded the seven patients who had major protocol deviations and included only patients who had baseline OSDI scores less than 50. We believe this trend is consistent with our understanding of the mechanism of action of EBI-005 and the trends we observed in our retrospective analysis of the results of the anakinra trial. In our first Phase 3 trial, we have pre-specified the change in scores from baseline on the OSDI question regarding painful or sore eyes from baseline at week 12 as a co-primary efficacy endpoint.

Number of Patients.    Based on the results of our Phase 1b/2a trial, we believe that each of our Phase 3 trials will be adequately powered with approximately 650 patients to detect a difference between the EBI-005 treatment group and vehicle control on our proposed co-primary efficacy endpoints. We performed a sample size reassessment on a masked basis of all randomized patients after the first one-third of the randomized patients completed 12 weeks of treatment with EBI-005 in our first Phase 3 trial to determine whether we needed to increase the number of patients we randomized in this trial. We conducted this sample size reassessment to determine whether the observed variability of the clinical response was greater than the variability we expected based on the results of our Phase 1b/2a trial. We engaged a contract research organization, or CRO, to conduct this sample size reassessment, and we did not receive any information other than whether we needed to randomize additional patients. Based on this reassessment, we will continue to target approximately 650 patients for randomization in this trial as planned. We do not believe this masked sample size reassessment will compromise our final statistical analysis.

Duration of Trial.    In the anakinra trial, the investigators observed greater improvements on mean change from baseline on both CFS score and OSDI score at 12 weeks in patients treated with lower dose anakinra compared to vehicle control than was observed at six weeks. We believe that the longer treatment period in our Phase 3 trials may improve our ability to detect differences between the EBI-005 treatment group and the vehicle control group on our co-primary efficacy endpoints.

Vehicle.    We have modified the vehicle in our formulation of EBI-005 for our Phase 3 trials relative to the vehicle in our formulation of EBI-005 for our Phase 1b/2a trial primarily by removing carboxymethyl cellulose, or CMC, a common ingredient in artificial tears. CMC is not included in Restasis. We made this refinement to make our formulation of EBI-005 suitable for vialing in an industry standard single-use format, to increase stability of EBI-005 and to improve ease of manufacturing. Based on the results of our Phase 2 trial of EBI-005 with this new formulation in patients with allergic conjunctivitis, we believe our new formulation remains comfortable to patients. We believe that the removal of CMC will not meaningfully affect patient responses in our Phase 3 trial.

Natural Environment.    We will conduct our Phase 3 trials in a natural environment and will not use a controlled adverse environment chamber. We also conducted our Phase 1b/2a trial in a natural environment. A controlled adverse environment chamber historically has been used in trials of product candidates for the treatment of dry eye disease. A controlled adverse environment chamber allows the clinical investigator to exacerbate the signs and symptoms of dry eye in a controlled manner by regulating humidity, temperature, airflow, lighting conditions and visual tasking. However, we believe that the controlled adverse environment chamber introduces differences in the presentation and manifestation of dry eye disease and in patients’ perceptions of their disease. We believe that the controlled adverse environment chamber does not reflect the environment in which patients experience their dry eye disease on a daily basis and in which patients and physicians ultimately will judge the benefits of any dry eye disease drug. As a result, we believe that a natural environment is a better setting for the evaluation of EBI-005.

In addition to the two Phase 3 trials required to support marketing approval of EBI-005 for the treatment of dry eye disease in the United States, we will be required to demonstrate the long-term safety of EBI-005 treatment in a safety trial. To meet this requirement, we plan to conduct a safety trial with no fewer than 100 patients who will be treated with EBI-005 for one year. We expect that patients in this safety trial will be treated three times a day with EBI-005 at a concentration of 5 mg/ml. During this study, the safety and tolerability of longer term exposure to EBI-005 will be evaluated, along with immunogenicity and potentially other endpoints that may support the application for marketing approval of EBI-005.

We began randomizing and treating patients in our first Phase 3 trial in our pivotal Phase 3 clinical program in January 2014. We expect to have top-line data from our first Phase 3 trial available in the second quarter of 2015. If the results of our first Phase 3 trial are favorable, we plan to conduct a second Phase 3 trial that will be designed to evaluate co-primary endpoints that met the criteria of acceptability in our first Phase 3 trial as co-primary endpoints or as one co-primary endpoint and one secondary endpoint. We expect that our second Phase 3 trial will be designed similarly to the first trial. We currently intend to initiate our second Phase 3 trial after reviewing top-line data from our first Phase 3 trial. If the results of both Phase 3 trials in our pivotal Phase 3 clinical program and our separate safety trial are favorable, we plan to submit a BLA seeking approval in the United States of EBI-005 for the treatment of dry eye disease in the second half of 2016.

Completed Phase 1b/2a Clinical Trial in Dry Eye Disease

In the second quarter of 2013, we completed a multicenter, double masked, randomized, placebo controlled Phase 1b/2a clinical trial evaluating the safety and biological activity of EBI-005 in patients with moderate to severe dry eye disease. We conducted this trial in 74 patients at eight centers in the United States. We conducted this trial in a natural environment. We did not use a controlled adverse environment chamber.

We screened patients against eligibility criteria at a first visit. Patients who qualified for enrollment received topical administration in each eye three times per day for one week of vehicle. At the conclusion of the one-week run-in period, we reassessed patients again against eligibility criteria. Those patients who qualified under these additional criteria were randomized to one of three treatment groups. We refer to the CFS score, OSDI score and other measures taken at randomization as baseline.

Eligible subjects were at least 18 years of age, with moderate to severe dry eye disease. Additional eligibility criteria included the following:

•	OSDI score greater than or equal to 23 and less than 90 at the time of screening;

•	OSDI score greater than or equal to 19 at randomization;

•	CFS score greater than or equal to six and less than 15 on the NEI scale at the time of screening; and

•	CFS score greater than or equal to five at randomization.

Patients who were randomized to a treatment group were treated in both eyes three times per day for six weeks beginning at randomization. Treatments for the three groups in this trial were as follows:

•	In the first group, 22 patients received topical administration in each eye three times per day of EBI-005 at a concentration of 20 mg/ml.

•	In the second group, 22 patients received topical administration in each eye three times per day of EBI-005 at a concentration of 5 mg/ml.

•	In the third group, 30 patients received topical administration in each eye three times per day of vehicle.

We assessed patients at screening, at randomization, at evaluation visits on weeks two, four and six following randomization, and at a follow up visit one week after the completion of treatment.

The timeline for our Phase 1b/2a trial of EBI-005 and number of patients randomized into the EBI-005 treatment and vehicle control groups are depicted in the graphic below.

The principal objective of our Phase 1b/2a trial was to evaluate the safety and tolerability of six weeks of dosing three times a day with EBI-005 as compared to vehicle control in patients with moderate to severe dry eye disease. The protocol also included other objectives and pre-specified primary and secondary efficacy endpoints to assist us in the evaluation of the biological and clinical response of patients to EBI-005.

The primary safety endpoints included adverse event reporting, complete ophthalmic examination, testing for corneal health and assessment of clinical laboratory markers. The primary efficacy endpoint of our Phase 1b/2a trial was the absolute change of OSDI score, a symptom of dry eye disease, at week six from baseline. The secondary efficacy endpoints of this trial were changes at week six from baseline in the following sign and symptom scores:

•	CFS score, a sign of dry eye disease.

•

Symptom assessment in dry eye, or modified SANDE, questionnaire score. The modified SANDE questionnaire is a short questionnaire completed by the patient that quantifies the frequency and severity of symptoms of dry eye disease using a visual analog scale.

•

Subject-rated and investigator-rated global symptom assessment, or GSA. The GSA is a short questionnaire that assesses degrees of relief or worsening of specified signs and symptoms of dry eye disease.

•	Subject-rated individual ocular symptom assessments of the severity of eyelid itching, the sensation of having a foreign body in the eye and ocular burning or pain.

Statistical Analysis and Significance

In accordance with the protocol and the statistical analysis plan, the primary analysis population was the intent-to-treat, or ITT, population, which is all patients enrolled in the trial. There were major protocol deviations with respect to seven of the 74 enrolled patients in the intent-to-treat population. Five of these deviations occurred in the EBI-005 treatment groups, and two occurred in the vehicle control group. These deviations included two patients, one in each of the EBI-005 treatment groups, who were inadvertently enrolled despite having met an exclusion criteria of no history of corneal surgery and five patients in the vehicle control group who missed at least one entire day’s dosing. In accordance with the protocol and the statistical analysis plan, we also conducted analyses on the 67 enrolled patients in the efficacy evaluable, or EE, population, which excludes those patients with major protocol deviations.

We analyzed efficacy data by first combining both the 5 mg/ml and 20 mg/ml EBI-005 dose groups, as specified in the statistical analysis plan, and by individual dose groups. Overall, we did not see a meaningful difference in response between the two EBI-005 dose groups on any efficacy measure when we analyzed the data for each separate drug treatment group in either the intent-to-treat or efficacy evaluable population.

In our Phase 1b/2a trial, the median baseline OSDI score was 50 for all patients at randomization, meaning that 50% of the intent-to-treat population had baseline OSDI scores of less than 50. During our Phase 1b/2a trial of EBI-005, we observed greater variability in clinical response in patients who had an OSDI score greater than or equal to 50. We believe that increased variability in clinical response made it more difficult to detect differences between the combined EBI-005 treatment groups and the vehicle control group on the primary and secondary efficacy endpoints. Therefore, we performed additional retrospective analyses that were not pre-specified primary or secondary endpoints in our Phase 1b/2a trial. In these analyses, we assessed whether patients with OSDI scores of less than 50 at baseline responded differently to EBI-005 treatment than patients with OSDI scores greater than or equal to 50 at baseline. The results of these analyses are described below. Although a retrospective analysis performed after trial results are unmasked can result in the introduction of bias, we believe that the various retrospective analyses that we performed will assist us in the assessment of the population of patients with the most robust separation between the treatment and vehicle control groups for both signs and symptoms to inform the design of our Phase 3 trials.

We designed this Phase 1b/2a trial to measure trends of efficacy, and we did not power the trial to measure with statistical significance the differences in any efficacy endpoints. Therefore, the improvements we observed with respect to pre-specified primary, secondary and exploratory endpoints and retrospective analyses in the intent-to-treat and efficacy evaluable populations that are described below were not statistically significant when compared to vehicle, except as specifically noted.

Primary and Secondary Efficacy Endpoints—Intent-to-Treat Population

We observed in the combined EBI-005 treatment groups in the intent-to-treat population an improvement from baseline in both CFS, a sign of dry eye disease, and OSDI, a symptom of dry eye disease, after six weeks of treatment with EBI-005. We believe that the magnitudes of these responses were clinically relevant.

The table below sets forth for the combined EBI-005 treatment groups and the vehicle control group, in each case assessing the intent-to-treat population, the mean score at baseline, mean change from baseline at week six, and the percentage change from baseline at week six on the following primary and secondary efficacy endpoints:

•	the primary efficacy endpoint of change from baseline in OSDI score; and

•	the secondary efficacy endpoint of change from baseline in CFS.

	Combined EBI-005 treatment groups (ITT population) (n = 44)		Vehicle control group (ITT population) (n = 30)
	OSDI	CFS	OSDI	CFS
Mean Score at Baseline	49.8 Points	9.1 Points	52.6 Points	8.8 Points
Mean Change from Baseline at Week Six	18.9 Points	3.0 Points	19.0 Points	2.7 Points
Percentage Change from Baseline at Week Six	38%	33%	36%	31%

We observed improvements in the combined EBI-005 treatment groups in the intent-to-treat population from baseline through week six on each of the secondary efficacy endpoints of modified SANDE questionnaire score, subject-rated and investigator-rated GSA and subject-rated individual ocular symptom assessments of the severity of eyelid itching, the sensation of having a foreign body in the eye and ocular burning or pain. However, the differences between the improvements we observed in the combined EBI-005 treatment groups from baseline at week six and the improvements we observed in the vehicle control group from baseline at week six were not statistically significant for any of these measures. We do not plan to use any of these measures as primary or secondary endpoints in our Phase 3 trials.

Analyses of Efficacy Endpoints—Efficacy Evaluable Population

As noted above, there were major protocol deviations with respect to seven of the 74 enrolled patients in the intent-to-treat population. As a result, we believe the efficacy evaluable population, which excludes those patients with major protocol deviations, is a more appropriate population on which to conduct further analyses. The results of our additional retrospective analyses are presented below only with respect to the efficacy evaluable population. The results of pre-specified analyses of the corresponding primary and secondary efficacy endpoints with respect to the efficacy evaluable population also are presented below.

We observed in patients with OSDI scores less than 50 at randomization less variability in clinical response than we observed in patients with OSDI scores greater than or equal to 50 at randomization. We believe that increased variability in clinical response in the total efficacy evaluable population made it more difficult to detect differences between the EBI-005 treatment groups and vehicle control. We refer to the efficacy evaluable population with OSDI scores of less than 50 at randomization as the EE50 population.

Retrospective Analysis—OSDI Score.    In the total efficacy evaluable population and in patients in the EE50 population, we observed an improvement of OSDI scores from baseline at week six in the combined EBI-005 treatment groups. We believe the magnitude of the response was clinically relevant. We also observed that the trend in the improvement in OSDI scores from baseline at week six favoring the combined EBI-005 treatment groups compared to the improvement in OSDI scores from baseline at week six in vehicle control was greater in the EE50 population than in the total efficacy evaluable population.

The table below sets forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population:

•	the mean OSDI score at baseline;

•	the mean change in OSDI score from baseline to week six; and

•	the percentage change in OSDI score from baseline to week six.

OSDI score
	Combined EBI-005 treatment groups		Vehicle control group
	EE population (n = 41)	EE50 population (n = 20)	EE population (n = 26)	EE50 population (n = 15)
Mean OSDI Score at Baseline	50.0 Points	31.1 Points	49.8 Points	35.0 Points
Mean Change in OSDI from Baseline to Week Six	18.0 Points	12.7 Points	15.3 Points	11.1 Points
Percentage Change in OSDI Score from Baseline to Week Six	36%	41%	31%	32%

The graphs below set forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population, the mean change in OSDI scores from baseline at each evaluation visit following randomization during the treatment period.

Retrospective Analysis—Painful or Sore Eyes Question on OSDI.     In the total efficacy evaluable population and in patients in the EE50 population, we observed an improvement on the OSDI question regarding painful or sore eyes at week six from baseline in the combined EBI-005 treatment groups. We also observed that the trend in the improvement in the score on the OSDI question regarding painful or sore eyes from baseline at week six favoring the combined EBI-005 treatment groups compared to the improvement in the score on the OSDI question regarding painful or sore eyes from baseline at week six in the vehicle control group was greater in the EE50 population than in the total efficacy evaluable population.

The table below sets forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population:

•	the mean score on the OSDI question regarding painful or sore eyes at baseline;

•	the mean change in score on the OSDI question regarding painful or sore eyes from baseline at week six; and

•	the percentage change in score on the OSDI question regarding painful or sore eyes from baseline at week six.

Painful or sore eyes question
	Combined EBI-005 treatment groups		Vehicle control group
	EE population (n = 41)	EE50 population (n = 20)	EE population (n = 26)	EE50 population (n = 15)
Mean Score on OSDI Question at Baseline	1.8 Points	1.4 Points	1.7 Points	1.3 Points
Mean Change in Score on OSDI Question from Baseline to Week Six	0.9 Points	0.9 Points	0.5 Points	0.4 Points
Percentage Change in Score on OSDI Question from Baseline to Week Six	46%	61%	27%	31%

The graphs below set forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population, the mean change in scores on the OSDI question regarding painful or sore eyes from baseline at each evaluation visit following randomization during the treatment period.

On most of the other individual OSDI questions, we observed trends in changes in scores at week six from baseline that favored patients treated with EBI-005 compared to patients treated with vehicle control in an analysis of the efficacy evaluable population. On eight of the other OSDI questions, we observed trends in changes in scores at week six from baseline that favored patients treated with EBI-005 compared to vehicle control in an analysis of the efficacy evaluable population. On the other three OSDI questions, we observed trends in changes in scores at week six from baseline that favored vehicle control compared to patients treated with EBI-005 in an analysis of the efficacy evaluable population. However, none of these trends were statistically significant.

Retrospective Analysis—CFS.     In the total efficacy evaluable population and in patients in the EE50 population, we observed an improvement in CFS at week six from baseline in the combined EBI-005 treatment groups. We also observed in the EE50 population a strong trend in the improvement in the CFS score from baseline at week six favoring the combined EBI-005 treatment groups compared to improvement in the CFS score from baseline at week six in the vehicle control group. We did not observe this trend in the total efficacy evaluable population.

The table below sets forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population:

•	the mean CFS score at baseline;

•	the mean change in CFS score from baseline at week six; and

•	the percentage change in CFS score from baseline at week six.

CFS score
	Combined EBI-005 treatment groups		Vehicle control group
	EE population (n = 41)	EE50 population (n = 20)	EE population (n = 26)	EE50 population (n = 15)
Mean CFS Score at Baseline	9.0 Points	8.9 Points	9.0 Points	8.4 Points
Mean Change in CFS Score from Baseline at Week Six	3.0 Points	3.5 Points	2.7 Points	2.3 Points
Percent Change in CFS Score from Baseline at Week Six	33%	39%	30%	28%

The graphs below set forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population, the mean change in CFS scores from baseline at each evaluation visit following randomization during the treatment period.

Pre-Specified Exploratory Endpoint—Artificial Tear Use

We distributed artificial tears to patients in this trial with one dose per vial. Patients were permitted to use up to four vials of these artificial tears daily. Patients were instructed not to use any other artificial tears during this trial. At the end of the trial, we counted the number of vials used by each patient. We excluded from our assessment of artificial tear use in the combined EBI-005 treatment groups one patient for whom there were no records of use of artificial tears. In addition, we performed a statistical outlier assessment of artificial tear use and excluded from our assessment of the combined EBI-005 treatment groups one patient whose use of artificial tears was many times greater than any other patient and whose inclusion could distort any statistical analysis. All of the results presented on the use of artificial tears excluded these two patients from the combined EBI-005 treatment groups.

The use of artificial tears was similar at baseline for patients in the combined EBI-005 treatment groups and vehicle control groups. However, over the course of the six-week treatment period of this trial, we observed the following differences, which were statistically significant only with respect to the efficacy evaluable population:

•

the mean artificial tear usage was greater in the vehicle control group than in the combined EBI-005 treatment groups in the total efficacy evaluable population (p=0.005) and in the EE50 population (p=0.190);

•	the median artificial tear usage was higher in the vehicle control group than in the combined EBI-005 treatment groups in the total efficacy evaluable population and in the EE50 population; and

•

a greater percentage of patients in the vehicle control group used large amounts of artificial tears, which we defined as the use of more than 50 vials during this trial, than in the combined EBI-005 treatment groups in the total efficacy evaluable population (p=0.005) and in the EE50 population (p=0.267).

The table below sets forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population:

•	the mean number of vials of artificial tears used;

•	the median number of vials of artificial tears used; and

•	the percentage of patients who used large amounts of artificial tears.

	Artificial tear use
	Combined EBI-005 treatment groups		Vehicle control group
	EE population (n = 39)	EE50 population (n =19)	EE population (n = 26)	EE50 population (n =15)
Mean Number of Vials of Artificial Tears Used	11.1	9.8	31.0	21.5
Median Number of Vials of Artificial Tears Used	1.0	2.0	10.5	5.0
Percentage of Patients Who Used Large Amounts of Artificial Tears	5%	5%	35%	27%

The graphs below set forth with respect to each of the combined EBI-005 treatment groups and the vehicle control group in the total efficacy evaluable population and in the EE50 population:

•	the mean number of vials of artificial tear usage; and

•	the percentage of patients who used large amounts of artificial tears.

Safety, Pharmacokinetics and Immunogenicity

Both doses of EBI-005 were generally well tolerated in our Phase 1b/2a trial. No patients discontinued their participation in this trial due to adverse events. We did not observe any significant imbalances between the combined EBI-005 treatment groups and the vehicle control group in the incidence of ocular adverse events or systemic adverse events. There were no serious adverse events reported during this trial, and no patients discontinued the trial due to adverse events or for any other reason. The reporting of ocular and non-ocular adverse events was similar between the treatment and vehicle control groups. The number of ocular adverse events reported during this trial and the number of patients in our Phase 1b/2a trial with one or more ocular adverse events as coded using MedDRA Version 12.1, a standard method of reporting adverse events, are set forth in the table below.

	Vehicle (N=30)	EBI-005 (5 mg/ml) (N=22)	EBI-005 (20 mg/ml) (N=22)	EBI-005 (5+20 mg/ml) (N=44)
Number of patients with one or more ocular adverse events	0 (0%)	1 (5%)	2 (9%)	3 (7%)
Eye disorders
Eye irritation	0 (0%)	0 (0%)	1 (5%)	1 (2%)
Eye pain	0 (0%)	1 (5%)	1 (5%)	2 (5%)
Foreign body sensation in eyes	0 (0%)	1 (5%)	0 (0%)	1 (2%)
Increased tearing	0 (0%)	1 (5%)	0 (0%)	1 (2%)
Ocular redness	0 (0%)	1 (5%)	0 (0%)	1 (2%)

In addition to the ocular adverse events noted above, two patients reported application site pain during the one-week run-in period of this trial when all patients received only vehicle and one patient in the vehicle control group reported application site pain during the treatment period of this trial. Application site pain is coded under general disorders and administrative site conditions, and not eye disorders, under MedDRA Version 12.1.

There was no measurable EBI-005 in the systemic circulation following topical administration. We observed low titer, anti-EBI-005 antibodies in three of 44 treated patients. The presence of these antibodies was not associated with any clinically relevant observations.

We have used an assay that generates a signal in the presence of IL-1ß and EBI-005, but cannot distinguish between them, to assess the amount of EBI-005 remaining on the surface of the eye. Using this assay, we observed in tears of patients treated with EBI-005 a 20-fold increase in signal compared to signal prior to dosing with EBI-005. We believe this increase is due to the high concentration of EBI-005 on the surface of the eye. We have correlated the levels of this signal with the time since the last dose of EBI-005 and believe this correlation indicates EBI-005 is present on the eye for almost 10 hours after dosing.

Completed Phase 1 Clinical Trial in Healthy Volunteers

In 2012, we completed a double masked, placebo controlled, single dose Phase 1 clinical trial evaluating the safety and tolerability of EBI-005 in healthy volunteers. We conducted our Phase 1 trial in 16 healthy volunteers at a single center in the United States. We conducted this trial in a natural environment. We did not use a controlled adverse environment chamber.

The principal objective of our Phase 1 trial was to evaluate the safety and tolerability of topical ocular administration of EBI-005 in healthy volunteers. Other objectives of this trial were to evaluate the pharmacokinetics and immunogenicity of EBI-005.

Subjects were randomized to receive EBI-005 or vehicle on three occasions, every six hours, on day one. Subjects randomized to the EBI-005 treatment groups received EBI-005 in the right eye and vehicle in the left eye. Subjects randomized to the vehicle control groups received vehicle in each eye. Subjects were randomized in two groups as follows:

Group 1:	Six subjects: 5 mg/ml EBI-005, one dose at six-hour intervals Two subjects: vehicle, one dose at six-hour intervals

Group 2:	Six subjects: 20 mg/ml EBI-005, one dose at six-hour intervals Two subjects: vehicle, one dose at six-hour intervals

We assessed the subjects for safety and tolerability for four days following the one day of dosing and at a final follow up visit seven days following dosing.

EBI-005 was generally well tolerated in this Phase 1 trial. There were no serious adverse events reported during this trial, and no subjects discontinued their participation in this trial due to adverse events. The reporting of mild ocular and non-ocular adverse events was similar between the treatment and vehicle control groups. There were no detectable systemic levels of EBI-005 and no specific anti-EBI-005 antibody formation in any of the subjects exposed to EBI-005.

Expand the Use of EBI-005 for Additional Ocular Indications

We are evaluating other ocular surface diseases for which we believe EBI-005 treatment may be beneficial. In February 2014, we began randomizing and treating subjects in our Phase 2 clinical trial of EBI-005 for the treatment of allergic conjunctivitis in patients who have not responded adequately to antihistamines and mast cell stabilizers, which are the current standard of care. We reported top-line results from the trial in October 2014 and the results are described below.

Allergic conjunctivitis

Allergic conjunctivitis is an inflammatory disease of the conjunctiva, the membrane covering the inside of the eyelids and sclera, the white part of the eye, primarily from a reaction to allergy-causing substances, or allergens, such as pollen or pet dander. As is the case in other forms of allergy, a patient with allergic conjunctivitis experiences an early phase allergic response and a late phase allergic response. These responses are initiated by the binding of the allergen to a class of antibodies called IgE antibodies. The allergen-IgE antibody complex then binds to the Fc receptor on specialized cells of the immune system, including mast cells.

The early phase allergic response is primarily driven by the immediate release by mast cells of preformed histamine, a potent inflammatory molecule, and other mediators in a process called degranulation. The late phase allergic response is driven by other inflammatory mediators such as cytokines and chemokines and by mast cells and other specialized cells of the immune system, such as eosinophils, macrophages and T-cells. Both the early and late phase responses may result in ocular itching, tearing, conjunctival redness, conjunctival chemosis, or swelling of the conjunctivia, follicular/papillary response, or the development of bumps on the conjunctiva, mucous discharge and associated nasal symptoms. The severity of both the early phase and late phase responses vary among patients. In more severe forms of allergic conjunctivitis, the inflammation associated with the late phase response can result in the breakdown of the outermost layer, or epithelial layer, of the eye and, in some cases, fibrosis. We believe that IL-1 is an important mediator of the late phase allergic response.

The figure below depicts the steps in the development of early phase and late phase allergic responses.

According to a study on the management of seasonal allergic conjunctivitis published in 2012 in the peer reviewed journal Acta Ophthalmologica, allergic conjunctivitis affects 15% to 40% of the U.S. population. Based on our market research, we believe that approximately 11 million patients seek medical treatment for allergic conjunctivitis annually.

Allergic conjunctivitis ranges in clinical severity from relatively mild, common forms to more severe forms that can cause impaired vision and even, in the most severe cases, blindness. Of the approximately 11 million patients we believe seek treatment for allergic conjunctivitis in the United States, we estimate, based on our market research, that approximately 4 million have moderate allergic conjunctivitis and approximately 1.8 million have severe allergic conjunctivitis. The mild to moderate manifestations of allergic conjunctivitis tend to fall into the seasonal, or SAC, and perennial, or PAC, allergic conjunctivitis classes. The more severe forms of allergic conjunctivitis include patients with SAC and PAC, but also include patients with vernal keratoconjunctivitis, or VKC, and atopic keratoconjunctivitis, or AKC.

VKC involves severe inflammation of the conjunctiva and cornea. VKC appears most often in young males and can have significant effects on children, including photophobia, or abnormal sensitivity to light, and pain and foreign body sensation in patients with inflammation of the cornea. Although VKC often resolves spontaneously following puberty, visual impairment can be severe if the cornea is extensively involved. According to a study on VKC published in 2004 in the peer reviewed journal Eye-Nature, approximately 6% of VKC patients show reduced visual acuity. VKC is rare in the United States and is classified by the FDA as a distinct disease, which is a necessary precondition for a product to qualify for orphan drug designation.

AKC, while more common than VKC, is also rare in the United States. AKC involves severe, chronic external ocular inflammation associated with asthma and eczema that may first appear in teenagers and continue for decades. It is often associated with severe photophobia and extreme discomfort and pain. Patients with AKC often have difficulty opening their eyelids in the morning as a result of a combination of ocular discharges and discomfort. AKC also commonly impairs the vision of patients due to a combination of corneal surface disease and frequent scarring. In severe cases of AKC, ulceration of the cornea can result in blindness.

We believe that prolonged and more severe cases of allergic conjunctivitis, including VKC and AKC, are characterized by an inflammatory process that is mediated by IL-1. IL-1 stimulates the maturation and recruitment of antigen presenting cells, or dendritic cells, that perpetuate or exacerbate the allergic response. IL-1 also mediates the turning on and off of genes that code for chemokines that activate and direct pathogenic white blood cells to the ocular surface. According to a study of AKC patients published in 2008 in the peer-reviewed journal Clinical & Experimental Immunology, IL-1 is elevated in the tears of patients with AKC. According to a preclinical study published in 1999 in the peer-reviewed journal Investigative Ophthalmology and Visual Science, blocking IL-1 reduced ocular itching in a mouse model of multiple direct conjunctival allergen challenges.

Treatment of Allergic Conjunctivitis

For many patients with chronic or more severe forms of allergic conjunctivitis, antihistamines and mast cell stabilizers are not sufficient to treat their signs and symptoms. These refractive patients often are treated with topical corticosteroids, which have been associated with a higher risk of developing glaucoma and cataracts and an increased risk of ocular infection. We believe there remains a significant unmet medical need for new treatments for patients who are not satisfactorily treated with current therapies, including those suffering from VKC and AKC and patients with SAC and PAC.

Phase 2 Clinical Trial of EBI-005 for the Treatment of Allergic Conjunctivitis

We conducted our Phase 2 clinical trial of EBI-005 for the treatment of allergic conjunctivitis in modified versions of two controlled exposure models commonly used to assess anti-allergy medications. The objectives of this study were to assess the safety, tolerability and biological activity of EBI-005 in subjects with moderate to severe allergic conjunctivitis. In addition, we evaluated the two models to assess which would be suitable to test therapies for treating the late phase allergic response.

In these models, subjects were evaluated following exposure to ragweed or grass allergens. The modified direct conjunctival allergen challenge model, or CAPT, is an allergen challenge model that achieves a very high transient dose exposure to allergen by placing it directly into the space between the eyelid and the surface of the eye of the study subject. The modified allergy environmental exposure chamber model, or EEC, is a clinical model that exposes patients to allergen in the circulated air of a sealed room. The two models were modified to increase the duration of the allergen exposure to evaluate the late phase allergic response. We believed that repeated exposure of allergen in the CAPT and EEC models would mimic the exacerbation of disease typically observed in those patients with prolonged and more severe cases of allergic conjunctivitis.

We conducted our Phase 2 trial in 159 subjects at a single center in Canada. We enrolled 123 subjects in the EEC arm and 36 subjects in the CAPT arm. We powered the study to have an adequate number of subjects in the EEC arm to determine if there was a statistically significant difference between EBI-005 and vehicle-control on the primary endpoint of ocular itching. We enrolled ragweed and grass-allergic subjects whose allergy was confirmed with a positive skin prick test to ragweed or grass within one year prior to enrollment in this study. Inclusion and exclusion criteria required that subjects have a history of chronic ocular allergy for at least two years. All subjects must have used at least two different anti-allergy medications, and half of the subjects were known to have resistance to treatment with antihistamines and mast cell stabilizers or to have required treatment with topical steroids. We also included subjects with AKC, a more severe form of ocular allergy.

All subjects who medically qualified for the study underwent an initial allergen challenge in an environmental exposure chamber and an assessment to determine eligibility for the study at day one visit one, or V1. Eligible subjects were then assigned to either the EEC or CAPT arm. Eligible subjects underwent additional allergen challenges and assessments on the next two consecutive days, at visit two, or V2, and visit three, or V3. Subjects were then randomized within each arm to receive either EBI-005 at 5 mg/ml or vehicle. After these initial challenges, subjects were treated with EBI-005 or vehicle-control in each eye three times daily for 14 days at home. The subjects returned to the clinic one day after V3 to complete a required study assessment at visit four, or V4. The subjects then returned to the clinic 13 days after V4 and underwent daily allergen challenges and assessments on each of three consecutive days at visit five, or V5, visit six, or V6, and visit seven, or V7. Subjects continued treatment with EBI-005 or vehicle-control in each eye three times daily during these visits. Subjects returned one day following the last allergen exposure on V7 to complete a required study assessment on visit 8, or V8. The last study visit occurred at day 45 on visit 9, or V9, which was 25 days after the last allergen challenge or 42 days after initiation of treatment.

The design of our Phase 2 trial of EBI-005 is depicted in the graphic below.

The primary safety endpoints were adverse events over time, changes in ocular assessments, and assessment of drug specific antibodies (immunogenicity). We refer to the assessments taken at V3 as baseline. The primary efficacy endpoint of the trial was assessment in the EEC arm at V7 of the area-under-the-curve from zero to five hours, or AUC0-5hr, of ocular itching in the EBI-005 treatment group compared to vehicle control.

The secondary endpoints in the trial comparing patients treated with EBI-005 to patients treated with vehicle-control in the EEC arm were the following:

•	AUC0-5hr of conjunctival redness, ocular tearing, follicular or papillary response and lid swelling at V7;

•	AUC0-5hr of ocular itching and conjunctival redness at V5;

•	Assessment of the area-under-the-curve from zero to 10 hours, or AUC0-10hr, of ocular itching and conjunctival redness at V7;

•	Mean change from baseline at V7 in AUC0-5hr or mean score across all timepoints from V1 to V7 of ocular itching and conjunctival redness;

•	Mean change from baseline at V5 in AUC0-5hr of ocular itching and conjunctival redness; and

•	Frequency at V7 of conjunctival chemosis and mucus discharge.

The secondary endpoints in the trial comparing patients treated with EBI-005 to patients treated with vehicle-control in the CAPT arm were the following:

•	AUC0-5hr of ocular itching, conjunctival redness, ocular tearing, follicular or papillary response and lid swelling at V7;

•	AUC0-5hr of ocular itching and conjunctival redness at V5; and

•	Frequency at V7 of conjunctival chemosis and mucus discharge.

Exploratory endpoints in the trial comparing patients treated with EBI-005 to patients treated with vehicle-control in both the EEC and CAPT arms were the following:

•	AUC0-5hr of ocular tearing, follicular or papillary response and lid swelling at V3, V5, V6 and V7;

•	AUC0-5hr of nasal symptoms at V5, V6, and V7;

•	Mean ocular subject reported itching and conjunctival redness scores at V4, V8 and V9;

•	Mean ocular itching scores and conjunctival redness scores at each timepoint and visit; and

•	Occurrence of mucus discharge and conjunctival chemosis at each visit.

Additional exploratory endpoints in the trial comparing patients treated with EBI-005 to patients treated with vehicle-control in the EEC arm were the following:

•	Area-under-the-curve from five to 10 hours, or AUC5-10hr, of ocular tearing and conjunctival redness at V7.

For all primary, secondary, and exploratory endpoints for the CAPT arm, the mean change from baseline, or V3, and from V1 at V5, V6, and V7 was calculated using AUC0-5hr. For all primary, secondary, and exploratory endpoints for the EEC arm, the mean change from baseline, or V3, and from V1 at V5, V6, and V7 was calculated using AUC0-5hr, AUC0-10hr, and AUC5-10hr.

Primary and Secondary Efficacy Endpoints – EEC Arm

There was no statistically significant difference between treatment with EBI-005 and vehicle control on the primary efficacy endpoint of the study, AUC0-5hr of ocular itching in the EEC arm at V7. There was no statistically significant difference between treatment with EBI-005 and vehicle control on the secondary and exploratory endpoints in the EEC arm other than improvement in lid swelling for patients treated with EBI-005 compared to patients treated with vehicle control at V6 (p=0.011) and V7 (p=0.037).

Secondary and Exploratory Efficacy Endpoints – CAPT Arm

In the CAPT arm, patients treated with EBI-005 showed statistically significant improvement based on the pre-specified secondary and exploratory endpoints of change from baseline in ocular itching, tearing, and nasal symptoms compared to patients treated with vehicle control as measured by the AUC0-5hr at V6 and V7. We believe the magnitude of these responses were clinically relevant. There was no statistically significant difference between treatment with EBI-005 and vehicle control on any other secondary or exploratory endpoints.

The graph below sets forth the results of the pre-specified secondary endpoints of mean change from baseline, or V3, in AUC0-5hr of ocular itching at V5, V6 and V7. The differences between the EBI-005 treatment group and the vehicle control group were statistically significant at V6 (p=0.033) and V7 (p=0.046).

The graph below sets forth the results of the pre-specified exploratory endpoint of mean change from baseline, or V3, of the AUC0-5hr of ocular tearing. The differences between the EBI-005 treatment group and the vehicle control group were statistically significant at V6 (p=0.027) and V7 (p=0.044).

The graph below sets forth the pre-specified exploratory endpoint of mean change from baseline, or V3, of the AUC0-5hr of nasal symptoms. The differences between the EBI-005 treatment group and the vehicle control group were statistically significant at V6 (p=0.004) and V7 (p=0.011).

The table below presents for the pre-specified endpoints of ocular itching, tearing and nasal symptoms the mean AUC0-5hr at baseline, or V3, V5, V6 and V7 of patients treated with EBI-005 and patients treated with vehicle control and the mean change from baseline, or V3, of the AUC0-5hr of patients treated with EBI-005 compared to the patients treated with vehicle control at V5, V6 and V7. Improvement in patient symptoms is represented by a negative value. The more negative the number the greater the improvement.

CAPT AUC0-5hr Ocular Itching, Tearing, and Nasal Symptoms Scores
	EBI-005 (5 mg/mL) treatment group (N=18)				Vehicle Control Group (N=18)
	V3	V5	V6	V7	V3	V5	V6	V7
Itching
Mean AUC0-5hr	534	345	380	346	492	374	462	440
Mean Change in AUC0-5hr from V3	NA	-189	-154	-188	NA	-118	-30	-52
Tearing
Mean AUC0-5hr	344	231	241	200	384	295	369	340
Mean Change in AUC0-5hr from V3	NA	-113	-103	-144	NA	-89	-16	-44
Nasal Symptoms
Mean AUC0-5hr	1096	733	725	673	1187	943	1128	1085
Mean Change in AUC0-5hr from V3	NA	-362	-371	-422	NA	-244	-59	-102

V3 = Baseline, NA = Not Applicable

Safety and Immunogenicity

EBI-005 was generally well tolerated in our Phase 2 trial in both the EEC and CAPT arms. No patients discontinued their participation in this trial due to treatment-related adverse events. We did not observe any significant imbalances between the EBI-005 treatment group and the vehicle control group in the incidence of ocular adverse events or systemic adverse events. There were no treatment-related serious adverse events reported during this trial. One patient completed treatment but discontinued the trial due to an adverse event that was not treatment-related. The reporting of non-ocular adverse events was similar between the treatment and vehicle control groups. Two ocular adverse events were reported in two subjects receiving EBI-005. One of these subjects experienced an increase in intraocular pressure. This subject had a history of glaucoma. There were no clinical sequelae as a result of the ocular adverse events reported and all events resolved.

The number of ocular adverse events reported during this trial and the number of patients in our Phase 2 trial with one or more ocular adverse events as coded using MedDRA Version 16.1, a standard method of reporting adverse events, are set forth in the table below.

	Vehicle (N=80) N (%)	EBI-005 (5 mg/mL) (N=79) N (%)	Total (N=159) N (%)
Number of subjects with one or more ocular adverse events	0 (0%)	2 (2.5%)	2 (1.3%)
Eye Disorders
Eye irritation	0 (0%)	1 (1.3%)	1 (0.6%)
Investigations
Intraocular pressure increased	0 (0%)	1 (1.3%)	1 (0.6%)

We did not observe any anti-EBI-005 antibodies in any treated patients.

Further Clinical Development of EBI-005 for the Treatment of Allergic Conjunctivitis

Based on the results of our Phase 2 trial, we believe that EBI-005 demonstrated biological activity in improving the symptoms of late phase allergic responses in patients with moderate to severe allergic conjunctivitis. We also believe that the modified CAPT model is an appropriate model to evaluate the effect of EBI-005 on the late phase allergic response in allergic conjunctivitis. Further analysis of the data from our Phase 2 trial is ongoing. We will use these results to help determine how to design subsequent clinical studies for allergic conjunctivitis in the United States, Canada, Europe and other countries. The FDA may require that any pivotal clinical trials evaluate EBI-005 against standard-of-care antihistamines. We also may study the response of VKC populations to treatment with EBI-005 separately to determine whether to proceed with further development and whether an orphan drug designation might be available for EBI-005 for such use. An update on further clinical development of EBI-005 in allergic conjunctivitis should be available in early 2015.

Our Other Product Candidates

In addition to EBI-005, we have two proprietary product candidates in early preclinical development, EBI-031, an optimized version of an anti-IL-6 antibody we referred to as EBI-029, and EBI-028. We plan to further evaluate these product candidates for potential use in humans as follows:

•	EBI-031, a novel inhibitor of the cytokine IL-6, which we are developing as an intravitreal injection for the treatment of certain retinal diseases, such as DME; and

•	EBI-028, a novel inhibitor of the cytokine IL-17, which we are developing as an intravitreal injection for the treatment of uveitis and other diseases of the back of the eye, such as dry AMD.

If results of our preclinical studies are favorable, we will consider further development of these product candidates either directly by us or in collaboration with one or more strategic collaborators. We are continuing to apply our AMP-Rx platform to further enhance our current product candidates and generate new product candidates.

EBI-031 – a Novel Inhibitor of the Cytokine IL-6

DME is characterized by an abnormal accumulation of fluid in the macula, the portion of the retina that provides the clearest and most detailed vision, due to leakage from blood vessels in the retina. According to the American Diabetes Association, DME is one of the most common causes of vision loss in the United States. In studies published in the peer reviewed journal Ophthalmology, IL-6 levels in the eye positively correlated with the severity of DME. According to a presentation at The Association for Research in Vision and Ophthalmology 2012 Annual Meeting, IL-6 levels in the eye positively correlated with resistance to anti-VEGF therapies, which are among the current standard of care for the treatment of DME.

Our most advanced preclinical product candidate is EBI-031, an optimized version of EBI-029. We designed and engineered EBI-031 and EBI-029 using our AMP-Rx platform to block two forms of IL-6, free IL-6 and IL-6 bound to soluble IL-6 receptor, or IL-6R. We believe EBI-031 has the identical binding site on IL-6 and same mechanism of action as EBI-029. We believe the ability of EBI-031 to block these two forms of IL-6 will result in more effective inhibition of IL-6 activity compared to other antibodies that block only one of these two forms of IL-6 or the IL-6 receptor.

The graphs below illustrate the blocking of IL-6 signaling in an in vitro cell-based assay by increasing concentrations of the fragment of EBI-029 that blocked IL-6 and of a reference anti-IL-6 receptor antibody, or anti-IL-6R, that also blocked IL-6. In contrast, the anti-IL-6R antibody blocked signaling of free IL-6 (left panel) but did not block signaling of IL-6 bound to soluble IL-6R (right panel). We believe the ability of EBI-031 to block signaling of free IL-6 and IL-6 bound to soluble IL-6R will be comparable to the ability demonstrated by EBI-029.

We designed EBI-031 to block IL-6 signaling at much lower concentrations than EBI-029, potentially increasing the potency of EBI-031 compared to EBI-029 and potentially extending the time between required administrations. In addition, EBI-031 inhibits IL-6 signaling at lower concentrations than the IL-6 receptor blocking antibody tocilizumab, an anti-IL-6 receptor antibody approved for systemic administration as a treatment for rheumatoid arthritis. Tocilizumab is also in Phase 2 clinical development for the treatment of uveitis by systemic administration.

The graph below illustrates the blocking of IL-6 signaling in an in vitro cell-based assay by increasing concentrations of EBI-031, EBI-029 and tocilizumab. EBI-031 blocked IL-6 signaling at lower concentrations than either EBI-029 or tocilizumab.

In order to test the effects of an anti-IL-6 antibody in an animal model, we used a rat model of choroidal neovascularization, or CNV. CNV is abnormal new blood vessel formation and growth in the layer of tissue beneath the retina called the choroid. This CNV model uses a laser beam to damage part of the eye near the retina, resulting in an inflammatory and vascular response that we believe is useful for studying the retinal inflammation that occurs in association with DME. CNV is measured by the size of an area of increased blood vessel growth, or an angiogenic area, at 22 days after laser, or day 22. An active treatment in the CNV model reduces the size of the angiogenic area.

We are unable to test EBI-031 directly in this rat model because EBI-031 only blocks human and non-human primate IL-6. In the rat model of CNV, we used a commercially available goat anti-IL-6 antibody that blocks rat IL-6 as a surrogate for EBI-031. This study compared the goat anti-IL-6 antibody to a goat anti-VEGF antibody that blocks rat VEGF. In this study, we observed a significant reduction in the angiogenic area at day 22 in animals treated with the goat anti-IL-6 antibody compared to animals that received no treatment. The reduction in the angiogenic area at day 22 in rats treated with the goat anti-IL-6 antibody was comparable to the reduction in angiogenic area observed in rats treated with the goat anti-VEGF antibody.

The figure below presents the reduction in angiogenic area observed at day 22 in rats treated with vehicle, goat anti-VEGF antibody and goat anti-IL-6 antibody. The difference in angiogenic area between rats treated with goat anti-VEGF antibody and vehicle was statistically significant (p=0.0003). The difference in angiogenic area between rats treated with the goat anti-IL-6 antibody and vehicle also was statistically significant (p=0.0005). We believe that this model suggests IL-6 inhibition may reduce the inflammation associated with DME.

We believe that a significant shortcoming of current treatments of DME is the need for frequent injections of the therapeutic agent, typically anti-VEGF therapy, into the eye. We compared the half-life of EBI-031 to aflibercept, marketed under the trademark Eylea™, and tocilizumab in a standard rabbit model of pharmacokinetics of intravitreal agents. Aflibercept is an anti-VEGF agent approved for the treatment of DME. Anti-VEGF therapies are the standard of care for the treatment of DME.

The table below shows that EBI-031 remained in the vitreous, the gel-filled center of the eye, nearly twice as long as aflibercept and twice as long as tocilizumab. We believe that the longer half-life, or T1/2, of EBI-031 in the vitreous compared to aflibercept may lead to less frequent injections of EBI-031 than current treatment regimens with aflibercept.

Agent	T1/2 (days)
EBI-031	10
aflibercept	6
tocilizumab	5

We have also engineered EBI-031 to be cleared more rapidly from systemic circulation than most antibodies approved for systemic administration in humans. We believe that more rapid clearance from the systemic circulation of an antibody that transits from the eye lowers systemic exposure, which could reduce the risk of side-effects.

EBI-028 – a Novel Inhibitor of the Cytokine IL-17

Uveitis is a heterogeneous group of ocular conditions that are characterized by inflammation of the middle layer of the eye known as the uvea. Based on prevalence data published in the peer reviewed journal American Journal of Ophthalmology and 2010 United States census data, we estimate that approximately 215,000 to 315,000 individuals in the United States suffer from some form of uveitis. According to the peer reviewed journal British Journal of Ophthalmology, uveitis also accounts for approximately 10% to 15% of cases of blindness in the United States. In a study published in the peer reviewed journal Basic and Clinical Immunology, patients with uveitis had elevated serum levels of IL-17. In addition, in a published study in the peer reviewed Journal of Translational Medicine, patients with dry AMD and geographic atrophy, a serious disease of the retina, had increased serum concentrations of IL-17 compared to healthy individuals.

The two most common forms of the inflammatory cytokine IL-17 are IL-17A and IL-17F. We believe that blocking both of these two forms of IL-17 may be important to inhibit the harmful effects of IL-17 in certain diseases of the eye such as uveitis and dry AMD.

We designed and engineered EBI-028 using our AMP-Rx platform to block IL-17A and IL-17F. We are unable to test EBI-028 in animal models because EBI-028 only blocks human IL-17. In an in vivo study in a mouse model of uveitis of the retina and choroid, we used a commercially available anti-IL-17 antibody that blocks mouse IL-17. In this study, we observed a significant reduction in inflammation in the eyes of animals treated with this anti-IL-17 antibody compared to animals that received placebo.

The graphs below illustrate the blocking of IL-17A and IL-17F signaling in an in vitro cell-based assay by increasing concentrations of EBI-028 and of a reference IL-17 receptor fusion protein, comprised of the natural, human IL-17 receptor fused to a carrier protein, or H17RA-Fc. EBI-028 blocked signaling of IL-17A (left panel) and also IL-17F (right panel). In contrast, H17RA-Fc blocked signaling of IL-17A (left panel) but did not effectively block signaling of IL-17F (right panel). We believe the ability of EBI-028 to block both IL-17A and IL-17F could lead to improved biological effect.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our candidate products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to protect our proprietary position by, among other things, filing U.S. and certain foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business, where patent protection is available. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of December 16, 2014, we owned or exclusively in-licensed a total of 20 families of patent applications. Our patent portfolio includes the following patents and applications that we own or, where noted below, license:

•	a United States composition of matter patent covering EBI-005 which expires in 2031;

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composition-of-matter patent applications covering EBI-005 filed in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, Russia, Singapore, South Africa and Taiwan, which, if granted, are expected to expire in 2031;

•	a Patent Cooperation Treaty, or PCT, patent application and a U.S. patent application covering the formulation of EBI-005, which, if granted, is expected to expire in 2034;

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patent applications covering methods of manufacturing EBI-005 filed in the United States, Australia, Brazil, Canada, China, Europe, India, Japan, Russia and Singapore, which, if granted are expected to expire in 2032;

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a Canadian patent, an accepted Australian patent application, and pending applications that are licensed from The Schepens Eye Research Institute, Inc., or Schepens; Schepens applications are pending in the United States, Australia, Europe and Japan; the Schepens patent and, if granted, the Schepens patent applications, are expected to expire in 2028; a second family of patent applications licensed from Schepens is comprised of a granted European patent and pending patent applications in the United States, Australia, Canada and Japan, and, if granted, these applications are expected to expire in 2030; the Schepens applications cover the use of IL-1 inhibitors to treat certain ocular diseases;

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a PCT patent application covering the IL-6 antibody EBI-029, which, if granted, is expected to expire in 2033 and a United States provisional patent application covering improved IL-6 antibodies including EBI-031, which, if converted to a non-provisional application and granted, is expected to expire in 2035;

•	a PCT patent application covering the candidate IL-17 inhibitor EBI-028, which, if granted, is expected to expire in 2034; and

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three families of patent applications consisting of two PCT patent applications and a United States and European patent application related to our technologies, including methods and compositions for improving the serum half-life of proteins which, if granted, are expected to expire beginning in 2032.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates, including EBI-005, receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

License and Collaboration Agreements

We are a party to a number of license agreements under which we license patents, patent applications and other intellectual property from third parties. We enter into these agreements to augment our proprietary intellectual property portfolio. The licensed intellectual property covers some of the compounds that we are researching and developing and some of the scientific processes that we use. These licenses impose various diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future. The only existing license that we consider to be material to our current product portfolio is our agreement with Schepens, which is described below.

The Schepens Eye Research Institute, Inc.

In July 2010, we entered into a license agreement with Schepens, under which we hold an exclusive worldwide license under specified patents and technology owned or controlled by Schepens to research, develop, make, have made, use, sell, offer for sale and import products for the treatment of inflammation of the eye and adjoining tissues, or anti-IL-1 products, including EBI-005. Schepens has retained rights to practice the patents and technology licensed to us under the agreement for internal research and educational purposes.

Financial Terms.    In connection with the agreement, we paid Schepens an upfront licensing fee, are obligated to make a milestone payment to Schepens as a result of the initiation of our first Phase 3 clinical trial of EBI-005 and are obligated to make future milestone payments to Schepens with respect to the first covered anti-IL-1 product to achieve each milestone, which we expect will be EBI-005, of up to an aggregate of $1,600,000 if we achieve specified clinical and regulatory milestones and an additional $1,000,000 if we achieve a specified commercial milestone. We also are obligated to make additional future payments to Schepens of up to an aggregate of $1,600,000 if we achieve specified clinical and regulatory milestones with respect to a second covered anti-IL-1 product. We are also obligated to make additional payments to Schepens of up to an aggregate of $145,000 upon the occurrence of certain other events which we believe are unlikely to occur.

We are obligated to pay Schepens a tiered royalty ranging from low single digit to mid-single digit percentages of net sales made by us, our affiliates or our sublicensees. These royalties may be reduced in specified circumstances. Our obligation to pay royalties will expire on a product-by-product and country-by-country basis upon the expiration of the last to expire valid claim of specified patents that cover the composition, manufacture or use of each covered product in each country.

In addition, we are obligated to pay Schepens a mid-single digit percentage of any non-royalty payments that we receive from any sublicensee of our rights under the agreement.

Diligence Obligations.    We are required to use commercially reasonable efforts to research, develop and commercialize at least one covered product for the diagnosis, prophylaxis or treatment of a disease or condition in humans or animals.

Term and Termination.    The agreement, unless earlier terminated by us or Schepens, will remain in effect until we no longer have a royalty obligation to Schepens. The agreement provides that either party may terminate the agreement in the event of the other party’s insolvency, bankruptcy or comparable proceedings, or if the other party materially breaches the agreement and does not cure such breach during a specified cure period.

ThromboGenics, N.V.

In May 2013, we entered into a collaboration and license agreement with ThromboGenics. Under the agreement, we and ThromboGenics are collaborating to identify protein or peptide therapeutics that directly modulate any of a specified set of targets in a novel pathway in retinal disease. We call the therapeutics that are identified, and whose modulation of one of the targets is confirmed in the course of the collaboration, collaboration products.

During the term of the agreement, neither we nor ThromboGenics, nor our respective affiliates other than any entities which become affiliates as a result of an acquisition of us or ThromboGenics, are permitted to research, develop, manufacture or commercialize any protein or peptide therapeutic that directly modulates one of the specified targets, except as otherwise provided in the agreement.

Research and Development Obligations.    The initial research term is for a specified number of months from the date we entered into the agreement, but may be extended on mutual agreement. The research is conducted in accordance with a mutually agreed plan and budget. We are responsible for specified non-clinical activities during the research term. ThromboGenics is responsible for all development, manufacturing and commercialization activities with respect to the collaboration products. ThromboGenics is obligated to use commercially reasonable efforts to research, develop and obtain all necessary regulatory approvals for the collaboration products and, upon receipt of the applicable marketing approval, to commercialize the collaboration products.

Intellectual Property.    We and ThromboGenics jointly own any know-how made by or on behalf of either of us in the course of the research and any patent rights claiming such know-how. We call these patent rights and know-how collaboration intellectual property. We have granted ThromboGenics an exclusive, sublicenseable, royalty-bearing license under our rights in these patent rights and know-how, as well as under any other patent rights and know-how that we control during the research term that are necessary for ThromboGenics to perform its obligations to research, develop, manufacture and commercialize collaboration products.

Financial Terms.    In connection with the agreement, ThromboGenics paid us a technology licensing fee of $1,750,000 and is obligated to pay us to perform our activities under the agreement at a set rate per full-time equivalent person working on the collaboration. ThromboGenics also is obligated to make future payments to us of up to an aggregate of $10,000,000 if ThromboGenics achieves specified preclinical and clinical milestones with respect to collaboration products and up to an aggregate of $15,000,000 if ThromboGenics achieves specified regulatory milestones with respect to collaboration products. ThromboGenics is obligated to pay us a low single digit royalty on sales of collaboration products by ThromboGenics, its affiliates or sublicensees. These royalties may be reduced in specified circumstances. ThromboGenics’ obligation to pay us royalties will expire on a collaboration product-by-collaboration product and country-by-country basis on the latest of ten years after the first commercial sale of such compound in such country, the expiration of the patent rights we licensed to ThromboGenics that cover such compound in such country, and the expiration of any data or other regulatory exclusivity for such compound in such country, after which the licenses granted to ThromboGenics will become perpetual and fully paid-up.

Term and Termination.    The agreement expires when all of ThromboGenics’ payment obligations expire. The agreement provides that either party may terminate the agreement in the event of the other party’s insolvency, bankruptcy or comparable proceedings, or if the other party materially breaches the agreement and does not cure such breach during a specified cure period. We may terminate the agreement if ThromboGenics or any of its affiliates or licensees challenges the patent rights that we licensed to ThromboGenics. The agreement may be terminated by ThromboGenics for convenience by giving us a specified period of notice following the end of the research term. If ThromboGenics terminates the agreement for our breach or bankruptcy, ThromboGenics’ diligence obligations will terminate, the licenses we granted to ThromboGenics will remain in effect on a perpetual basis, and all milestone and royalty obligations of ThromboGenics will be reduced by a specified percentage.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of EBI-005 or any other of our product candidates. We currently rely, and expect to continue to rely, on third parties for the manufacture of EBI-005 and our other product candidates. We have personnel with the experience to manage the third-party contract manufacturers producing EBI-005 and other products that we may develop in the future. The process for manufacturing EBI-005 has two main stages: drug substance manufacturing and drug product manufacturing, which results in our finished drug product. We currently engage a single third-party manufacturer to provide clinical supplies of EBI-005 and another single third-party manufacturer to provide fill-finish services for clinical supplies of EBI-005. We obtain these supplies and services on a purchase order basis. The drug substance manufacturing process utilizes a well-established expression system for recombinant protein therapeutics and includes downstream purification steps using readily available materials. The drug product manufacturing process utilizes our proprietary formulation, is conducted with materials that have been utilized in other approved ophthalmic products, and is configured in a blow fill seal, single-use vial that has also been used for other topical ocular therapeutic products. The manufacturing process and drug product formulation are proprietary to us and were transferred to third-party vendors for the execution of manufacturing.

Commercialization

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. We generally expect to retain commercial rights in the United States for our product candidates for which we may receive marketing approvals and which we believe we can commercialize through a focused, specialty sales force. We expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize EBI-005 and any other products that we develop in markets outside the United States.

We hold worldwide commercialization rights to EBI-005. We believe that specialists in the United States who treat most of the moderate to severe dry eye disease patients are sufficiently concentrated that if EBI-005 receives marketing approval in the United States we could effectively promote EBI-005 to these specialists with a specialty sales and marketing group. Therefore, we may decide to build our own focused, specialty sales force in order to commercialize EBI-005 in the United States. We intend to enter into strategic collaborations for the development and commercialization of EBI-005 outside of the United States.

We also plan to build key capabilities, such as marketing, market access, sales management and medical affairs, to implement marketing and medical strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with thought leaders in relevant fields of medicine.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Our potential competitors include large pharmaceutical and biotechnology companies, and specialty pharmaceutical and generic drug companies. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of each of our product candidates, if approved for marketing, are likely to be its efficacy, safety, method of administration, convenience, price, the level of generic competition and the availability of coverage and adequate reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors’ establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third party payors seeking to encourage the use of generic products. Generic products are currently being used for the indications that we may pursue, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

Allergan, Inc., or Allergan, currently markets Restasis in the United States. If we receive marketing approval in the United States for EBI-005 for the treatment of moderate to severe dry eye disease, EBI-005 will compete with Restasis. In June 2013, the FDA issued draft bioequivalence guidance recommending that a biochemical analysis outside the body, or in vitro, alone may be sufficient for generic competitors to establish bioequivalence between their products and Restasis. In August 2013, Allergan submitted comments in response to the FDA’s draft guidance urging the agency to require comparative clinical studies to demonstrate that a proposed generic product is bioequivalent to Restasis. Subsequently, Allergan submitted a citizen petition in which Allergan called for in vivo comparative clinical endpoint studies, rather than in vitro studies, to govern FDA review and approval of generic versions of Restasis. On November 20, 2014, the FDA denied the citizen petition. It is unclear when the FDA will issue final bioequivalence guidance or when, if at all, the FDA will approve generic versions of Restasis. If generic versions of Restasis are approved for marketing by the FDA, they would likely be offered at a lower price than EBI-005. As a result, healthcare professionals and third-party payors may choose to rely on such products rather than EBI-005.

There are a number of products in preclinical research and clinical development by third parties for the treatment of dry eye disease. We expect that product candidates currently in clinical development, or that could enter clinical development in the near future, may represent significant competition if approved. These product candidates may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. Based on publicly available information, we have identified, among others, the following product candidates in clinical development for the treatment of dry eye disease:

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Shire Plc has a small molecule integrin antagonist, lifitegrast, which is formulated for topical, ophthalmic delivery and completed Phase 3 clinical development. In May 2014, Shire indicated its intention to file for marketing approval from the FDA for lifitegrast for the treatment of dry eye disease in the first quarter of 2015.

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Mimetogen Pharmaceuticals Inc., in collaboration with Bausch + Lomb Corporation, has a small molecule TrkA agonist, MIM-D3, which is formulated for topical, ophthalmic delivery and is currently in Phase 3 clinical development. In September 2014, Mimetogen reported significant improvements in some signs and symptoms with 1% MIM-D3 versus placebo. Mimetogen also indicated that Bausch + Lomb declined to exercise its option to continue development of this molecule. Mimetogen has not publicly stated its intentions with regard to the further development and commercialization of MIM-D3.

•	OphthaliX Inc. had a small molecule A3 adenosine receptor agonist, CF101, which was designed to be administered orally and was in Phase 3 clinical development. In December 2013, OphthaliX reported that CF101 did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. OphthaliX has ended development of CF-101 for the treatment of dry eye disease.

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Rigel Pharmaceuticals, Inc. has a small molecule Jak/Syk inhibitor, R348, which is being formulated for topical ophthalmic delivery and is currently in Phase 2 clinical development. In August 2014, Rigel reported that its Phase 2 study did not meet its primary or secondary endpoints. Rigel has publicly announced that it will not initiate any new studies of R348 for the treatment of dry eye disease. Rigel is continuing its Phase 2 study of R348 for the treatment of dry eye disease in patients with graft versus host disease.

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Allergan has a molecule, AGN-195263, which is being formulated for topical ophthalmic delivery and is currently in Phase 2 clinical development for meibomian gland dysfunction (MGD), a disease of the oil glands in the eyelid that is thought to cause or exacerbate dry eye disease.

•	Allergan has a new formulation of Restasis, called Restasis-X, in Phase 2 clinical trials for moderate to severe dry eye disease.

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Other companies that have entered or announced their intention to enter mid to late stage clinical trials in dry eye disease include Kala Pharmaceuticals, Inc. with loteprednol mucous penetrating particle (KPI-121), Herantis Pharma plc. with Cis-urocanic acid (Cis-UCA) drop, Parion Sciences, Inc. with P-321, an inhibitor of the epithelial sodium channel on the eye surface, Ocular Technologies SARL with OTX-101, and Xigen SA with XG-104, an inhibitor of c-jun N-terminal kinase (JNK).

In December 2013, the results of the first Phase 3 clinical trial of twice daily lifitegrast in patients with dry eye disease were published in JAMA Ophthalmology. In this trial, referred to by Shire as the OPUS-1 trial, there was an improvement of 3% in the pre-specified co-primary endpoint of CFS of the lower quadrant, or inferior CFS, a sign of dry eye disease, in patients treated with lifitegrast from baseline at 84 days, which was statistically significant when compared to the differences from baseline at 84 days in patients who received vehicle control. Improvements on other signs of dry eye disease were observed as early as 14 days after treatment began. In addition, patients treated with lifitegrast showed a statistically significant improvement in ocular discomfort and eye dryness, symptoms of dry eye disease, as reported by patients on a visual analogue scale from baseline at 84 days when compared to the differences from baseline at 84 days in patients who received vehicle control. In December 2013, Shire announced top-line results of the second Phase 3 trial of twice daily lifitegrast in patients with dry eye disease. In this trial, referred to by Shire as the OPUS-2 trial, patients treated with lifitegrast showed a statistically significant improvement on the pre-specified co-primary symptom endpoint of eye dryness, as reported by patients on a visual analogue scale, from baseline at 84 days when compared to the differences from baseline at 84 days in patients who received vehicle control. Shire reported that lifitegrast did not meet the pre-specified co-primary endpoint of inferior CFS in the OPUS-2 trial. In both the OPUS-1 and OPUS-2 trials, Shire reported that one of the most commonly reported treatment-emergent adverse events in patients treated with lifitegrast was dysgeusia, or altered sense of taste, which was reported in approximately 13% of patients in the OPUS-1 trial and approximately 16% of patients in the OPUS-2 trial.

Because there are a variety of means to block the activity and signaling of IL-1, our patents and other proprietary protections for EBI-005 will not prevent development or commercialization of product candidates that are different from EBI-005.

Government Regulation

Government authorities in the United States and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, and import and export of pharmaceutical products. Obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, requires the expenditure of substantial time and financial resources.

Review and Licensure of Biologics in the United States

In the United States, the FDA regulates biological products, or biologics, under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act, or FDCA, and regulations and guidances implementing these laws. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other governmental entities.

An applicant seeking approval to market and distribute a new biologic product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed product for each indication;

•	preparation and submission of a BLA to the FDA;

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review of the product by an FDA advisory committee, where appropriate or if applicable; satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the BLA and licensure of the new biologic product; and

•	compliance with any post-approval requirements, including risk evaluation and mitigation strategies, or REMS, and any post-approval studies required by the FDA.

Preclinical Studies and an IND

Preclinical studies include laboratory evaluation of the purity and stability of the biologic product, as well as in vitro and animal studies to assess the safety of the product for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive toxicology and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Human Clinical Studies in Support of a BLA

Clinical trials involve the administration of the investigational biologic product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with the FDA regulations.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1:	The biologic product is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase 2:	The biologic product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3:	The biologic product is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted in a BLA.

Sponsors of clinical trials for investigational products must publicly disclose certain clinical trial information, including detailed trial design and trial results in public databases maintained by the National Institutes of Health, or NIH, at ClinicalTrials.gov. These requirements are subject to specific timelines and apply to most controlled clinical trials of FDA-regulated products.

Compliance with cGMP Requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

Manufacturers and others involved in the manufacture and distribution of biologic products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspections must follow a “risk-based schedule” that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a biologic being deemed to be adulterated.

Submission of a BLA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting licensure of the biologic product for one or more indications. Under federal law, the submission of most BLAs is additionally subject to an application user fee, currently at least $2.1 million, and the sponsor of an approved BLA is also subject to annual product and establishment user fees, currently at least $104,000 per product and $554,600 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of a BLA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept a BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of BLAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

The FDA may also refer an application for a biologic product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

FDA’s Decision on a BLA

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent.

On the basis of the FDA’s evaluation of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic product with detailed prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new biologic product, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

A biologic product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of biological products.

In addition, changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

The FDA may withdraw the license for a biologic if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with the manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, including complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Biosimilars and Exclusivity

The 2010 Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA. That Act established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. To date, no biosimilar or interchangeable biosimilar has been licensed under the BPCIA, although biosimilars have been approved in Europe. The FDA has issued several draft guidance documents outlining an approach to review and approval of biosimilars.

Under the Act, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Orphan Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a biologic product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biologic product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting a BLA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in 2012, sponsors must also submit pediatric study plans prior to the date of review of any application for marketing approval of the product. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for an additional six months of marketing protection beyond the term of any existing regulatory exclusivity, including the non-patent and orphan product exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve a biosimilar application.

Patent Term Restoration and Extension

A patent claiming a new biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Biologics in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.

To obtain marketing approval of a product under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the CHMP established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 120 days after receipt of a valid application. Within

90 days of receiving the reference member state’s assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.

Data and Market Exclusivity in the European Union

In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic, or abbreviated, application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the sponsor is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company can complete a full MAA with a complete database of pharmaceutical test, preclinical tests and clinical trials and obtain marketing approval of its product.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may receive regulatory approval by the FDA and other government authorities. In the United States and in other countries, sales of any products for which we receive regulatory approval for commercial sales will depend, in part, on the availability of coverage and adequate reimbursement from third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

The containment of healthcare costs has become a priority of federal and state and foreign governments, and the prices of pharmaceuticals have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The federal government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

As a result, the marketability of any of our product candidates that receive regulatory approval for commercial sale may suffer if the government or other third-party payors fail to provide coverage and adequate reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will likely continue to increase the pressure on product pricing. Coverage policies, third-party reimbursement rates and product pricing regulation may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products that receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union and other foreign countries, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular biologic candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Price controls or reimbursement limitations for pharmaceuticals in foreign countries may not allow for favorable reimbursement and pricing arrangements for any of our product candidates that may be approved for sale.

Federal and State Fraud and Abuse and Data Privacy and Security Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state fraud and abuse laws restrict business practices in the pharmaceutical industry. These laws include anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

The reach of the Anti-Kickback Statute was also broadened by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively PPACA, which, among other things, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. PPACA also created new federal requirements for reporting, by applicable manufacturers of covered drugs, payments and other transfers of value to physicians and teaching hospitals.

The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the United States government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH and the omnibus rule make HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, and the curtailment or restructuring of our operations. To the extent that any of our product candidates receive approval and are sold in a foreign country, we may be subject to foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Impact of Healthcare Reform on Coverage, Reimbursement, and Pricing

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and/or affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The MMA, including, without limitation, its cost reduction initiatives, could limit the coverage of and reduce the reimbursement rate that we receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

PPACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare industry, impose new taxes and fees on pharmaceutical manufacturers, and impose additional health policy reforms, any or all of which may affect our business. A significant number of provisions are not yet, or have only recently become, effective, but PPACA is likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Other legislative changes have also been proposed and adopted since PPACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions in Medicare payments to providers of up to 2% per fiscal year, starting in 2013, and the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

We expect that PPACA, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

Business Segment and Geographical Information

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business in one operating segment. The Company operates in one geographic segment.

Employees

At December 5, 2014, we had 21 full-time employees, including a total of 13 with M.D. or Ph.D. degrees. Of these full-time employees, 14 employees are engaged in research and development activities and seven employees are engaged in finance, legal, human resources, facilities and general management. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relations with our employees to be good.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in 2008. We were formerly known as Denovo Therapeutics, Inc. and Newco LS14, Inc. before changing our name to Eleven Biotherapeutics, Inc. Our principal executive offices are located at 215 First Street, Suite 400, Cambridge, Massachusetts 02142, and our telephone number is (617) 871-9911.

Available Information

We maintain an internet website at www.elevenbio.com and make available free of charge through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. We make these reports available through our website as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the SEC. You can find, copy and inspect information we file at the

SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. You can review our electronically filed reports and other information that we file with the SEC on the SEC’s web site at http://www.sec.gov. We also make available, free of charge on our website, the reports filed with the SEC by our executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to us by those persons. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.

MANAGEMENT

The following table sets forth the name, age as of December 5, 2014 and position of each of our executive officers and directors.

Name	Age	Position
Abbie C. Celniker, Ph.D.	55	President and Chief Executive Officer and Director
Gregory D. Perry	54	Chief Financial and Business Officer
Eric S. Furfine, Ph.D.	55	Chief Scientific Officer
Karen L. Tubridy, Pharm.D.	52	Chief Development Officer
Daniel S. Lynch(1)(2)(3)	56	Chairman of the Board of Directors
David A. Berry, M.D., Ph.D.(2)	36	Director
Paul Chaney(2)	56	Director
Wendy Dixon(1)	59	Director
Jane Henderson(1)(3)	49	Director
Cary G. Pfeffer, M.D.(3)	52	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Abbie C. Celniker, Ph.D. has served as our President and Chief Executive Officer and as a member of our board of directors since September 2011. Prior to joining Eleven Biotherapeutics, Dr. Celniker served as the Executive Vice President, Translational Medicine of Alexion Pharmaceuticals, Inc., a biopharmaceutical company, from January 2011 to August 2011. Prior to joining Alexion Pharmaceuticals, Dr. Celniker served as the President and Chief Executive Officer and as a member of the board of directors of Taligen Therapeutics, Inc., a biotechnology company, from July 2008 to January 2011, when Taligen Therapeutics was acquired by Alexion Pharmaceuticals. Previously, Dr. Celniker served as the Global Head of Biologics of Novartis AG, the Senior Vice President of Research and Development Strategy and Operations of Millennium Pharmaceuticals, Inc. and the Vice President Protein Technologies of the Wyeth Research facilities in Cambridge, Massachusetts. Dr. Celniker also currently serves as the Chair of the Board of Directors of ImaginAb, Inc. Dr. Celniker received a B.A. in Biology from the University of California, San Diego, and a Ph.D. in Molecular Biology from the University of Arizona. We believe that Dr. Celniker is qualified to serve on our board of directors because of her extensive executive leadership experience in the life sciences industry and her extensive knowledge of our company based on her position as President and Chief Executive Officer.

Gregory D. Perry has served as our Chief Financial and Business Officer since December 2013. Prior to joining Eleven Biotherapeutics, Mr. Perry served as the Interim Chief Financial Officer of InVivo Therapeutics Holdings Corp., a drug delivery company, from September 2013 to December 2013. Prior to joining InVivo Therapeutics, Mr. Perry served as the Executive Vice President and Chief Financial Officer of ImmunoGen, Inc., a biopharmaceutical company, from April 2011 to September 2013 and as the Senior Vice President and Chief Financial Officer of ImmunoGen from January 2009 to April 2011. Prior to that, Mr. Perry served as the Chief Financial Officer of Elixir Pharmaceuticals, Inc., a pharmaceutical company, from 2007 to 2008. Mr. Perry has served on the board of directors of Advanced Cell Technology, Inc. since 2011. Mr. Perry received a B.A. in Economics and Political Science from Amherst College.

Eric S. Furfine, Ph.D. has served as our Chief Scientific Officer since June 2013 and served as our President of Research and Development from December 2010 to June 2013. Prior to joining Eleven Biotherapeutics, Dr. Furfine served as the Senior Vice President of Research and Preclinical Development of Adnexus Therapeutics, Inc., a Bristol-Myers Squibb research and development company, from August 2006 to December 2010. Previously, Dr. Furfine served as the Vice President of Preclinical Development of Regeneron Pharmaceuticals, Inc., and in various senior level research positions at GlaxoSmithKline plc. Dr. Furfine received an A.B. from Washington University in St. Louis and a Ph.D. in Biochemistry from Brandeis University.

Karen L. Tubridy, Pharm.D. has served as our Chief Development Officer since June 2013. Prior to joining Eleven Biotherapeutics, Ms. Tubridy served as the Senior Vice President, Clinical Development and Medical Affairs of Inspiration Biopharmaceuticals, Inc., a biopharmaceutical company, from December 2011 to March 2013. Inspiration Biopharmaceuticals filed a bankruptcy petition under Chapter 11 of the U.S. Bankruptcy Code in October 2012. Prior to joining Inspiration Biopharmaceuticals, Ms. Tubridy served as the Executive Director, Clinical Operations and Regulatory Affairs, Translational Medicine of Alexion Pharmaceuticals from January 2011 to November 2011, when Taligen Therapeutics was acquired by Alexion Pharmaceuticals, and as Vice President of Clinical Operations and Regulatory Affairs of Taligen Therapeutics from April 2010 to January 2011. Prior to that, Ms. Tubridy served as Vice President of Clinical Operations Hemophilia of Biogen Idec, Inc., a biotechnology company, from January 2007 through March 2010. Ms. Tubridy received a B.S. and a Pharm.D. from the Massachusetts College of Pharmacy and Allied Health Sciences.

Daniel S. Lynch has served as the Chairman of our board of directors since December 2013. Mr. Lynch has served as a venture partner at Third Rock Ventures, a venture capital firm, since May 2013 and as an entrepreneur-in-residence from May 2011 to May 2013. Since 2005, Mr. Lynch has served on the boards of directors of several life sciences companies, including on the board of directors of BIND Therapeutics, Inc. since 2012, on the board of directors of bluebird bio, Inc. since 2011, and on the board of directors of U.S. Oncology, Inc. from 2005 to 2010. Prior to that, Mr. Lynch served as the Chief Financial Officer and then the Chief Executive Officer of ImClone Systems Inc. Mr. Lynch received a B.A. in Mathematics from Wesleyan University and a M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia. We believe that Mr. Lynch is qualified to serve on our board of directors because of his experience as a senior executive and service on the boards of directors of other life sciences companies.

David A. Berry, M.D., Ph.D. has served as a member of our board of directors since August 2009. Dr. Berry has been with Flagship Ventures since 2005, where he has served as a Partner since 2008. Dr. Berry received a B.S. from the Massachusetts Institute of Technology, a M.D. from Harvard Medical School and a Ph.D. from the Massachusetts Institute of Technology. We believe that Dr. Berry is qualified to serve on our board of directors because of his extensive experience as a venture capital investor in the life sciences industry and his service on the boards of directors of other life sciences companies.

Paul Chaney has served as a member of our board of directors since February 2014. Mr. Chaney is President and Chief Executive Officer of PanOptica, a private, venture-backed biopharmaceutical company focused on developing innovative ophthalmic therapeutics. Prior to co-founding PanOptica in 2009, Paul was Executive Vice President of OSI Pharmaceuticals, Inc. and President of (OSI) Eyetech, Inc., OSI Pharmaceuticals’ wholly-owned eyecare subsidiary. He joined Eyetech Pharmaceuticals, Inc. as Chief Operating Officer in 2003. Prior to joining Eyetech, Paul held a variety of senior management positions at Pharmacia Corporation, including Vice President of the Global Ophthalmology Business and Vice President of Global Pharmaceutical Ophthalmology. He began his career as a sales representative for The Upjohn Company in 1980. Paul earned a dual degree in Biological Sciences and English from the University of Delaware. We believe that Mr. Chaney is qualified to serve on our board of directors because of his extensive executive leadership experience at other life science companies for over 20 years.

Wendy Dixon has served as a member of our board of directors since October 2014. Dr. Dixon has served as the President of Great Meadow Consulting, L.L.C., a life-science consulting firm, since July 2009. From November 2010 to January 2012 she was a senior advisor to The Monitor Group, now Monitor Deloitte, a global consulting firm. From 2001 to 2009, Dr. Dixon was Chief Marketing Officer and President of Global Marketing at Bristol-Myers Squibb Company, and was a member of the CEO’s Executive Committee. Earlier, Dr. Dixon served as Senior Vice President of Marketing at Merck and Co. and prior to that, she held executive management positions at West Pharmaceutical Services, Inc., Osteotech, Inc. and Centocor Biotech, Inc., and various positions at Smith, Kline & French (now GlaxoSmithKline) in marketing, regulatory affairs, project management and as a biochemist. Dr. Dixon received her BSc, MSc and PhD from the University of Cambridge (UK). Since 2005, Dr. Dixon has advised and consulted for a number of biopharmaceutical companies and has served as a member of several boards of directors including Alkermes PLC, bluebird bio, Inc., Incyte Corporation, Orexigen Therapeutics, Inc., Ardea Biosciences, Inc. (sold to AstraZeneca PLC in 2012), Dentsply International and Furiex Pharmaceuticals, Inc. (sold to Actavis plc in 2014). We believe that Dr. Dixon is qualified to serve on our board of directors because of her extensive executive leadership experience in and knowledge of the life sciences industry for over 35 years.

Jane V. Henderson has served as a member of our board of directors since October 2013. Since February 2013, Ms. Henderson has served as the Senior Vice President, Chief Financial and Business Officer of Kolltan Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Kolltan Pharmaceuticals, Ms. Henderson served as the Vice President, Business Development of ISTA Pharmaceuticals, Inc., an eye care company, from June 2010 to June 2012, when ISTA Pharmaceuticals was acquired by Bausch + Lomb Incorporated. Prior to joining ISTA Pharmaceuticals, Ms. Henderson served as the Executive Vice President, Chief Financial Officer and Head of Business Development of Axerion Pharmaceuticals, Inc., a pharmaceutical company, from September 2009 to June 2010, provided independent consulting services from February 2009 to September 2009 and served as the Executive Vice President, Chief Financial Officer and Chief Business Officer of Panacos Pharmaceuticals, Inc., a pharmaceutical company, from January 2008 to February 2009. Prior to that, Ms. Henderson served in a variety of senior investment banking roles at HSBC Holdings plc, Canadian Imperial Bank of Commerce, Lehman Brothers and Salomon Brothers. Ms. Henderson received a B.S. in Psychology from Duke University. We believe that Ms. Henderson is qualified to serve on our board of directors because of her extensive executive leadership experience in and knowledge of the life sciences industry and her extensive finance background as an investment banker for over 19 years.

Cary G. Pfeffer, M.D. has served as a member of our board of directors since August 2009. Since 2007, Dr. Pfeffer has served as a Partner of Third Rock Ventures. While at Third Rock Ventures, Dr. Pfeffer also served as our Chief Business Officer from February 2010 to September 2011. Dr. Pfeffer received a B.A. in Biochemistry from Columbia University, a M.B.A. from the Wharton School and a M.D. from the University of Pennsylvania School of Medicine. We believe that Dr. Pfeffer is qualified to serve on our board of directors because of his extensive experience as a venture capital investor in the life sciences industry, his service on the boards of directors of other life sciences companies, his prior service as our Chief Business Officer and his extensive executive leadership experience at other life science companies for over 10 years.

Board Composition and Election of Directors

Board Composition

Our board of directors is currently authorized to have nine members and currently consists of nine members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our certificate of incorporation and bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our certificate of incorporation and bylaws, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the class I directors are Dr. Pfeffer and Dr. Berry, and their term will expire at the annual meeting of stockholders to be held in 2015;

•	the class II directors are Mr. Chaney and Dr. Dixon, and their term will expire at the annual meeting of stockholders to be held in 2016; and

•	the class III directors are Dr. Celniker, Ms. Henderson and Mr. Lynch, and their term will expire at the annual meeting of stockholders to be held in 2017.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Applicable NASDAQ rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has reviewed the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Dr. Celniker and Dr. Pfeffer, is an “independent director” as defined under applicable NASDAQ rules. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Celniker is not an independent director under these rules because she is our President and Chief Executive Officer. Dr. Pfeffer is not an independent director under these rules because he served as our Chief Business Officer from February 2010 to September 2011. In addition, Dr. Pfeffer is not an independent director as a result of a consulting arrangement that we had with Third Rock Ventures, LLC, or TRV LLC, which was terminated in September 2011.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of each committee will be effective as of the date of this prospectus.

Audit Committee

The members of our audit committee are Ms. Henderson, Mr. Lynch and Dr. Dixon. Ms. Henderson is the chair of the audit committee. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Ms. Henderson and Mr. Lynch is an “audit committee financial expert” as defined in applicable SEC rules. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations. Our board of directors has determined that each of Ms. Henderson, Mr. Lynch and Dr. Dixon is independent as independence is currently defined in applicable NASDAQ listing standards, including for purposes of Rule 10A-3 under the Exchange Act.

Compensation Committee

The members of our compensation committee are Mr. Lynch, Dr. Berry and Mr. Chaney. Mr. Lynch is the chair of the compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee meets the requirements for independence under current NASDAQ and SEC rules and regulations. Our board of directors has determined that each of Mr. Lynch, Dr. Berry and Mr. Chaney is independent as independence is currently defined in applicable NASDAQ listing standards.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Mr. Lynch, Ms. Henderson and Dr. Pfeffer. Mr. Lynch is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing an annual evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers in 2013. Our named executive officers for 2013 are Abbie C. Celniker, Ph.D., our President and Chief Executive Officer, Eric S. Furfine, Ph.D., our Chief Scientific Officer and Karen L. Tubridy, Pharm.D., our Chief Development Officer. This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the data presented in the tables and narrative that follow.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers for the year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option awards ($)(2)	All other compensation ($)	Total ($)
Abbie C. Celniker, Ph.D.	2013	375,000		84,375		273,372	—	732,747
President and Chief Executive Officer

Eric S. Furfine, Ph.D.	2013	309,000		35,500		91,876	—	436,376
Chief Scientific Officer

Karen L. Tubridy, Pharm.D.	2013	158,654	(3)	39,300	(4)	364,808	—	562,762
Chief Development Officer

(1)	Except where noted, the amounts reported in the “Bonus” column reflect discretionary annual cash bonuses payable to our executive officers for their 2013 performance.
(2)	The amounts reported in the “Option awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification, or ASC, Topic 718. See Note 11 to our financial statements incorporated by reference herein from Annual Report on Form 10-K regarding assumptions underlying the valuation of equity awards.
(3)	Ms. Tubridy joined our company on June 3, 2013. Ms. Tubridy’s annual base salary is $275,000.
(4)	The bonus amount for Ms. Tubridy also includes the first installment of a signing bonus in the amount of $7,500 that was paid in 2013 upon the commencement of her employment with us. Ms. Tubridy is eligible to receive the second installment of her signing bonus in the amount of $7,500 upon the one-year anniversary of the commencement of her employment with us.

Narrative to Summary Compensation Table

In 2013, we paid annual base salaries of $375,000 to Dr. Celniker, $309,000 to Dr. Furfine and $275,000 to Ms. Tubridy. Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

We do not have a formal performance-based bonus plan. From time to time, our board of directors has approved discretionary annual cash bonuses to our named executive officers with respect to their prior year performance. During the first quarter of 2013, we paid discretionary annual cash bonuses of $25,875 to Dr. Celniker and $20,700 to Dr. Furfine for their 2012 performance. In January 2014, our board of directors approved discretionary cash bonuses of $84,375 for Dr. Celniker, $35,500 for Dr. Furfine and $31,800 for Ms. Tubridy for their 2013 performance. In 2013, we paid Ms. Tubridy the first installment of a signing bonus in the amount of $7,500 upon the commencement of her employment with us. Ms. Tubridy is eligible to receive the second installment of her signing bonus in the amount of $7,500 upon the one-year anniversary of the commencement of her employment with us.

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incents our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options. In 2013, based upon our overall performance, we granted to Dr. Celniker options to purchase 137,795 shares of our common stock, to Dr. Furfine options to purchase 47,244 shares of our common stock and to Ms. Tubridy options to purchase 85,827 shares of our common stock.

Outstanding Equity Awards at December 31, 2013

The following table sets forth information regarding all outstanding stock options and restricted stock held by each of our named executive officers as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)		Market value of shares that have not vested ($)
Abbie C. Celniker, Ph.D.	16,978	73,573	(1)	0.83	3/14/2023	155,020	(2)	1,550,200	(3)
	—	47,244	(1)	7.37	10/30/2023

Eric S. Furfine, Ph.D.	88,583	29,527	(4)	0.06	2/16/2021	—		—
	5,906	25,590	(4)	0.83	2/13/2023
	—	15,748	(4)	7.37	10/30/2023

Karen L. Tubridy, Pharm.D.	—	74,016	(5)	6.22	8/14/2023	—		—
	—	11,811	(5)	7.37	10/30/2023

(1)	Dr. Celniker’s option to purchase 90,551 shares of common stock vests over four years, with 6.25% of the shares underlying the option vesting quarterly after January 1, 2013. Dr. Celniker’s option to purchase 47,244 shares of common stock vests over four years in equal quarterly installments, with the first installment vesting on January 1, 2014.
(2)	Dr. Celniker’s shares of restricted stock vest over four years, with 25% of the shares vested on September 12, 2012 and 6.25% of the shares vesting quarterly thereafter.
(3)	The market value of these shares is based on the initial public offering price of $10.00 per share.
(4)	Dr. Furfine’s option to purchase 118,110 shares of common stock vests over four years, with 25% of the shares underlying the option vested on December 20, 2011 and 6.25% of the shares underlying the option vesting quarterly thereafter. Dr. Furfine’s option to purchase 31,496 shares of common stock vest over four years, with 6.25% of the shares underlying the option vesting quarterly after January 1, 2013. Dr. Furfine’s option to purchase 15,748 shares of common stock vests over four years in equal quarterly installments, with the first installment vesting on January 1, 2014.
(5)	Ms. Tubridy’s option to purchase 74,016 shares of common stock vests over four years, with 25% of the shares underlying the option vesting on June 3, 2014 and 6.25% of the shares underlying the option vesting quarterly thereafter. Ms. Tubridy’s option to purchase 11,811 shares of common stock vests over four years in equal quarterly installments, with the first installment vesting on January 1, 2014.

In connection with the hiring of Gregory D. Perry as our Chief Financial and Business Officer, in December 2013, our board of directors granted Mr. Perry an option to purchase 145,748 shares of our common stock at an exercise price of $9.59 per share. Mr. Perry’s stock option vests over four years, with 25% of the shares underlying the option vesting on December 9, 2014 and 6.25% of the shares underlying the option vesting quarterly thereafter.

Employment Agreements with Executive Officers

In December 2013, we entered into amended and restated employment agreements with Dr. Celniker, Ms. Tubridy and Dr. Furfine. In addition, in December 2013, we entered into an employment agreement with Mr. Perry in connection with the commencement of his employment. Each of these agreements provides that employment will continue until either we or the executive officer provides notice of termination in accordance with the terms of the agreement. In addition, we have entered into non-competition, non-solicitation, confidentiality and assignment agreements with each of our executive officers which prohibit them from competing with us, soliciting our employees and customers and disclosing confidential information during the term of their employment and for a specified time thereafter.

Pursuant to their respective employment agreements, each of our executive officers is entitled to receive an annual base salary as follows: Dr. Celniker: $375,000; Mr. Perry: $340,000; Dr. Furfine: $309,000; and Ms. Tubridy: $275,000. In January 2014, our board of directors approved merit based salary increases retroactively effective to January 1, 2014 for Dr. Celniker, whose annual base salary was increased to $393,750, Dr. Furfine, whose annual base salary was increased to $318,300, and Ms. Tubridy, whose annual base salary was increased to $283,000.

In addition, each of our executive officers is eligible to receive an annual cash bonus, which is based on the achievement of individual and corporate performance objectives, calculated as a percentage of the executive’s annual base salary, and which will be determined by our board of directors, in its sole discretion. Dr. Celniker’s target annual bonus is 50% of her annual base salary, and the target bonus for each of our other executive officers is 30% of his or her annual base salary.

Potential Payments Upon Termination or Change in Control Transaction

Upon execution and effectiveness of a release of claims, each of our executive officers will be entitled to severance payments if his or her employment is terminated under specified circumstances.

Dr. Celniker. If we terminate Dr. Celniker’s employment without cause, as defined in her employment agreement, or if Dr. Celniker terminates her employment with us for good reason, as defined in her employment agreement, absent a change in control transaction, as defined in her employment agreement, we are obligated to pay Dr. Celniker’s base salary for a period of 12 months, to pay Dr. Celniker an amount equal to her target bonus payment for the year in which the termination of employment occurs, prorated for the portion of the year in which she was employed, and, to the extent allowed by applicable law and the applicable plan documents, to continue to provide Dr. Celniker and certain of her dependents with group health and dental insurance for a period of 12 months.

If we terminate Dr. Celniker’s employment without cause or if Dr. Celniker terminates her employment with us for good reason, in each case within 18 months following a change in control transaction, we are obligated to pay Dr. Celniker an amount equal to her base salary for 12 months, paid in accordance with our then-current payroll practices, to pay Dr. Celniker an amount equal to her target bonus payment for the year in which the termination of employment occurs, to accelerate in full the vesting of all of Dr. Celniker’s outstanding equity awards and, to the extent allowed by applicable law and the applicable plan documents, to continue to provide Dr. Celniker and certain of her dependents with group health and dental insurance for a period of 12 months.

In addition, we have agreed to indemnify Dr. Celniker in any action or proceeding arising out of her service to us, unless she initiates such action or proceeding. These indemnification obligations may require us, among other things, to indemnify Dr. Celniker for certain expenses, including attorneys’ fees, that are incurred by her, and to advance to Dr. Celniker such expenses upon request.

Other executive officers. For each of Dr. Furfine and Ms. Tubridy, if we terminate such executive officer’s employment without cause, as defined in such executive officer’s employment agreement, or if the executive officer terminates his or her employment with us for good reason, as defined in such executive officer’s employment agreement, absent a change in control transaction, as defined in such executive officer’s employment agreement, we are obligated to pay such executive officer’s base salary for a period of 12 months and, to the extent allowed by applicable law and the applicable plan documents, to continue to provide such executive officer and certain of his or her dependents with group health and dental insurance for a period of 12 months.

If we terminate either Dr. Furfine or Ms. Tubridy without cause or if such executive officer terminates his or her employment with us for good reason, in each case within 12 months following a change of control transaction, we are obligated to pay such executive officer’s base salary for a period of 12 months, to accelerate in full the vesting of all outstanding equity awards held by such executive officer and, to the extent allowed by applicable law and the applicable plan documents, to continue to provide such executive officer and certain of his or her dependents with group health and dental insurance for a period of 12 months.

If we terminate Mr. Perry’s employment without cause, as defined in Mr. Perry’s employment agreement, or if he terminates his employment with us for good reason, as defined in his employment agreement, absent a change in control, as defined in his employment agreement, we are obligated to pay Mr. Perry’s base salary for a period of 12 months, to accelerate the vesting of Mr. Perry’s unvested equity awards, if any, such that he is credited with an additional 12 months of vesting as of the termination date with respect to such unvested equity awards and, to the extent allowed by applicable law and the applicable plan documents, to continue to provide Mr. Perry and certain of his dependents with group health and dental insurance for a period of 12 months.

If we terminate Mr. Perry’s employment without cause or if he terminates his employment with us for good reason, in each case within 12 months following a change in control, we are obligated to pay Mr. Perry’s base salary for a period of 12 months, to pay Mr. Perry an amount equal to his target bonus for the year in which the termination of employment occurs, pro-rated for the portion of the year during which he was employed, to accelerate in full the vesting of Mr. Perry’s unvested equity awards, if any, and, to the extent allowed by applicable law and the applicable plan documents, to continue to provide Mr. Perry and certain of his dependents with group health and dental insurance for a period of 12 months. Notwithstanding the foregoing, Mr. Perry will not be entitled to the benefits in the preceding sentence and will instead be entitled to the benefits in the preceding paragraph to the extent that the change in control occurs within 6 months of his employment commencement date and a specified entity is involved in the change in control.

Taxation. To the extent that any severance or other compensation payment to any of Dr. Celniker, Dr. Furfine or Ms. Tubridy pursuant to his or her employment agreement or any other agreement constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, then such executive officer will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999, whichever provides the executive with the highest amount on an after-tax basis.

Equity Incentive Plans

2009 Stock Incentive Plan

Our 2009 Stock Incentive Plan, or 2009 Plan, is administered by our board of directors and provides for the grant of incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, non-statutory stock options and restricted stock. Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2009 Plan. However, incentive stock options may only be granted to our employees. The terms of awards are set forth in the applicable award agreements. Our board of directors may amend, suspend or terminate our 2009 Plan at any time. Awards under our 2009 Plan are subject to adjustment in the event of certain corporate transactions affecting our common stock such as reorganizations, recapitalization, stock splits or similar transactions.

Upon a change in control transaction (as defined in our 2009 Plan), our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2009 Plan, as to some or all outstanding options:

•	provide that all outstanding options will be assumed, or substantially equivalent options shall be substituted, by the acquiring or successor corporation or an affiliate thereof;

•	upon written notice to a participant, provide that the participant’s unexercised options will terminate immediately prior to the consummation of the transaction unless exercised by the participant;

•

make or provide for a cash payment to an optionee equal to the difference between (1) the fair market value of the per share consideration (whether cash, securities or other property or any combination of the above) the holder of a share of common stock will receive upon consummation of the Change in Control Transaction, or the Per Share Transaction Price, times the number of shares of common stock subject to outstanding vested options (to the extent then exercisable at prices not equal to or in excess of the Per Share Transaction Price) and (2) the aggregate exercise price of such outstanding vested options, in exchange for the termination of such options; and

•	provide that all or any outstanding options shall become exercisable immediately prior to such event.

Upon the occurrence of a change in control transaction, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2009 Plan, as to some or all outstanding restricted stock awards:

•	upon written notice to a grantee, provide that all unvested shares of restricted stock held by the grantee shall be repurchased at cost immediately prior to the consummation of the transaction; and

•	provide that all or any outstanding restricted stock awards shall vest in part or in full immediately prior to such event.

In the case of a business combination or other reorganization event, any securities, cash or other property received in exchange for shares of restricted stock shall continue to be governed by the provisions of any restricted stock agreement pursuant to which they were issued including any provision regarding vesting, and such securities, cash or other property may be held in escrow on such terms as the board of directors may direct, to insure compliance with the terms of any such restricted stock agreement. At any time, our board of directors may, in its sole discretion, accelerate the date or dates on which any award under the 2009 Plan may be exercised or extend the period or periods of time during which any award may be exercised.

As of January 21, 2014, under our 2009 Plan, there were options to purchase an aggregate of 1,346,235 shares of common stock outstanding at a weighted average exercise price of $3.39 per share, and we had granted 588,583 shares of restricted stock, of which 119,521 shares of restricted stock were repurchased by us, and all but 159,941 shares were vested as of January 21, 2014. We no longer grant stock options or other awards under our 2009 Plan. However, any shares of common stock subject to awards under our 2009 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will become available for issuance under our 2014 Stock Incentive Plan, or the 2014 Plan, up to a specified number of shares.

2014 Stock Incentive Plan

Our 2014 Plan was adopted by our board of directors in December 2013 and was approved by our stockholders in January 2014. The 2014 Plan may be administered by our board of directors or by a committee appointed by our board of directors. The 2014 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other stock-based awards. The number of shares of our common stock reserved for issuance under the 2014 Plan is the sum of (1) 708,661 shares, plus (2) the number of shares (up to 1,347,821 shares) equal to (x) 1,586 shares (representing the number of shares reserved for issuance under the 2009 Plan that remained available for future issuance as of the effectiveness of the 2014 Plan) and (y) the number of shares of our common stock subject to outstanding awards under our 2009 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued, plus (3) an annual increase, to be added on the first day of each fiscal year, equal to the lowest of 1,102,362 shares of our common stock, 4% of the number of shares of our common stock outstanding on the first day of the applicable fiscal year and an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2014 Plan. However, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the 2014 Plan is per calendar year. For purposes of this limit on the maximum number of shares that may be awarded to any participant, the combination of an option in tandem with a stock appreciation right will be treated as a single award.

Subject to any limitation in the 2014 Plan, our board of directors or any committee or officer to which our board of directors has delegated authority will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and stock appreciation rights and the dates upon which those awards become exercisable;

•	the type of options to be granted;

•	the exercise price of options and measurement price of stock appreciation rights, neither of which may be less than 100% of the fair market value of our common stock on the grant date;

•	the duration of options and stock appreciation rights which may not be in excess of ten years;

•	the methods of payment of the exercise price of options; and

•

the number of shares of common stock subject to any restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions, if any.

If our board of directors delegates authority to an executive officer to grant awards other than restricted stock under the 2014 Plan, the executive officer will have the power to make awards to all of our employees, other than executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2014 Plan, as to some or all outstanding awards, other than restricted stock:

•	provide that all outstanding awards will be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation or an affiliate thereof;

•

upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•

in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by the participant equal to (1) the number of shares of our common stock subject to the vested portion of the award, after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event, multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

In the case of specified restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2014 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part.

No award may be granted under the 2014 Plan after the tenth anniversary of the closing of our initial public offering, or IPO. Our board of directors may amend, suspend or terminate the 2014 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

2014 Employee Stock Purchase Plan

Our 2014 Employee Stock Purchase Plan, or the 2014 ESPP, was adopted by our board of directors in December 2013 and approved by our stockholders in January 2014. The 2014 ESPP may be administered by our board of directors or by a committee appointed by our board of directors. The 2014 ESPP initially provided participating employees with the opportunity to purchase an aggregate of 157,480 shares of our common stock.

All of our employees and employees of any of our designated subsidiaries, as defined in the 2014 ESPP, are eligible to participate in the 2014 ESPP, provided that:

•	such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by us or by a designated subsidiary for at least six months prior to enrolling in the 2014 ESPP; and

•	such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2014 ESPP.

No employee may purchase shares of our common stock under the 2014 ESPP and any of our other employee stock purchase plans in excess of $25,000 of the fair market value of our common stock (as of the date of the option grant) in any calendar year. In addition, no employee may purchase shares of our common stock under the 2014 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock.

We expect to make one or more offerings to our eligible employees to purchase stock under the 2014 ESPP beginning at such time as our board of directors may determine. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% percent of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2014 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2014 ESPP, the purchase price shall be determined by our board of directors for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

An employee may for any reason withdraw from participation in an offering prior to the end of an offering period and permanently draw out the balance accumulated in the employee’s account. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be made and the balance in the employee’s account will be paid to the employee.

We will be required to make equitable adjustments to the number and class of securities available under the 2014 ESPP, the share limitations under the 2014 ESPP and the purchase price for an offering period under the 2014 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a merger or other reorganization event (as defined in the 2014 ESPP), our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2014 ESPP on such terms as our board or committee determines:

•	provide that options shall be assumed, or substantially equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by our board or committee in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;

•

upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the acquisition price is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2014 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with our liquidation or dissolution, options shall convert into the right to receive liquidation proceeds (net of the purchase price thereof).

Our board of directors may at any time, and from time to time, amend or suspend the 2014 ESPP or any portion thereof. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Code. Further, our board of directors may not make any amendment that would cause the 2014 ESPP to fail to comply with Section 423 of the Code. The 2014 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Code so that contributions to our 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 90% of his or her pre-tax compensation, up to a statutory limit, which is $17,500 for 2013 and 2014. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2013 may be up to an additional $5,500 above the statutory limit. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee, subject to participants’ ability to give investment directions by following certain procedures. We do not currently make discretionary contributions or matching contributions to our 401(k) plan.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with all of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

During and prior to 2013, we did not pay cash compensation to any non-employee director for his or her service as a director. We reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings or otherwise in direct service of our company.

The table below shows all compensation to our non-employee directors during 2013.

Name	Option awards ($)(1)	Total ($)
Daniel S. Lynch(2)	561,143	561,143
Noubar B. Afeyan, Ph.D.	—	—
David A. Berry, M.D., Ph.D.	—	—
Mark J. Levin	—	—
Cary G. Pfeffer, M.D.	—	—
Jane V. Henderson(3)	143,502	143,502

(1)	The amounts reported in the “Option awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board ASC Topic 718.
(2)	In connection with the election of Mr. Lynch as the Chairman of our board of directors, in December 2013, our board of directors granted Mr. Lynch an option to purchase 90,551 shares of our common stock, at an exercise price of $9.59 per share. Mr. Lynch’s stock option vests over one year, with 1/12th of the shares underlying the option vesting at the end of each one-month period following December 26, 2013.
(3)	In connection with the election of Ms. Henderson as a member of our board of directors, in October 2013, our board of directors granted Ms. Henderson an option to purchase 25,197 shares of our common stock at an exercise price of $7.37 per share. The October 2013 stock option vests over four years, with 1/48th of the shares underlying the option vesting at the end of each one-month period following November 1, 2013. In December 2013, our board of directors granted Ms. Henderson an additional option to purchase 3,937 shares of our common stock, at an exercise price of $9.59 per share. The December 2013 stock option vests over three years, with 1/36th of the option shares vesting at the end of each one-month period following December 26, 2013.

During 2013, we did not provide any additional compensation to Dr. Celniker, our President and Chief Executive Officer, for her service as a director. Dr. Celniker’s compensation as an executive officer is set forth above under “Executive Compensation—Summary Compensation Table.”

Our non-employee directors are compensated for their services on our board of directors as follows:

•	non-employee directors will receive initial stock option grants as follows:

•

upon his or her initial election or appointment to our board of directors, each newly elected or appointed non-employee director will receive an option to purchase 16,143 shares of common stock, representing a number of shares of common stock equal to 0.1% of the total number of shares of common stock issued and outstanding as of immediately following our IPO;

•

effective as of the 30th trading day of our common stock on The NASDAQ Global Market, each currently-serving non-employee director, other than Mr. Lynch and Ms. Henderson, also received an option to purchase 16,143 shares of common stock, representing a number of shares of common stock equal to 0.1% of the total number of shares of common stock issued and outstanding as of immediately following our IPO; and

•

immediately following the closing of our IPO, Mr. Lynch received a grant of restricted stock for 70,879 shares of common stock, representing a number of shares of common stock equal to 1.0% of the total number of shares of common stock issued and outstanding as of immediately following our IPO less 90,551 shares;

•

on the date of each annual meeting of our stockholders, each non-employee director who has served on our board of directors for at least six months will receive an annual grant of an option to purchase 8,072 shares of common stock, representing a number of shares equal to 0.05% of the total number of shares of common stock issued and outstanding as of immediately following our IPO;

•	each non-employee director will receive an annual cash fee of $35,000;

•	the chairman of the board of directors will receive an additional annual cash fee of $47,500;

•	each member of the audit committee will receive an additional annual cash fee of $7,500 ($15,000 for the audit committee chair);

•	each member of the compensation committee will receive an additional annual cash fee of $6,000 ($10,000 for the compensation committee chair); and

•	each member of the nominating and corporate governance committee will receive an additional annual cash fee of $3,750 ($7,500 for the nominating and corporate governance committee chair).

The stock options granted to our non-employee directors will have an exercise price equal to the fair market value of our common stock on the date of grant and will expire ten years after the date of grant. The initial stock options granted to our non-employee directors will, subject to the director’s continued service on our board, vest monthly in equal amounts over a three-year period following the grant date. The annual stock options granted to our non-employee directors will, subject to the director’s continued service on our board, vest monthly in equal amounts over a one-year period following the grant date.

The restricted stock granted to the chairman of our board of directors will, subject to his continued service on our board, vest quarterly in equal amounts over a four-year period following closing of our IPO.

Each annual cash fee will be payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board and no fee will be payable in respect of any period prior to February 5, 2014, the effective date of the registration statement for our IPO.

Each member of our board of directors will also be entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee on which he or she serves.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2010, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

2010 Bridge Loan Financing

In January 2010, we issued and sold 6% convertible promissory notes in the aggregate principal amount of $900,000 to two of our 5% stockholders. We refer to these convertible promissory notes as the January 2010 convertible notes.

The following table sets forth the principal amount of January 2010 convertible notes we issued and sold to our 5% stockholders and their affiliates in this transaction:

Purchaser	Principal amount of notes
Flagship Ventures Fund 2007, L.P.(1)	$450,000
Third Rock Ventures, L.P.(2)	$450,000

(1)	The January 2010 convertible notes were issued to Flagship Ventures Fund 2007, L.P., or Flagship 2007 LP. Flagship Ventures General Partner LLC, the general partner of Flagship 2007 LP, was deemed to share voting and dispositive power with respect to the notes held by Flagship 2007 LP. In addition, investment decisions with respect to the shares held by Flagship 2007 LP were made in part by Dr. Afeyan, who was a member of our board of directors at the time of the 2013 bridge loan financing, as the managing partner and chief executive officer of Flagship Ventures Management, Inc., or Flagship Ventures. Dr. Berry, a member of our board of directors, is a partner of Flagship Ventures.
(2)	The January 2010 convertible notes were issued to Third Rock Ventures, L.P., or TRV LP. Each of Third Rock Ventures GP, LP, or TRV GP LP, the general partner of TRV LP, and Third Rock Ventures GP, LLC, or TRV GP LLC, the general partner of TRV GP LP, were deemed to share voting and dispositive power with respect to all shares held by TRV LP. In addition, investment decisions with respect to the notes held by TRV LP were made by an investment committee at TRV GP LP of which Mr. Levin, who was a member of our board of directors at the time of the 2013 bridge loan financing, and Dr. Pfeffer, who is a member of our board of directors, are members.

Series A Preferred Stock Financings

In February 2010, we issued and sold an aggregate of 4,500,000 shares of our series A preferred stock, at a price per share of $1.00 for an aggregate purchase price of $4.5 million, consisting of $2.3 million in cash and $2.2 million for the conversion of promissory notes previously issued and sold to two of our 5% stockholders. The converted promissory notes included the January 2010 convertible notes and additional convertible promissory notes issued and sold to two of our 5% stockholders in September 2008, March 2009 and October 2009 in the aggregate original principal amount of $1.2 million. We issued and sold an additional 4,250,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $4.3 million in cash to two of our 5% stockholders and one additional investor in September 2010.

In February 2011, we issued and sold an aggregate of 11,000,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $11.0 million to two of our 5% stockholders. In January 2012, we issued and sold an aggregate of 5,000,000 shares of our series A preferred Stock at a price per share of $1.00 for an aggregate purchase price of $5.0 million to two of our 5% stockholders. In April 2012, we issued and sold an aggregate of 20,500,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $20.5 million to three of our 5% stockholders.

The following table sets forth the aggregate number of shares of our series A preferred stock that we issued and sold to our 5% stockholders and their affiliates in these transactions and the aggregate purchase price for such shares:

Purchaser	Shares of series A preferred stock	Cash purchase price	Conversion of convertible promissory notes
Entities affiliated with Flagship Ventures Management, Inc.(1)	14,250,000	$13,161,962	$1,088,038
JAFCO Super V3 Investment Limited Partnership	10,000,000	10,000,000	—
Third Rock Ventures, L.P.(2)	20,750,000	19,661,962	1,088,038

(1)	Consists of (i) 9,000,000 shares held by Flagship 2007 LP, (ii) 4,200,000 shares held by Flagship Ventures Fund IV, L.P., or Flagship IV LP and (iii) 1,050,000 shares held by Flagship Ventures Fund IV-RX, L.P., or Flagship IV-RX LP. Each of Flagship Ventures General Partner LLC, the general partner of Flagship 2007 LP, and Flagship Ventures Fund IV General Partner LLC, the general partner of Flagship IV LP and Flagship IV-RX LP, are deemed to share voting and dispositive power with respect to the shares held by Flagship 2007 LP, Flagship IV LP and Flagship IV-RX LP respectively. In addition, investment decisions with respect to the shares held by each of Flagship 2007 LP, Flagship IV LP and Flagship IV-RX LP, or collectively, the Flagship Funds, are made in part by Dr. Afeyan, who was a member of our board of directors at the time of the Series A financing, as the managing partner and chief executive officer of Flagship Ventures. Dr. Berry, a member of our board of directors, is a partner of Flagship Ventures. Each of Dr. Afeyan and Dr. Berry disclaim beneficial ownership of all shares held by the Flagship Funds, except to the extent of his pecuniary interest therein.
(2)	All shares are held by TRV LP. Each of TRV GP LP and TRV GP LLC may be deemed to share voting and dispositive power with respect to all shares held by TRV LP. In addition, investment decisions with respect to the shares held by TRV LP are made by an investment committee at TRV GP LP of which Mr. Levin, who was a member of our board of directors at the time of the Series A financing, and Dr. Pfeffer, who is a member of our board of directors, are members. Each of Mr. Levin and Dr. Pfeffer disclaim beneficial ownership of all shares held by TRV LP, except to the extent of his pecuniary interest therein.

2013 Bridge Loan Financing

In June 2013, we issued and sold 7% convertible promissory notes in the aggregate principal amount of $3.5 million and accompanying warrants to purchase shares of our common stock to four of our 5% stockholders. The warrants were exercised for an aggregate of 275,200 shares of our common stock at a price of $0.06 per share upon the closing of our IPO. We refer to these convertible promissory notes as the June 2013 convertible notes.

The following table sets forth the principal amount of June 2013 convertible notes we issued and sold to our 5% stockholders and their affiliates in this transaction and the number of shares of our common stock that were issued and sold to our 5% stockholders and their affiliates upon the exercise of the warrants issued in connection with the June 2013 convertible notes:

Purchaser	Principal amount of notes	Warrants to purchase common stock
Entities affiliated with Flagship Ventures Management, Inc.(1)	$1,108,334	87,270
JAFCO Super V3 Investment Limited Partnership	777,776	61,242
Third Rock Ventures, L.P.(2)	1,613,890	127,077

(1)	The 2013 convertible notes and accompanying warrants to purchase shares of our common stock were held by each of Flagship IV and Flagship IV-RX LP. Flagship Ventures Fund IV General Partner LLC, the general partner of Flagship IV and Flagship IV-Rx, may be deemed to share voting and dispositive power with respect to the 2013 convertible notes and the accompanying warrants held by Flagship IV and Flagship IV-Rx. In addition, investment decisions with respect to the notes and accompanying warrants held by Flagship IV and Flagship IV-Rx are made in part by Dr. Afeyan, who was a member of our board of directors at the time of the 2013 bridge loan financing, as the managing partner and chief executive officer of Flagship Ventures. Dr. Berry, a member of our board of directors, is a partner of Flagship Ventures. Each of Dr. Afeyan and Dr. Berry disclaim beneficial ownership of the 2013 convertible notes and accompanying warrants to purchase shares of our common stock held by Flagship IV and Flagship IV-Rx except to the extent of his pecuniary interest therein.

(2)	The 2013 convertible notes and accompanying warrants to purchase shares of our common stock are held by TRV L.P. Each of TRV GP L.P. and TRV GP LLC, may be deemed to share voting and dispositive power with respect to the 2013 convertible notes and accompanying warrants held by TRV L.P. In addition, investment decisions with respect to the shares held by TRV L.P. are made by an investment committee at TRV GP L.P. of which Mr. Levin, who was a member of our board of directors at the time of the 2013 bridge loan financing, and Dr. Pfeffer, who is a member of our board of directors, are members. Each of Mr. Levin and Dr. Pfeffer disclaim beneficial ownership of the 2013 convertible notes and accompanying warrants to purchase shares of our common stock held by TRV L.P., except to the extent of his pecuniary interest therein.

Series B Preferred Stock Financing

In December 2013, we issued and sold an aggregate of 7,203,845 shares of our series B preferred stock and accompanying warrants to purchase shares of our common stock to four of our 5% stockholders and one additional investor, at a price per share of $1.75, for an aggregate purchase price of $12.6 million, consisting of $9.0 million in cash and $3.6 million for the conversion of the June 2013 convertible notes, including accrued interest. The warrants were exercised for an aggregate of 202,218 shares of our common stock at a price of $0.06 per share upon the closing of our IPO.

The following table sets forth the aggregate number of shares of our series B preferred stock that we issued and sold to our 5% stockholders and their affiliates in these transactions, the aggregate purchase price for such shares and the number of shares of our common stock that were issued and sold to our 5% stockholders and their affiliates upon the exercise of the warrants issued in connection with our series B preferred stock financing:

Purchaser	Shares of series B preferred stock	Cash purchase price	Conversion of convertible promissory notes	Warrants to purchase common stock
Entities affiliated with Flagship Ventures Management, Inc.(1)	2,100,266	$2,533,335	$1,142,131	56,992
JAFCO Super V3 Investment Limited Partnership	1,473,869	1,777,778	801,493	39,994
Third Rock Ventures, L.P.(2)	3,058,281	3,688,889	1,663,103	82,989

(1)	Consists of (i) 1,680,213 shares of our series B preferred stock and warrants to purchase 45,594 shares of our common stock held by Flagship IV and (ii) 420,053 shares of our series B preferred stock and warrants to purchase 11,398 shares of our common stock held by Flagship IV-Rx. Flagship Ventures Fund IV General Partner LLC, the general partner of Flagship IV and Flagship IV-Rx, may be deemed to share voting and dispositive power with respect to the shares held by Flagship IV and Flagship IV-Rx. In addition, investment decisions with respect to the shares held by Flagship IV and Flagship IV-Rx, are made in part by Dr. Afeyan, who was a member of our board of directors at the time of the Series B Preferred Stock financing, as the managing partner and chief executive officer of Flagship Ventures. Dr. Berry, a member of our board of directors, is a partner of Flagship Ventures. Each of Dr. Afeyan and Dr. Berry disclaim beneficial ownership of all shares held by Flagship IV and Flagship IV-Rx, except to the extent of his pecuniary interest therein.
(2)	All shares are held by TRV L.P. Each of TRV GP L.P. and TRV GP LLC may be deemed to share voting and dispositive power with respect to all shares held by TRV L.P. In addition, investment decisions with respect to the shares held by TRV L.P. are made by an investment committee at TRV GP L.P. of which our directors Mr. Levin, who was a member of our board of directors at the time of the Series B Preferred Stock financing, and Dr. Pfeffer, who is a member of our board of directors, are members. Each of Mr. Levin and Dr. Pfeffer disclaim beneficial ownership of all shares held by TRV L.P., except to the extent of his pecuniary interest therein.

Consulting Services Provided by Third Rock Ventures, LLC

We had a consulting arrangement with TRV LLC, under which it provided us with certain strategic and business operations consulting services, in effect from the fourth quarter of 2008 to September 2011. TRV LLC is a management company that is party to a services agreement with TRV LP, one of our 5% stockholders. Mr. Levin, who was a member of our board of directors at the time of such consulting arrangement, is a managing member of TRV GP LLC, which is the general partner of TRV GP LP, the general partner of TRV LP, and a managing member of TRV LLC. Dr. Pfeffer, a member of our board of directors, is a partner of TRV LP. Under this consulting arrangement, Mr. Levin served as our President and Chief Executive Officer from August 2009 to September 2011 and Dr. Pfeffer served as our Chief Business Officer from February 2010 to September 2011. None of the consulting fees paid to TRV LLC pursuant to the agreement were paid directly to Mr. Levin or

Dr. Pfeffer. The agreement with TRV LLC was terminated in September 2011, and we do not expect to engage TRV LLC for consulting services in the future.

Participation in Our Initial Public Offering

Our principal stockholders and their affiliated entities purchased shares in our initial public offering, or IPO, at the initial public offering price. Third Rock Ventures LP purchased a total of 551,482 shares of our common stock for a purchase price of $5,514,820; JAFCO Super V3 Investment Limited Partnership purchased a total of 219,790 shares of our common stock for a purchase price of $2,197,900; and Flagship Ventures Management, Inc., and its affiliated entities, purchased a total of 378,729 shares of our common stock for a purchase price of $3,787,290.

Participation in Our Private Placement

On December 2, 2014, we issued and sold 1,743,680 shares of our common stock at a price per share of $11.47 and warrants to purchase approximately 871,840 shares of our common stock at an exercise price of $15 per share in a private placement to accredited investors for an aggregate purchase price of approximately $20,000,000. The following table sets forth the number of shares of our common stock that we issued and sold to our stockholders that beneficially own more than 5% of our voting securities and their affiliates and immediate family members in connection with the private placement:

Purchaser	Shares of common stock	Warrants to purchase common stock	Cash purchase price
Broadfin Health Care Master Fund, LTD(1)	108,900	54,450	$1,249,083

(1)	All shares are held by Broadfin Capital, LLC. Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to have shared voting power and shared dispositive power with respect to all shares held by Broadfin Capital, LLC. Each of Broadfin Capital, LLC and Kevin Kotler disclaims beneficial ownership over these shares except to the extent of any pecuniary interest therein. The address for Broadfin Capital, LLC is 237 Park Avenue, Suite 900, New York, NY 10017.

Registration Rights

We are a party to an investors’ rights agreement with the holders of our preferred stock, including our 5% stockholders and their affiliates and entities affiliated with some of our directors. This investors’ rights agreement provides these holders the right to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing.

We are also a party to a registration rights agreement with certain holders of our common stock, including one of our 5% stockholders, in connection with a private placement transaction. This registration rights agreement requires that we use our reasonable best efforts to file the registration statement of which this prospectus forms a part covering the resale of up to 2,615,520 shares of our common stock.

See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with all of our directors and executive officers.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our principal accounting officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation;

•

of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to our IPO. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 5, 2014 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock based on currently available Schedules 13D and 13G filed with the SEC.

The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 18,034,370 shares of our common stock outstanding as of December 5, 2014.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days after December 5, 2014 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Eleven Biotherapeutics, Inc., 215 First Street, Suite 400, Cambridge, Massachusetts 02142.

Name and Address of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned
5% Stockholders:
Entities affiliated with Flagship Ventures Management, Inc.(1)	3,373,425	18.7%
JAFCO Super V3 Investment Limited Partnership(2)	2,119,526	11.8%
Third Rock Ventures, L.P.(3)	4,841,591	26.8%
Broadfin Capital, LLC(4)	896,100	5.6%
FMR, LLC(5)	1,827,512	10.1%
Sabby Management, LLC(6)	1,046,205	5.7%

Directors and Named Executive Officers:
Daniel S. Lynch(7)	161,430	*
David A. Berry, M.D., Ph.D.(8)	4,484	*
Abbie C. Celniker, Ph.D.(9)	414,368	2.3%
Paul G. Chaney(10)	4,932	*
Wendy Dixon, M.D.(11)	1,345	*
Eric S. Furfine, Ph.D.(12)	138,779	*
Jane V. Henderson(13)	9,819	*
Gregory D. Perry(14)	36,436	*
Cary G. Pfeffer, M.D.(15)	4,846,075	26.9%
Karen L. Tubridy, Pharm.D.(16)	31,445	*
All current executive officers and directors as a group (10 persons)(17)	5,649,113	30.7%

*	Less than one percent.

(1)

Consists of (i) 1,907,008 shares of common stock held by Flagship Ventures Fund 2007 L.P., or Flagship 2007, (ii) 1,173,149 shares of common stock held by Flagship Ventures Fund IV, L.P., or Flagship IV, and (iii) 293,268 shares of common stock held by Flagship Ventures Fund IV-Rx, L.P., or Flagship IV-Rx. Each of Flagship Ventures 2007 General Partner LLC, the general partner of Flagship

2007, and Flagship Ventures Fund IV General Partner LLC, the general partner of Flagship IV and Flagship IV-Rx, may be deemed to share voting and dispositive power with respect to the shares held by the Flagship Funds respectively. Dr. Berry, a member of our board of directors, is a partner of Flagship Ventures. Dr. Berry disclaims beneficial ownership of all shares held by the Flagship Funds, except to the extent of his pecuniary interest therein. The address for Flagship Ventures Management, Inc. is One Memorial Drive, 7th Floor, Cambridge, MA 02142. Beneficial ownership is derived from a Schedule 13D filed on February 13, 2014.

(2)	All shares are held by JAFCO Super V3 Investment Limited Partnership. The address for JAFCO Super V3 Investment Limited Partnership is Otemachi First Square, West Tower, 11F, 1-5-1 Otemachi Chiyoda-ku, Tokyo 100-0004, Japan.
(3)	All shares are held by Third Rock Ventures, L.P., or TRV L.P. Each of Third Rock Ventures GP L.P., or TRV GP L.P., and Third Rock Ventures GP, LLC, or TRV GP LLC, may be deemed to share voting and dispositive power with respect to all shares held by TRV L.P. In addition, investment decisions with respect to the shares held by TRV L.P. are made by an investment committee at TRV GP L.P. of which Dr. Pfeffer, a member of our board of directors, is a member. Each of TRV GP L.P., TRV GP LLC and Dr. Pfeffer disclaims beneficial ownership of all shares held by TRV L.P., except to the extent of his pecuniary interest therein. The address for TRV L.P. is 29 Newbury Street, Boston, MA 02116. Beneficial ownership is derived from a Schedule 13D filed on February 21, 2014.
(4)	Consists of (i) 1,005,000 shares of common stock and (ii) 54,450 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after December 5, 2014. All shares are held by Broadfin Capital, LLC. Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to have shared voting power and shared dispositive power with respect to all shares held by Broadfin Capital, LLC. Each of Broadfin Capital, LLC and Kevin Kotler disclaims beneficial ownership over these shares except to the extent of any pecuniary interest therein. The address for Broadfin Capital, LLC is 237 Park Avenue, Suite 900, New York, NY 10017. Beneficial ownership is derived from a Schedule 13G filed on February 19, 2014.
(5)	All shares are held by FMR, LLC. Each of Fidelity Management & Research Company, Fidelity SelectCo, LLC, Edward C. Johnson 3rd, and members of the family of Edward C. Johnson 3rd may be deemed to have shared voting power and shared dispositive power with respect to all shares held by FMR, LLC. The address for FMR, LLC is 245 Summer Street, Boston, Massachusetts 02210. Beneficial ownership is derived from a Schedule 13G filed on May 12, 2014.
(6)	Consists of (i) 697,470 shares of common stock and (ii) 348,735 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after December 5, 2014. Each of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. (collectively, the “Sabby Funds”) has indicated that Hal Mintz has voting and investment power over the shares held by it. Each of the Sabby Funds has also indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC and that each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over these shares except to the extent of any pecuniary interest therein. The address for Sabby Management, LLC is 10 Mountainview Road, Suite 205 Upper Saddle River, New Jersey 07458.
(7)	Consists of (i) 70,879 shares of restricted common stock and (ii) 90,551 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(8)	Consists of 4,484 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014. Mr. Berry was deemed not to beneficially own the 3,373,424 shares held by the entities affiliated with Flagship Ventures Management, Inc.
(9)	Consists of (i) 354,330 shares of restricted common stock and (ii) 60,038 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(10)	Consists of 4,932 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(11)	Consists of 1,345 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(12)	Consists of 138,779 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(13)	Consists of 9,819 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(14)	Consists of 36,436 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(15)	Consists of (1) the shares held by Third Rock Ventures, L.P. described in footnote 3 above, which Dr. Pfeffer beneficially owns, and (2) 4,484 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(16)	Consists of 31,445 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 5, 2014.
(17)	Consists of (i) 4,841,591 shares of common stock, (ii) 425,209 shares of restricted common stock, and (iii) 382,313 shares of common stock underlying options that are exercisable as of December 5, 2014 or will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 200,000,000 shares of our common stock, par value $0.001 per share, and 5,000,000 shares of our preferred stock, par value $0.001 per share, all of which preferred stock is undesignated.

As of December 5, 2014, we had issued and outstanding:

•	18,034,370 shares of our common stock held by 36 stockholders of record;

•	27,500 shares of our common stock issuable upon exercise of warrants held by our venture debt lender, Silicon Valley Bank, and Life Science Loans, LLC;

•	871,840 shares of our common stock issuable upon exercise of warrants held by the selling stockholders at an exercise price of $15 per share; and

•	options to purchase a total of 1,462,445 shares of our common stock with a weighted average exercise price of $4.65 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Options

As of December 5, 2014, options to purchase an aggregate of 1,462,445 shares of our common stock, at a weighted average exercise price of $4.65 per share, were outstanding.

Delaware Anti-Takeover Law and Certain Charter and Bylaw provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. This provision may discourage or prevent unsolicited tender offers for our outstanding common stock.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board of directors, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock because even if the third party acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Registration Rights

On February 9, 2010, we entered into an investors’ rights agreement, subsequently amended on April 23, 2012, which we refer to as the investor rights agreement, with holders of our preferred stock. In addition, on December 2, 2014, we entered into a registration rights agreement with certain holders of our common stock in connection with a private placement transaction. As of December 5, 2014, holders of an aggregate of 8,690,727 shares of our common stock outstanding have the right, subject to specified conditions, to require us to register their shares or to include their shares in registration statements that we may file for ourselves or other stockholders under the Securities Act. After registration pursuant to these rights, the registered shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights under the investor rights agreement described below will expire five years after the closing of our IPO.

Resale Registration Rights

Under the registration rights agreement for the private placement, we have agreed to file the registration statement of which this prospectus is a part with the SEC, covering the resale of the 1,743,680 shares of common stock issued in the private placement and the 871,840 shares of common stock issuable upon exercise of the warrants issued in the private placement.

Demand and Form S-3 Registration Rights

Subject to specified limitations set forth in the investor rights agreement, at any time, the holders of at least 25% of the then outstanding shares having rights under the investor rights agreement, which we refer to as registrable securities, may demand that we register at least 25% of the registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $5,000,000. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the investor rights agreement, at any time after we become eligible to file a registration statement on Form S-3, holders of at least 10% of the registrable securities then outstanding may request that we register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public would exceed $1,000,000. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

Pursuant to our investor rights agreement, if at any time we propose to register for our own account any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to use our best efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to our investor rights agreement is an underwritten public offering, we have agreed (i) to enter into an underwriting agreement containing customary representations and warranties and covenants, including without limitation customary provisions with respect to indemnification of the underwriters of such offering, and (ii) to use our best efforts to include the requested securities to be included, but such inclusions may be limited by market conditions to the extent set forth in the investor rights agreement.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling stockholders, other than any underwriting discounts, selling commissions and fees and expenses of a selling stockholder’s own counsel related to any demand, Form S-3 or incidental registration. We are not required to pay registration expenses if the registration request under the investor rights agreement is withdrawn at the request of holders initiating such registration request, unless the withdrawal is due to discovery of a materially adverse change in our business after the initiation of such registration request.

The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us or any violation or alleged violation whether by action or inaction by us under the Securities Act, the Exchange Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc.

NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Market under the symbol “EBIO.”

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

The financial statements of Eleven Biotherapeutics, Inc. appearing in Eleven Biotherapeutics, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC as required by the Exchange Act. You can find, copy and inspect information we file at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. You can review our electronically filed reports and other information that we file with the SEC on the SEC’s web site at http://www.sec.gov or on our web site at http://www.elevenbio.com.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on March 31, 2014;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 filed on May 15, 2014, June 30, 2014 filed on August 13, 2014 and September 30, 2014 filed on November 13, 2014;

•	our Current Reports on Form 8-K, as filed with the SEC on February 18, 2014, March 4, 2014, August 21, 2014, October 23, 2014, November 26, 2014 and December 1, 2014; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed on February 3, 2014, including any amendment or report filed for the purpose of updating such description. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, Eleven Biotherapeutics, Inc. 215 First Street, Suite 400, Cambridge, Massachusetts 02142, (617) 871-9911 email address: ir@elevenbio.com. In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at www.elevenbio.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by the Registrant. All amounts are estimates except the SEC registration fee.

Amount
Securities and Exchange Commission registration fee	$3,471
Accountant’s fees and expenses	$25,000
Legal fees and expenses	$375,000
Transfer agent’s fees and expenses	$2,500
Miscellaneous	$19,029

Total expenses	$425,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock, shares of our preferred stock, warrants to purchase shares of our common stock, warrants to purchase shares of our preferred stock and convertible promissory notes issued, and stock options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Securities

Between December 19, 2011 and December 19, 2014, we issued and sold 40,750,000 shares of our series A preferred stock to four investors at a price per share of $1.00 for an aggregate purchase price of $40,750,000.

Between December 19, 2011 and December 19, 2014, we issued and sold 2,755 shares of our restricted common stock to a consultant pursuant to our 2009 Stock Incentive Plan at a price of $0.06 per share for an aggregate purchase price of $175.

In June 2013, we issued and sold 7% convertible promissory notes in the aggregate principal amount of $3,500,000 to three investors.

In December 2013, we issued and sold 7,203,845 shares of our series B preferred stock to five investors at a price per share of $1.75 for an aggregate purchase price of $12.6 million.

On December 2, 2014, we issued and sold 1,743,680 shares of our common stock at a price per share of $11.47 and warrants to purchase approximately 871,840 shares of our common stock at an exercise price of $15 per share in a private placement to accredited investors for an aggregate purchase price of approximately $20,000,000.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option Grants

Between December 19, 2011 and December 19, 2014, we granted options to purchase an aggregate of 1,028,494 shares of common stock, with exercise prices ranging from $0.76 to $9.59 per share, to our employees, directors, advisors and consultants pursuant to our 2009 Stock Incentive Plan. Between December 19, 2011 and December 19, 2014, 59,907 of these options to purchase shares of our common stock had been exercised for aggregate consideration of $62,620 and options to purchase 64,476 shares had been forfeited.

The stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

(c) Issuance of Warrants

In connection with a venture debt facility, we issued to the lender on September 4, 2012, a warrant to purchase up to 150,000 shares of our series A preferred stock, at an exercise price of $1.00 per share.

In connection with our June 2013 convertible note financing, we issued to three investors on June 28, 2013, warrants to purchase up to 1,750,000 shares of our common stock, at an exercise price of $0.01 per share.

In connection with a venture debt facility, we issued to the lender and Life Science Loans, LLC on November 25, 2014, warrants to purchase a total of 27,500 shares of our common stock, at an exercise price of $11.04 per share.

On December 2, 2014, we issued and sold warrants to purchase approximately 871,840 shares of our common stock at an exercise price of $15 per share in a private placement to accredited investors.

The issuance of these warrants was made in reliance on the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The lender represented that it was an accredited investor and was acquiring the warrants for its own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the warrants for an indefinite period of time and appropriate legends were affixed to the instruments representing such warrants issued in such transactions. Such recipients either received adequate information about us or had, through their relationships with us, access to such information.

All of the foregoing securities described in sections (a), (b) and (c) of Item 15 are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 19th day of December, 2014.

ELEVEN BIOTHERAPEUTICS, INC.

By:	/s/ Abbie C. Celniker
Abbie C. Celniker, Ph.D. President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Eleven Biotherapeutics, Inc., hereby severally constitute and appoint Abbie C. Celniker, Ph.D., and Gregory D. Perry, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for her or him and in her or his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Abbie C. Celniker Abbie C. Celniker, Ph.D.	Director, President and Chief Executive Officer (Principal Executive Officer)	December 19, 2014

/s/ Gregory D. Perry Gregory D. Perry	Chief Financial and Business Officer (Principal Financial and Accounting Officer)	December 19, 2014

/s/ Daniel S. Lynch Daniel S. Lynch	Chairman of the Board of Directors	December 19, 2014

/s/ David A. Berry David A. Berry, M.D., Ph.D.	Director	December 19, 2014

/s/ Paul Chaney Paul Chaney	Director	December 19, 2014

Signature	Title	Date

/s/ Wendy Dixon Wendy Dixon	Director	December 19, 2014

/s/ Jane V. Henderson Jane V. Henderson	Director	December 19, 2014

/s/ Cary G. Pfeffer Cary G. Pfeffer, M.D.	Director	December 19, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on February 18, 2014)

3.2	Amended and Restated By-laws of the Registrant (Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on February 18, 2014)

4.1	Specimen Stock Certificate evidencing the shares of common stock (Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

4.2	Amended and Restated Investors’ Rights Agreement of the Registrant (Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1	Amended and Restated 2009 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.2	Form of Incentive Stock Option Agreement under the Amended and Restated 2009 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.3	Form of Non-statutory Stock Option Agreement under the Amended and Restated 2009 Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.4	Form of Restricted Stock Agreement under the Amended and Restated 2009 Stock Incentive Plan (Incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.5	2014 Stock Incentive Plan (Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

10.6	Form of Incentive Stock Option Agreement under 2014 Stock Incentive Plan (Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

10.7	Form of Non-statutory Stock Option Agreement under 2014 Stock Incentive Plan (Incorporated by reference to Exhibit 10.7 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

10.8†	License Agreement dated July 13, 2010 by and between the Registrant and The Schepens Eye Research Institute, Inc. (Incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.9†	Collaboration and License Agreement dated May 28, 2013 by and between the Registrant and ThromboGenics N.V. (Incorporated by reference to Exhibit 10.9 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.10	Loan and Security Agreement dated May 27, 2010 by and between the Registrant and Silicon Valley Bank, as amended on September 4, 2012 (Incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.11	Lease Agreement dated January 14, 2010 by and between the Registrant and ARE-MA Region No. 38, LLC, as amended (Incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

Exhibit Number	Description of Exhibit

10.12	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers (Incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

10.13	2014 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

10.14	Employment Agreement, dated December 23, 2013, by and between the Registrant and Abbie C. Celniker, Ph.D. (Incorporated by reference to Exhibit 10.14 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.15	Employment Agreement, dated December 23, 2013, by and between the Registrant and Eric S. Furfine, Ph.D. (Incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.16	Employment Agreement, dated December 26, 2013, by and between the Registrant and Karen L. Tubridy, Phar.D. (Incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.17†	Employment Agreement, dated December 8, 2013, by and between the Registrant and Gregory D. Perry (Incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1 filed with the SEC on December 30, 2013)

10.18	Form of Director Restricted Stock Agreement under 2014 Stock Incentive Plan (Incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1/A filed with the SEC on January 23, 2014)

10.19	Securities Purchase Agreement, dated November 24, 2014, by and among the Registrant and the persons party thereto (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 1, 2014)

10.20	Form of Warrant to Purchase Common Stock, by and between the Registrant and the persons party thereto (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on December 1, 2014)

10.21	Registration Rights Agreement, dated November 24, 2014, by and among the Registrant and the persons party thereto (Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on December 1, 2014)

10.22	Second Loan Modification Agreement, dated November 25, 2014, by and among the Company and Silicon Valley Bank

10.23	Form of Warrant issued to Silicon Valley Bank and Life Science Loans, LLC dated November 25, 2014

23.1	Consent of Ernst & Young LLP

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

†	Confidential treatment obtained as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.